KGHM POLSKA MIEDŹ S.A.

EXEMPTION NUMBER: 82-4639

SEC MAIL RECEIVED PROCESSING OCT 26 2007 WASH, D.C. 200 SECTION

KGHM Polska Miedź
Spółka Akcyjna

z siedzibą w Lubinie

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00 [redacted]

07027713

23 October 2007
NI/61/2007

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
100 F St., NE
Washington, DC 20549

SUPPL

Enclosed please find the hard copy of the Consolidated Report of the KGHM Polska Miedź S.A. Group for the first half of 2007.

Leszek Mierzwa (contact name)
Executive Director, Equity Supervision
and Investor Relations

Phone: ++48 76 747 81 30
Fax: ++48 76 747 81 39

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

Sincerely

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARŻĄDU
Ireneusz Reszczyński

Zarejestrowana pod nr
KRS 0000023302
w Sądzie Rejonowym
dla Wrocławia Fabrycznej,
IX Wydział Gospodarczy
Krajowego Rejestru Sądowego,
gdzie przechowywana jest
dokumentacja spółki

Kapitał zakładowy:

2.000.000.000 zł
(z czego wpłacono 2.000.000.000 zł)

POLISH FINANCIAL SUPERVISION AUTHORITY EXEMPTION NUMBER: 82-4639

Consolidated half-year report PS 2007

(In accordance with § 86, section 2 of the Decree of the Minister of Finance dated October 19, 2005 – Journal of Laws No 209, point 1744)

for issuers of securities involved in production, construction, trade or services activities

For the first half of financial year **2007** comprising the period from **1 January 2007** to **30 June 2007**
Containing the financial statements according to International Financial Reporting Standards in PLN.

publication date: 23 October 2007

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. (name of issuer in brief)	**Metals industry** (issuer branch title per the Warsaw Stock Exchange)
59 301 (postal code)	**LUBIN** (city)
M. Skłodowskiej – Curie (street)	**48** (number)
(48 76) 74 78 200 (telephone)	**(48 76) 74 78 500** (fax)
IR@BZ.KGHM.pl (e-mail)	**www.kghm.pl** (website address)
692–000–00-13 (NIP)	**390021764** (REGON)

ERNST & YOUNG
(Entity entitled to audit financial statements)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	half-year 2007 period from 1 January 2007 to 30 June 2007	half-year 2006 period from 1 January 2006 to 30 June 2006	half-year 2007 period from 1 January 2007 to 30 June 2007	half-year 2006 period from 1 January 2006 to 30 June 2006
I. Sales	6 467 338	6 176 057	1 680 439	1 583 523
II. Operating profit	2 126 486	2 233 811	552 535	572 743
III. Profit before income tax	2 233 704	2 320 272	580 394	594 911
IV. Profit for the period	1 812 025	1 881 372	470 827	482 378
V. Profit for the period attributable to shareholders of the Parent Entity of the Group	1 811 718	1 881 002	470 747	482 283
VI. Profit for the period attributable to minority interests	307	370	80	95
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	9.06	9.41	2.35	2.41
IX. Net cash generated from operating activities	1 813 154	1 032 884	471 120	264 828
X. Net cash used in investing activities	(559 488)	(427 342)	(145 374)	(109 569)
XI. Net cash generated from financing activities	21 320	124 442	5 540	31 907
XII. Total net cash flow	1 274 986	729 984	331 286	187 166
	At 30 June 2007	At 31 December 2006	At 30 June 2007	At 31 December 2006
XIII. Current assets	7 332 983	5 799 573	1 947 257	1 513 774
XIV. Non-current assets	7 326 608	7 244 478	1 945 565	1 890 916
XV. Non-current assets held for sale	297	24 507	79	6 397
XVI. Total assets	14 659 888	13 068 558	3 892 901	3 411 087
XVII. Current liabilities	5 698 529	3 186 005	1 513 232	831 594
XVIII. Non-current liabilities	1 650 387	1 547 124	438 256	403 822
XIX. Liabilities associated with non-current assets held for sale	-	3 302	-	862
XX. Equity	7 310 972	8 332 127	1 941 413	2 174 809
XXI. Minority interest	46 563	44 725	12 365	11 674

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON ITS REVIEW OF THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2007

Lubin, October 2007

Independent Auditors' Review Report on the Interim Consolidated Financial Statements for the six-month period ended 30 June 2007

To the General Shareholders' Meeting and Supervisory Board of KGHM Polska Miedź SA

1. We have reviewed the attached consolidated financial statements of the KGHM Polska Miedź SA Group ("the Group"), for which the parent company is KGHM Polska Miedź SA ('the Company', 'the parent company') located in Lubin, at M. Skłodowskiej-Curie Street 48, including:
   - the interim consolidated balance sheet as at 30 June 2007 with total assets amounting to 14,659,888 thousand zlotys,
   - the interim consolidated income statement for the period from 1 January 2007 to 30 June 2007 with a net profit amounting to 1,812,025 thousand zlotys,
   - the interim consolidated statement of changes in equity for the period from 1 January 2007 to 30 June 2007 with a net decrease of equity amounting to 951,430 thousand zlotys,
   - the interim consolidated cash flow statement for the period from 1 January 2007 to 30 June 2007 with a net cash inflow amounting to 1,258,854 thousand zlotys and
   - the interim explanatory notes

   ('the attached interim consolidated financial statements').

2. The truth and fairness[1] of the attached interim consolidated financial statements prepared in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union ('IAS 34') and the proper maintenance of the consolidation documentation are the responsibility of the Company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. Except for the potential effects, if any, of the matter described in point 5 below, we conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors ('Standards'). These Standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of documentation supporting the amounts and disclosures in the interim consolidated financial statements and discussions with the management of the Company as well as its employees. The scope of work[2] of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness[3] of the financial statements. Review provides less assurance than an audit. We have not performed an audit of the attached interim consolidated financial statements and, accordingly, do not express an audit opinion.

---

[1] Translation of the following expression in Polish language: "prawidłowość, *rzetelność i jasność*"

[2] In Polish language two expressions are used (*"zakres i metoda"*) that in English language translation are covered by one expression "the scope of work"

[3] Translation of the following expression in Polish language: *"prawidłowo, rzetelnie i jasno"*

4. The Company's consolidated financial statements for the period ended 30 June 2006 and for the year ended 31 December 2006 were respectively reviewed and audited by another certified auditor, acting on behalf of another entity. The certified auditor issued a review report dated 16 October 2006 on the consolidated financial statements for the period ended 30 June 2006, and an auditors' opinion dated 13 April 2007 on the consolidated financial statements for the year ended 31 December 2006.

5. The Company holds 100% shares in its subsidiary, Telefonia Dialog S.A. As described in note 7 to the explanatory notes of the attached interim consolidated financial statements, in relation to the fixed assets of the subsidiary included in the attached interim consolidated financial statements, the last impairment loss was recorded as at 31 December 2005. As a result of the impairment test, the carrying amount of fixed assets of the subsidiary was reduced by the general impairment loss amounting to approximately 180,400 thousand zlotys as at that date. The value of the impairment loss remained unchanged as at 31 December 2006 and 30 June 2007. According to International Accounting Standard 36 'Impairment of Assets' ('IAS 36'), estimation of an impairment loss results from comparison of assets' carrying and recoverable amounts.
   In our opinion, the conclusion concerning the unchanged amount of impairment loss was not based on a correct calculation of the recoverable amount, and the results of the calculation should be reassessed. As a consequence, as of the date of this report we are unable to determine the potential effects of the reassessment referred to above as at 31 December 2006 and 30 June 2007.

6. As at 30 June 2007, the Company reported a deferred tax asset amounting to 98,197 thousand zlotys in the attached interim consolidated financial statements. As described in note 22 to the explanatory notes of the attached interim consolidated financial statements, the Group companies determine the probability of future realization of the deferred tax asset based on five-year financial plans and the related projections of tax results, as well as the effectiveness of financial projections in the past. Having regard to the regulations of International Accounting Standard 12 'Income Taxes' ('IAS 12'), the Group companies commenced works aimed at revising their current approach to the estimated recoverability of the deferred tax asset. As of the date of this report, we are unable to determine the results of the above verification which would affect the balance of deferred tax as at 30 June 2007.

7. Except for the potential effects, if any, of the matters described in paragraph 5 and 6 above, our review did not reveal the need for any material changes to be made to the attached interim consolidated financial statements for the said statements to present truly and fairly[3], in all material respects, the financial position of the Group as at 30 June 2007 and its financial result, for the 6-month period ended 30 June 2007 in accordance with IAS 34.

8. Without further qualifying our report, we draw attention to the following matter:

   As described in more detail in note 17 to the explanatory notes of the attached interim consolidated financial statements, as at 30 June 2007 the Group reported share capital amounting to 2,000,000 thousand zlotys. The above amount does not include effects of revaluation of share capital resulting from application of International Accounting Standard 29 'Financial Reporting in Hyperinflationary Economies' ('IAS 29'). Based on the resolution no. 31/2005 dated 15 June 2005 of the General Meeting of the Company's Shareholders, in the Company's consolidated financial statements, the results of share capital revaluation have been transferred to the consolidated retained earnings. As a consequence, the share capital reported as at 30 June 2007 in the interim consolidated financial statements differs from the share capital reported in the standalone interim financial statements of the Company as at that date.

As pointed out in note 17 to the explanatory notes of the attached interim consolidated financial statements, on 18 October 2007, the Company's Extraordinary Meeting of Shareholders resolved to waive the resolution no. 31/2005, and to reduce share capital by transferring the results of the revaluation to reserve capital in the financial statements of the parent company, and in consequence, in the consolidated financial statements of the Group.

on behalf of
Ernst & Young Audit Sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Registration No. 130

Marek Musiał
Certified Auditor
Registration No. 90036/7272

Jacek Hryniuk
Certified Auditor
Registration No. 9262/6958

Warsaw, 18 October 2007

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, October 2007

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

According to our best judgement the half-year consolidated financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and reflect in a fair, clear and accurate way the material and financial position of the KGHM Polska Miedź S.A. Group and the financial result of the Group. The half-year report on the activities of the Group presents a true picture of the growth and achievements, as well as the condition, of the KGHM Polska Miedź S.A. Group, including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
18 October 2007	*Krzysztof Skóra*	President of the Management Board	[signature]
18 October 2007	*Maksymilian Bylicki*	I Vice President of the Management Board	[signature]
18 October 2007	*Marek Fusiński*	Vice President of the Management Board	[signature]
18 October 2007	*Stanisław Kot*	Vice President of the Management Board	[signature]
18 October 2007	*Ireneusz Reszczyński*	Vice President of the Management Board	[signature]

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, October 2007

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has reviewed the half-year consolidated financial statements, was selected in accordance with legal provisions. This entity, as well as the certified auditors who have conducted this review, have met the conditions for issuing an impartial and independent review report, in accordance with appropriate Polish legal provisions.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
18 October 2007	*Krzysztof Skóra*	President of the Management Board	
18 October 2007	*Maksymilian Bylicki*	I Vice President of the Management Board	
18 October 2007	*Marek Fusiński*	Vice President of the Management Board	
18 October 2007	*Stanisław Kot*	Vice President of the Management Board	
18 October 2007	*Ireneusz Reszczyński*	Vice President of the Management Board	

KGHM POLSKA MIEDŹ S.A.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2007

Lubin, October 2007

Table of contents to the consolidated financial statements

(amounts in tables in '000 PLN unless otherwise indicated)

Consolidated balance sheet

	Note	At 30 June 2007	At 31 December 2006
Assets			
Non-current assets			
Property, plant and equipment	7	6 239 429	6 031 547
Intangible assets	8	124 058	125 615
Investment property	9	12 817	18 853
Investments in associates	10	609 354	690 074
Deferred income tax assets	22	98 197	222 518
Available-for-sale financial assets	11	27 807	81 826
Held-to-maturity investments	12	42 268	32 213
Other investments		11 106	11 106
Derivative financial instruments	13	123 413	16 411
Trade and other receivables	14	38 159	14 315
		7 326 608	**7 244 478**
Current assets			
Inventories	15	1 766 515	1 768 750
Trade and other receivables	14	1 382 005	1 403 112
Receivables due to current income tax		2 541	4 860
Available-for-sale financial assets	11	204 251	-
Held-to-maturity investments	12	47 491	19 070
Derivative financial instruments	13	350 195	282 650
Cash and cash equivalents	16	3 579 985	2 321 131
		7 332 983	**5 799 573**
Non-current assets held for sale	**25**	**297**	**24 507**
TOTAL ASSETS		**14 659 888**	**13 068 558**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital	17	2 000 000	2 000 000
Other reserves	18	128 128	(431 161)
Retained earnings		5 136 281	6 718 563
		7 264 409	**8 287 402**
Minority interest	**19**	**46 563**	**44 725**
TOTAL EQUITY		**7 310 972**	**8 332 127**
LIABILITIES			
Non-current liabilities			
Trade and other payables	20	23 867	15 361
Borrowings	21	152 654	150 568
Derivative financial instruments	13	-	880
Deferred income tax liabilities	22	37 755	26 538
Liabilities due to employee benefits	23	871 268	864 950
Provisions for other liabilities and charges	24	564 843	488 827
		1 650 387	**1 547 124**
Current liabilities			
Trade and other payables	20	4 917 171	1 532 723
Borrowings	21	78 466	54 756
Current income tax liabilities		228 601	402 842
Derivative financial instruments	13	341 806	1 047 124
Liabilities due to employee benefits	23	75 004	72 603
Provisions for other liabilities and charges	24	57 481	75 957
		5 698 529	**3 186 005**
TOTAL LIABILITIES		**7 348 916**	**4 733 129**
Liabilities associated with non-current assets held for sale	**25**	**-**	**3 302**
TOTAL EQUITY AND LIABILITIES		**14 659 888**	**13 068 558**

The notes presented on pages 7 to 92 represent an integral part of these financial statements

(amounts in tables in '000 PLN unless otherwise indicated)

Consolidated income statement

	Note	For the period from 1 January to 30 June 2007	For the period from 1 January to 30 June 2006
Sales	27	6 467 338	6 176 057
Cost of sales	28	(3 639 186)	(3 567 723)
Gross profit		**2 828 152**	**2 608 334**
Selling costs	28	(95 652)	(91 373)
Administrative expenses	28	(344 775)	(335 395)
Other operating income	30	105 841	115 813
Other operating costs	31	(367 080)	(63 568)
Operating profit		**2 126 486**	**2 233 811**
Finance costs - net	32	(15 212)	(13 380)
Share of profits of associates accounted for using the equity method	33	122 430	99 841
Profit before income tax		**2 233 704**	**2 320 272**
Income tax expense	34	(421 679)	(438 900)
Profit for the period		**1 812 025**	**1 881 372**
attributable to:			
shareholders of the Parent Entity		1 811 718	1 881 002
minority interest		307	370
		1 812 025	**1 881 372**
Earnings per share attributable to the shareholders of the Parent Entity during the period (PLN per share)	35		
- basic		9.06	9.41
- diluted		9.06	9.41

The notes presented on pages 7 to 92 represent an integral part of these financial statements

(amounts in tables in '000 PLN unless otherwise indicated)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity			Attributable to minority interest	Total equity
	Share capital	Other reserves	Retained earnings		
At 1 January 2006	**2 000 000**	**(796 342)**	**5 139 032**	**14 631**	**6 357 321**
Prior period errors (note 43)	-	-	**110 823**	-	**110 823**
At 1 January 2006 comparable	**2 000 000**	**(796 342)**	**5 249 855**	**14 631**	**6 468 144**
Effects of measurement of cash flow hedges	-	(1 240 335)	-	-	(1 240 335)
Fair value losses on available-for-sale financial assets	-	(37)	-	-	(37)
Deferred income tax	-	232 917	-	-	232 917
Total income/(expenses) recognised directly in equity	**-**	**(1 007 455)**	**-**	**-**	**(1 007 455)**
Profit for the period	-	-	1 881 002	370	1 881 372
Transactions with minority interest	-	-	-	(312)	(312)
Total recognised income/(expenses)	-	**(1 007 455)**	**1 881 002**	**58**	**873 605**
Dividends for 2005	-	-	(2 000 000)	-	(2 000 000)
At 30 June 2006	**2 000 000**	**(1 803 797)**	**5 130 857**	**14 689**	**5 341 749**
At 1 January 2007	**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period errors (note 43)	-	-	**69 725**	-	**69 725**
At 1 January 2007 comparable	**2 000 000**	**(431 161)**	**6 718 563**	**44 725**	**8 332 127**
Effects of measurement of cash flow hedges (note 13)	-	698 586	-	-	698 586
Fair value losses on available-for-sale financial assets	-	(1 845)	-	-	(1 845)
Deferred income tax (note 22)	-	(137 452)	-	-	(137 452)
Total income/(expenses) recognised directly in equity	**-**	**559 289**	**-**	**-**	**559 289**
Profit for the period	-	-	1 811 718	307	1 812 025
Transactions with minority interest (note 19)	-	-	-	1 531	1 531
Total recognised income/(expenses)	**-**	**559 289**	**1 811 718**	**1 838**	**2 372 845**
Dividends for 2006	-	-	(3 394 000)	-	(3 394 000)
At 30 June 2007	**2 000 000**	**128 128**	**5 136 281**	**46 563**	**7 310 972**

The notes presented on pages 7 to 92 represent an integral part of these financial statements

(amounts in tables in '000 PLN unless otherwise indicated)

Consolidated cash flow statement

	Note	For the period from 1 January to 30 June 2007	from 1 January to 30 June 2006
Cash flow from operating activities			
Cash generated from operating activities	37	2 408 938	1 569 164
Income tax paid		(595 784)	(536 280)
Net cash generated from operating activities		**1 813 154**	**1 032 884**
Cash flow from investing activities			
Purchase of intangible assets and property, plant and equipment		(613 530)	(422 211)
Proceeds from sale of intangible assets and property, plant and equipment	37	11 012	3 427
Purchase of investment property			(15)
Proceeds from sale of investment property		35 924	
Purchase of held-to-maturity financial assets		(234 949)	(13 760)
Proceeds from sale of held-to-maturity financial assets		197 134	2 455
Purchase of available-for-sale financial assets		(200 000)	-
Proceeds from sale of available-for-sale financial assets		61 254	396
Repayments of loans		250	-
Interest received		471	72
Dividends received		203 167	609
Other investment proceeds/(expenses)		(20 221)	1 685
Net cash used in investing activities		**(559 488)**	**(427 342)**
Cash flow from financing activities			
Expenses connected with transactions with minority interest		(464)	-
Proceeds from loans and borrowings		55 562	149 552
Repayments of loans and borrowings		(25 716)	(17 883)
Interest paid		(3 868)	(2 507)
Payments of liabilities due to finance leases		(4 194)	(4 664)
Other finance expenses		-	(56)
Net cash generated from financing activities		**21 320**	**124 442**
Total net cash flow		**1 274 986**	**729 984**
Exchange gains/(losses) on cash and cash equivalents		(16 132)	53 019
Movements in cash and cash equivalents		**1 258 854**	**783 003**
Cash and cash equivalents at beginning of the period	16	**2 321 131**	**1 841 981**
Cash and cash equivalents at end of the period	16	**3 579 985**	**2 624 984**
including restricted cash and cash equivalents		2 171	2 364

The notes presented on pages 7 to 92 represent an integral part of these financial statements

(amounts in tables in '000 PLN unless otherwise indicated)

Notes to the consolidated financial statements prepared for the first half of 2007

1. General information

Name, head office, business

KGHM Polska Miedź S.A. (Parent Entity) with its head office in Lubin at the address: ul. M. Skłodowskiej-Curie 48 is a joint stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court Register under KRS no. 23302 on the territory of the Republic of Poland. The Parent Entity has been assigned a tax identification number (NIP) 692-000-00-13 and statistical REGON number 390021764.
KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises a Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), an Ore Enrichment Plant, a Tailings Plant, a Mine-Smelter Emergency Rescue Unit, and a Data Center.
The shares of KGHM Polska Miedź S.A. are listed on the Warsaw Stock Exchange and - in the form of GDRs (global depositary receipts) - on the London Stock Exchange (LSE). According to the classification of the Warsaw Stock Exchange, KGHM Polska Miedź S.A. is classified under the "metals industry" sector.

The principal activities of the Company comprise:
- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals,
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electricity and of steam and hot water, the production of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- energy production,
- telecommunication services,
- transport services, and
- activities in the areas of research, analysis and design.

Timeframe of issuer

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The timeframe of the Parent Entity and subsidiaries is unlimited.
The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Composition of the Management Board of the Parent Entity

At 30 June 2007 and at the date of authorisation of the financial statements for issue, the composition of the Management Board is as follows:

President of the Management Board – Krzysztof Skóra
I Vice President of the Management Board - Maksymilian Bylicki
Vice President of the Management Board - Marek Fusiński
Vice President of the Management Board - Stanisław Kot
Vice President of the Management Board - Ireneusz Reszczyński

Authorisation of the financial statements

These financial statements were authorised for issue and signed by the Management Board of the Parent Entity on 18 October 2007.

Going concern

These financial statements were prepared under the assumption that the Parent Entity and subsidiaries will continue to operate as a going concern over the period of at least 12 months from the balance sheet date in a form and business scope unaltered by the intended or forced discontinuation or significant limitation of their current activities. At the date of signing of the financial statements the Management Board of the Parent Entity has not identified any facts or circumstances suggesting any threats to the going concern consideration in the foreseeable future.

2. Main accounting principles applied

2.1 Basis for preparation

These financial statements have been prepared in accordance with the International Financial Reporting Standards approved by the European Union using the same principles for the current and comparative periods. The presentation of comparable periods was adjusted for the effects of prior period errors respecting the policies for recognising deferred income tax liabilities on temporary differences related to investments in associates and other changes.

The effects of these changes are presented in note 43.

These financial statements have been prepared on the historical cost basis (adjusted for the effects of hyperinflation in respect of property, plant and equipment and equity), with the exception of available-for-sale financial assets, derivative instruments and investment property, which have been measured at fair value.

The carrying amount of recognised hedged assets and liabilities is adjusted for the changes in fair value attributable to the hedged risk.

Standards and interpretations in force applied in the Group as of this year

IAS 1 Presentation of Financial Statements – Capital Disclosures
The Group has applied the amended provisions of IAS 1. The newly-disclosed information is presented in Note 3, Risk management policy.

IFRS 7 Financial Instruments: Disclosures
The Group has applied IFRS 7. The most significant changes affect Note 14, Trade and other receivables, and Note 3, Risk management policy.

IFRIC 7 Applying the Restatement Approach under IAS 29 „Financial Reporting in Hyperinflationary Economies"
Application of this interpretation has no effect on the financial statements of the Group.

IFRIC 8 Scope of IFRS 2
Application of this interpretation has no effect on the financial statements of the Group.

IFRIC 9 Reassessment of Embedded Derivatives.
The Group has applied IFRIC 9. This interpretation states that assessment of whether a given contract contains an embedded derivative is made when an entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract. Application of this interpretation has not caused any changes in the disclosure of embedded derivatives held by the Group.

IFRIC 10 Interim Financial Reporting and Impairment
The Group has applied IFRIC 10. This interpretation states that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in an equity instrument classified as available-for-sale. Application of this interpretation has not caused significant changes affecting these financial statements.

In these consolidated financial statements any standard or interpretation prior to their coming into force have not been applied.

(amounts in tables in '000 PLN unless otherwise indicated)

Published standards and interpretations which have not come into force or have not been approved by the European Union:

IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions"
IFRIC 11 was issued on 2 November 2006. It addresses the scope of IFRS 2, *Share-based Payment*. IFRIC 11 provides guidance on whether transactions in which an entity issues equity instruments as payment for goods or services received by the entity, or when such payment takes the form of equity instruments issued by an entity of the same group, should be accounted for as equity-settled or as cash-settled. This Interpretation also provides guidance on how to approach a situation in which an entity settles liabilities using its own shares. This Interpretation is applicable to periods beginning on or after 1 March 2007, and will not affect the financial statements of the Company.

IFRIC 12 "Service Concession Arrangements"
IFRIC Interpretation 12 was issued on 30 November 2006. The Interpretation relates to arrangements whereby a government or other body grants contracts for the supply of public services to private operators. It provides general principles which operators of service concession contracts should follow in recognising and measuring assets and liabilities arising from service concession contracts. The Interpretation will be in effect for periods beginning on or after 1 January 2008. The Group is currently analysing if this interpretation affects its financial statements.

IFRS 8 "Operating segments"
IFRS 8, *Operating segments*, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, *Segment Reporting* and is in effect for periods beginning on and after 1 January 2009. This standard introduces a management approach to segment reporting, and underlines the necessity to disclose indicators and other measures used to monitor and evaluate activities to enable the users of the financial statements to evaluate the nature and financial results of various forms of activity carried out by the Group.
The Group is currently analysing if this standard affects its financial statements.

IAS 23 "Borrowing costs"
The amended IAS 23 was published by the International Accounting Standards Board on 29 March 2007. This standard relates to the accounting treatment for borrowing costs incurred that relate to assets that take a substantial period of time to get ready for their intended use or sale (qualifying assets). The amended IAS 23 removes the option of immediately recognising borrowing costs as an expense and instead requires them to be capitalised. Although this change will affect the Group, it is believed that its impact on the financial statements will be immaterial. The amended standard will be in effect for periods beginning on or after 1 January 2009; however, after evaluating the effects of any changes and following acceptance of this amended Standard by the European Union, the Group will consider its earlier application.

IFRIC 13 "Customer Loyalty Programmes"
On 28 June 2007, the International Accounting Standards Board issued interpretation 13, *Customer Loyalty Programmes*. This interpretation addresses the method of accounting for payments related to the sale of goods or services included in customer loyalty programmes. This interpretation is effective for periods beginning on or after 1 January 2008, and will not affect the financial statements of the Group.

IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
IFRIC Interpretation 14 was issued by the International Accounting Standards Board on 4 July 2007. It refers to IAS 19 *Employee Benefits* and provides guidance on how an entity should measure an asset which arises due to the participation of the entity in an employee defined benefit plan. This interpretation also explains what the impact on this asset may be from the minimum requirements for funding such plans. The purpose of introducing this interpretation is to standardise the approach to accounting for such assets as a result of the surplus which arises in defined benefit plans. This interpretation is effective for periods beginning on or after 1 January 2008, and will not affect the financial statements of the Group.

IAS 1 "Presentation of Financial Statements"

The revised IAS 1 was published by the International Accounting Standards Board in September 2007. This standard relates to the presentation of financial statements. The revised standard introduces a new element of the financial statements, a statement of comprehensive income, which will present all cost and income items – including those which until now have been recognised directly in equity. In addition,

(amounts in tables in '000 PLN unless otherwise indicated)

changes relate to the principles of presentation of the statement of changes in equity, presentation of dividends and presentation of comparative data in the case of retrospective application of accounting policies. Also, while changes have been introduced to the names of basic elements of the financial statements, companies will retain the option to continue to use the existing terminology. The revised standard will come into effect for the periods beginning on or after 1 January 2009, however, the Group will consider its earlier application following the analysis of the effects of these changes and after the adoption of the revised standard by the European Union.

2.2 Accounting policy

2.2.1 Property, plant and equipment

The following assets are considered to be items of property, plant and equipment:
- those which are held by an entity for use in production, supply of goods and services or for administrative purposes,
- those which are expected to be used during more than one year,
- those in relation to which it is probable that future economic benefits associated with the item will flow to the entity, and
- those whose value can be measured reliably.

At initial recognition items of property, plant and equipment are measured at cost.

Borrowing costs incurred for the purchase or construction of an item of property, plant and equipment are not included in the cost of this item. Exchange rate differences arising from foreign currency liabilities related to the purchase or construction of an item of property, plant and equipment are recognised in profit or loss in the period in which they are incurred.

At initial recognition, the cost of an item of property, plant and equipment includes anticipated costs of its future dismantling and removal and of restoring the site on which it is located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories. In particular, included in the initial cost of items of property, plant and equipment are discounted decommissioning costs, i.e. the costs of liquidating such assets after the conclusion of underground and surface mining, as well as of liquidating other technological facilities which, in accordance with prevailing law, must be liquidated upon the conclusion of activities.

Mine closure costs recognised in the initial cost of an item of property, plant and equipment are depreciated in the same manner as the item of property, plant and equipment to which they relate, beginning from the moment an asset is brought into use, throughout the period set out in the asset group liquidation plan within the schedule of mine closure.
The costs of liquidating other facilities recognised in the initial cost of property, plant and equipment are depreciated beginning from the moment the items of property, plant and equipment are brought into use, throughout their useful lives and in accordance with the method used for the depreciation of the items of property, plant and equipment to which these costs have been assigned.

Property, plant and equipment acquired in the period up to 31 December 1996 and brought into use after this date, for which expenditures were incurred to the end of 1996, were restated to reflect the effects of hyperinflation in accordance with IAS 29, *"Financial reporting in hyperinflationary economies"*.

Measurement after initial recognition

At the balance sheet date, items of property, plant and equipment are carried at cost, less any accumulated depreciation and any accumulated impairment losses.

Subsequent expenditures on items of property, plant and equipment (for example to increase the usefulness of an asset, to replace its parts or to renovate it) are recognised in the carrying amount of a given asset or as separate item of property, plant and equipment (where appropriate) only if it is probable that future economic benefits associated with the item will flow to the entity, and the cost of the item can be measured reliably. All other expenditures on repairs and maintenance are recognised in profit or loss in the period in which they are incurred.

Items of property, plant and equipment (excluding land) are **depreciated** using the straight-line method over their anticipated useful lives. The residual value and useful life of an asset and the method of depreciation applied to items of property, plant and equipment are reviewed at least at the end of each financial year.

The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, comply with the plans for the conclusion of mining operations.

The following time ranges have been applied as the anticipated useful life of a given class of property, plant and equipment:
- Buildings and civil engineering facilities: 25-60 years,
- Machinery and equipment: 4-15 years,

- Vehicles: 3-14 years,
- Other - the useful life is set individually for specific items of property, plant and equipment.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 *"Non-current assets held for sale and discontinued operations"* or is derecognised upon disposal or retirement.

The basis for the calculation of depreciation is the cost of an item of property, plant and equipment less its residual value.

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole and whose cost is significant in comparison to the cost of the item of property, plant and equipment as a whole, are depreciated separately, applying depreciation rates reflecting their anticipated useful lives.

An asset's carrying amount is written down to its recoverable amount, if the carrying amount of the asset (or cash-generating unit to which it belongs) is greater than its estimated recoverable amount.

The asset's carrying amount includes costs of regular major inspections (including for the purpose of certification), which are required to avoid the occurrence of faults.

Specialised spare parts with a significant initial cost and an anticipated useful life of more than 1 year are recognised as an item of property, plant and equipment. Spare parts and servicing equipment whose use is restricted to only certain items of property, plant and equipment are recognised in a similar manner. Other spare parts and servicing-related equipment with an insignificant cost are recognised as inventories and accounted for in the income statement at the moment they are used.

The carrying amount of an item of property, plant and equipment is derecognised on disposal, or when no future economic benefits are expected from its use or disposal.

2.2.2 Intangible assets

Intangible assets include identifiable non-monetary assets without physical substance, i.e.:
- development costs,
- goodwill,
- software,
- acquired concessions, patents, licenses,
- other intangible assets, and
- intangible assets not yet available for use (under construction).

Goodwill

Goodwill represents the excess of the cost of acquisition of an entity over the fair value of the Group's interests in the identifiable net assets of the acquired subsidiary at the date of the acquisition, or of the acquired associate at the date of the acquisition of the investment. Goodwill on acquisitions of a subsidiary is recognised in intangible assets. Goodwill on acquisition of investments in associates is included in the carrying amount of such investment.

Goodwill is tested annually for impairment and carried at cost less any accumulated impairment losses.
Testing for impairment is performed and any potential impairment loss is recognised in accordance with the policies described in note 2.2.13 "Impairment of non-financial assets".

Goodwill enters into determination of the gain or loss on disposal of subsidiaries and associates.

Other intangible assets i.e. software, acquired concessions, patents, licenses, intangible assets not yet available for use (under construction) and other intangible assets are measured at cost at initial recognition.

Included in other intangible assets are the costs of internal development work, representing total expenditures incurred from the date when an intangible asset arising from such development work first meets the criteria for recognition in this category.
Capitalised development costs are recognised as intangible assets not yet available for use until such time as they have been completed and a decision has been made to give them over for use.

Any borrowing costs incurred for a qualifying intangible asset are recognised in the income statement in the period in which they are incurred. Exchange differences which arise from liabilities in a foreign currency

which are related to the acquisition or construction of an item of intangible assets are recognised in profit or loss in the period in which they are incurred.
At the balance sheet date intangible assets are measured at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets (excluding goodwill and intangible assets not yet available for use) are amortised using the straight-line method over their anticipated useful lives, which are as follows for the specific types of intangible assets:

- Software - 2-8 years,
- Licenses for computer software - 2 years,
- Rights to geological information - 50 years,
- Acquired property rights - over a useful life set separately for individual property rights.

The amortisation method and the amortisation rate of intangible assets are subject to review at each balance sheet date.

As in the case of goodwill, intangible assets not yet available for use (under construction) are not amortised, but are tested annually for impairment. Any potential impairment loss is recognised in the income statement.
There are no intangible assets in the Group with an indefinite useful life.

2.2.3 Investment property

Investment property is property which the Group treats as a source of income from rentals, or for capital appreciation, or both. Investment property also includes property held under an operating lease agreement, as long as it would otherwise meet the definition of investment property.

Investment property (other than that held under an operating lease agreement) is initially measured at cost. Transaction costs are included in the initial measurement.

The initial cost of the right to use an investment property (a property interest) held under a lease is recognised at the lower of the fair value of the property and the present value of the minimum lease payments.

On subsequent balance sheet dates investment property is measured at fair value. Any gain or loss arising from a change in the fair value of the investment property affects net profit or loss for the period in which it arises.

Investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

2.2.4 Investments in subsidiaries and associates

a) Subsidiaries

Subsidiaries in the consolidated financial statements of KGHM Polska Miedź S.A. are those entities which the Group has the power to govern in terms of their financial and operating policies in order to achieve benefits from their activities. Such control is exercised through ownership of the majority of the total number of votes in the governing bodies of these entities, i.e. in their management and supervisory boards. The existence and effect of potential voting rights that are currently exercisable or convertible are also considered when assessing whether the Group controls a given entity.

The purchase method is used to account for the acquisition of subsidiaries by the Group.

The carrying amount of investments held by the Parent Entity in each subsidiary is eliminated, along with the respective portion of equity of each subsidiary. The excess of the carrying amount of the investment over the fair value of the Group's interest in the identifiable net assets acquired is recognised as goodwill. The excess of the fair value of the Group's interest in the net assets acquired over the cost of acquisition is recognised directly in the income statement.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest.

Inter-company transactions, balances, income, expenses and unrealised gains recognised in assets are eliminated. Unrealised losses are also eliminated, unless the transaction provides evidence of the impairment of the asset transferred.

Minority interest in the net assets of consolidated subsidiaries are recognised as a separate item of equity.

Consolidation of subsidiaries is discontinued from the date on which control ceases.

The Group applies a policy of treating transactions with minority interest as transactions with third parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interest give rise to goodwill, being the difference between any consideration paid and the Group's interest in the carrying amount of the net assets acquired.

b) Associates

Investments in associates, i.e. entities over which the Group has significant influence but does not control, and in which it participates in setting both the financial and operating policies of the entity, are accounted for using the equity method in the consolidated financial statements.

These investments are initially recognised at cost. The Group's net investment in an associate includes goodwill, as set at the date of acquisition, less any accumulated impairment losses.

The Group's share of post-acquisition profits or losses of associates is recognised in its profit or loss, and its share of post-acquisition movements in other equity is recognised in the respective item of the Group's equity. The cumulative post-acquisition movements in equity are adjusted against the carrying amount of the investment. When the Group's share of losses of an associate equals or exceeds its interest in the associate, the Group discontinues recognising its share of further losses, unless it has incurred obligations or made payments on behalf of the associate.

The interest in an associate is the carrying amount of the investment in the associate under the equity method together with any long-term interests that, in substance, form part of the investor's net investment in the associate.

2.2.5 Investments (financial assets)

Financial investments are classified as follows:

- financial assets at fair value through profit or loss,
- loans and receivables,
- held-to-maturity investments,
- available-for-sale financial assets.

Investments are classified based on the purpose for which the investments were acquired and on the accepted measurement methods and items in the financial statements where the effects are recognised. Classification is made at initial recognition of the financial assets.

Principles for the classification of financial assets by category and their measurement:

Financial assets at fair value through profit or loss

This category includes financial assets held for trading and financial assets designated at fair value through profit or loss at initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if designated by the entity at initial recognition for measurement at fair value through profit or loss. A financial asset may be designated by the entity at initial recognition as measured at fair value through profit or loss only if:

a) such classification eliminates or significantly reduces any inconsistency in respect of measurement or recognition (also defined as "an accounting mismatch"), which otherwise would occur due to a different method of measuring assets or of recognising related profits or losses, or

b) a group of financial assets is managed in a proper manner and the results of the group are measured based on fair value, in accordance with documented risk management principles or with the investment strategy.

Derivatives are also classified as "held for trading" unless they are designated as hedges.

Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

Loans and receivables are included in current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are included in non-current assets. Loans and receivables are included in trade and other receivables.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity, except for assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.
This category primarily includes financial assets which do not have a fixed maturity date and which do not meet the criteria for being included in the category of financial assets at fair value through profit or loss, as well as financial assets which were acquired on a secondary market and which have a fixed maturity date, but which the Group does not intend, and is not able, to hold until maturity.
Available-for-sale financial assets are included in non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.

Measurement at initial recognition

The purchase and sale of investments are recognised at the transaction (entered into) date, initially at fair value plus transaction costs, with the exception of financial assets measured at fair value through profit or loss, which are recognised initially at fair value.
Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. In a case where substantially all risks and rewards of ownership have not been transferred, investments are derecognised at the moment when the Group loses control over a given asset.

Measurement at the balance sheet date

Available-for-sale financial assets and financial assets measured at fair value through profit or loss are subsequently measured at fair value. Available-for-sale financial assets whose fair value cannot be determined and which do not have a fixed maturity date are carried at cost.

Gains and losses from financial assets which are classified as financial assets measured at fair value through profit or loss are recognised in the income statement in the period in which they arise.

Gains and losses from financial assets which are classified as available-for-sale financial assets are recognised in equity, except for impairment losses and exchange gains/losses on monetary assets. When available-for-sale financial assets are derecognised, the total cumulative gains and losses which had been recognised in equity are recognised in the income statement as gains and losses from the derecognition of investments in available-for-sale financial assets.

The disposal of investments of the same type but with a different cost is accounted for using the FIFO method.

The fair values of investments for which there is an active market are based on current bid prices. If there is no active market for a financial asset (and with respect to unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, options valuation models and other techniques/valuation models generally used by the market and refined to reflect the issuer's specific circumstances.

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate.

Financial instruments designated as hedging instruments are included in none of the above categories.

Financial assets at fair value through equity are managed based on their total rate of return, which means that net gains or losses which are transferred to the income statement due to the realisation of financial assets, apart from any changes in fair value, also include other income due to such instruments, such as interest or other benefits paid, or returns on investments.

At the balance sheet date, the Group did not make use of the possibility of designating a financial instrument at the moment of initial recognition for measurement at fair value through profit or loss.

The Group has no collateral established on any of the categories of financial assets which would improve credit terms.

There was no reclassification of financial assets which would alter the method of measuring such assets.

2.2.6 Impairment of financial assets

At each balance sheet date an assessment is made of whether there is objective evidence that a financial asset or a group of financial assets is impaired. The following are recognised as significant objective indicators (evidence): serious financial problems of the debtor, legal action being taken against the debtor, the disappearance of an active market for a given financial instrument, the occurrence of significant unfavourable changes in the economic, legal or market environment of the issuer of a financial instrument, and the continuation of a decrease in the fair value of a financial instrument below amortised cost.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – set as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss. The reversal of impairment losses on financial debt instruments is recognised in profit or loss if, in a subsequent period, and after recognition of the impairment loss, the fair value of these instruments increases due to events occurring after recognition of the impairment loss.

If there exists evidence of potential impairment of loans and receivables or of held-to-maturity investments measured at amortised cost, the amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted using the original effective interest rate for these assets (i.e. the effective interest rate computed at the initial recognition of assets based on a fixed interest rate, and the effective interest rate computed at the final revaluation of assets based on a floating interest rate). Any impairment loss is recognised in profit or loss. The carrying amount of financial assets is determined by using a separate account for impairment losses (credit losses).

Receivables and loans, as well as financial assets held to maturity which are measured at amortised cost, are tested individually at each balance sheet date as to whether there is evidence of impairment. Receivables which are not individually recognised as impaired, but for which there exists the possibility of impairment due to their specific credit risk (related for example to the type of activity or structure of the clients) are tested for impairment as a group.

An impairment loss is reversed if in subsequent periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment loss. The reversal of an impairment loss is recognised in the profit or loss.

2.2.7 Derivative instruments

a) Recognition and measurement of derivative instruments in the balance sheet

Derivative instruments are recognised in the books at the moment when the entity becomes a party to a binding contract. Purchased instruments are initially recognised as financial assets at their initial cost, which is represented by the purchase price of the given instrument, or – in the case of issued instruments – in financial liabilities, at the selling price of the given instrument. In the case of options, the initial cost is the premium obtained or paid.

Embedded derivative instruments are separated from host contract and are accounted for on the date when the contract is entered into, if all of the following conditions are met:

- the contract containing the embedded derivative instrument (host contract) is not measured at fair value, with changes in fair value recognised in other operating income or other operating costs,
- the characteristics and risks of the embedded derivative are not closely related to the characteristics and risks of the host contract, and

- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Contracts are re-evaluated as respects the separation of embedded instruments whenever there occurs a significant change in the terms of a given contract causing a significant change in the cash flow arising from the contract.

At the balance sheet date derivatives are carried at fair value.

b) Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, transactions are valued based on market prices.
In the case of buy or sell commodity forwards, the fair value was estimated based on forwards prices for the maturity dates of specific transactions. In the case of copper, the official LME closing prices and volatility ratios as at the balance sheet date are those obtained from Reuters. For silver and gold the LBM fixing price is used, also at the balance sheet date. In the case of volatility and silver and gold forward rates, quotations given by Banks/Brokers are used.

The fair value of currency forward transactions was estimated based on the reference rate being the NBP fixing rate as at the balance sheet date. Currency interest rates and currency volatility ratios from Reuters are used.

As at the balance sheet date no valuation model based on other than described above market price were used.

Recognition of the effects of changes in fair value and gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are classified as hedging instruments and traded instruments. Hedging instruments are classified as fair value hedges and future cash flow hedges. Besides, depending on the nature of the item covered by the transaction, derivative instruments are classified as commodity market instruments and currency instruments. Gains and losses arising from changes in the fair value of traded derivative instruments due to their measurement at the balance sheet date or due to their realisation are recognised as other operating income/gains in the income statement in the period in which they arose.

2.2.8 Hedging instruments

Hedging, for accounting purposes, involves proportional offsetting of the effects of changes in the fair value or cash flows arising from a hedging instrument and a given hedged item.

The Group does not apply fair value hedge accounting.

Hedging instruments are designated to hedge future cash flows.

In a cash flow hedge, **a derivative used as a hedging instrument** is an instrument which:

- hedges the exposure to variability of cash flows and is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecast transaction, and
- will affect reported net profit or loss.

Gains and losses arising from changes in the fair value of the hedging instrument in a cash flow hedge are recognised as a separate item of equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken to the income statement as other operating income or costs. Gains or losses arising from the hedging instrument in a cash flow hedge are taken to the income statement when the hedged item affects profit or loss.

Hedge effectiveness is the degree to which changes in the cash flows of the hedged item that are attributable to the hedged risk are offset by changes in the cash flows of the hedging instruments.

If the hedged firm commitment or forecast transaction results in recognition of a non-financial asset or liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are reflected in the cost or other carrying amount of the asset or liability.

The Group applies future cash flow hedges for hedge accounting purposes. The designated hedges relate to future forecast transactions as assumed in the Sales Plan for a given year. These plans are prepared based on the production capabilities for a given period. The Group considers the probability of these transactions

occurring as being very high, as from a historical point of view, sales were always realised at those levels assumed in individual Sales Plans.

When entering into contracts, the Group documents the relationship between hedging instruments and the hedged items, as well as the objective of risk management and the strategy related to the conclusion of hedging transactions. The Group also documents its evaluation, both at the date of inception of the hedge as well as on an on-going basis, of whether the derivative instruments used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

The entity ceases to recognise derivative instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Group withdraws a designation of a given instrument as a hedge. The Group may designate a new hedging relationship for a given derivative, change the intended use of the derivative, or designate it to hedge another type of risk.

In such a case, for cash flow hedges, gains or losses arising in the periods in which the hedge was effective are retained in equity until the hedged item affects profit or loss.

If the hedge of a firm commitment or forecast transaction ceases to exist, because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecast transaction will not occur, then the net gain or loss recognised in equity is immediately transferred to the income statement.

Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as a hedging instrument only for the purpose of hedging against currency risk.

Classes of financial instruments

Derivative instruments have also been categorised by class, based on the type of transaction, the nature of specific instruments and the manner in which they are measured.

2.2.9 Inventories

Inventories are comprised of:

- materials,
- semi-products and work in progress,
- finished goods, and
- goods for resale.

Additions to inventories are measured in accordance with the following principles:

- materials and goods for resale - at cost,
- finished goods, semi-products - at actual manufacturing cost,
- work in progress - based on valuation of work-in-progress inventories.

Inventories disposed of are measured in accordance with the following principles:

- materials and goods for resale - at average cost based on the weighted average cost of a given item,
- finished goods and semi-products - by taking the difference between the closing balance of the inventories and the value of any additions, and giving due regard to the opening balance.

Inventories are measured in accordance with the following principles:

- materials and goods for resale - at average costs set as for disposal,
- finished goods, semi-products and work in progress - based on cumulative actual manufacturing costs and giving due regard to the opening balance.

At the balance sheet date inventories are measured based on the above-mentioned principles, but at an amount not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2.2.10 Trade and other receivables

Trade receivables are recognised initially at the amount due and subsequently measured at amortised cost using the effective interest rate, less provision for impairment, while trade receivables with maturity up to 12 months from the date of their arising are not discounted.
Impairment losses on trade receivables are recognised when there is objective evidence that an entity will not be able to collect all amounts due. The amount of the impairment loss is the difference between the

asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.
The amount of the impairment loss is recognised in the income statement.
Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the amount due.
Receivables with a maturity over 12 months from the balance sheet date are classified as non-current assets. Current assets include receivables with a maturity up to 12 months from the balance sheet date.

Recognised as receivables are:

- **trade receivables** – these are receivables which arise from the principal operating activities of the Group,
- **other receivables**, including:
- loans granted,
- other financial receivables, i.e. receivables meeting the definition of financial assets,
- other non-financial receivables, including advances for deliveries and for fixed assets, assets under construction, intangible assets, shares, receivables from employees, if they are settled other than by cash payment, and
- prepayments.

2.2.11 Cash and cash equivalents

Cash and cash equivalents includes cash in hand and in bank accounts, bank deposits held at call, other safe current investments with original maturities of three months or less from the date of their creation, acquisition or issuance and with high liquidity. Cash and cash equivalents also includes interest on cash equivalents.
Restricted cash and cash equivalents are recognised in held-to-maturity investments if the period in which they will not be available exceeds 12 months after the balance sheet date. These are particularly the monetary assets of the Mine Closure Fund. As these funds are to be used in future years, their use to settle liabilities is therefore restricted within a period of at least twelve months after the balance sheet date. Financial assets acquired from the funds of the Mine Closure Fund are measured at amortised cost, based on the effective interest rate.

2.2.12 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Immediately before the initial classification of assets (or disposal groups) as held for sale, the carrying amount of the asset is measured in accordance with applicable standards.

At the moment of reclassification these assets are measured at the lower of carrying amount and fair value less costs to sell.

2.2.13 Impairment of non-financial assets

Goodwill, and intangible assets not yet available for use, are not amortised, but are tested annually for impairment.

A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying amount may not be recoverable. An impairment loss is recognised at the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value less costs to sell, and value in use.

For the purpose of assessing impairment, assets are grouped at the lowest level at which they generate cash inflows that are largely independent of those from other assets (cash-generating units).

Cash-generating units are determined separately each time an impairment test is to be performed.

If an impairment test indicates that the recoverable amount (i.e. the higher of the asset's fair value less costs to sell and its value in use) of a given asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised as the difference between the recoverable amount and the carrying

amount of a given asset or cash-generating unit. Any impairment loss is initially allocated to goodwill, if any. The remaining amount of the impairment is allocated to assets within the cash-generating units proportionally to their share of the carrying amount of the entire unit. If such an allocation is made, the carrying amount of the asset may not be lower than the highest of the following amounts: fair value less costs to sell, value in use and zero.

Impairment losses are recognised in profit or loss.

Non-financial non-current assets, other than goodwill, for which an impairment loss was recognised in prior periods, are tested at each balance sheet date to determine whether there is any indication that an impairment loss may be reversed.

2.2.14 Equity

Equity consists of:

1. Share capital at nominal value, reflecting the effects of hyperinflation.
2. Other reserves, composed of:
   - a revaluation reserve set at the fair value of cash flow hedging instruments in the portion reflecting an effective hedge, and
   - a revaluation reserve arising from the fair value measurement of financial assets classified as available-for-sale.
3. Retained earnings, composed of:
   - undistributed profit or uncovered loss from prior years,
   - supplementary capital created in accordance with the Commercial Partnerships and Companies Code,
   - supplementary capital created and used in accordance with the Statutes,
   - profit or loss for the period.

2.2.15 Liabilities

Liabilities are present obligations of the Group arising from past events, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.

Liabilities comprise:
- liabilities due to bank loans, loans and finance leases,
- trade payables,
- other financial liabilities, and
- other non-financial liabilities.

Current trade payables are recognised in the balance sheet at their nominal value. The carrying amount of these liabilities approximates the amount representing amortised cost calculated using the effective interest rate. Current trade payables are not discounted.

Financial liabilities are included in two categories:

- Financial liabilities measured at fair value through profit or loss

Financial liabilities recognised under this category are liabilities held for trading and financial liabilities designated at the moment of initial recognition for measurement at fair value through profit and loss, under condition that such designation:

a) eliminates or significantly reduces inconsistencies in measurement or recognition (sometimes referred to as "an accounting mismatch"), which would have arisen from measuring financial liabilities or recognising the related gains or losses using any other method, or
b) that the group of financial liabilities is properly managed, and that the results of this group are measured based on fair value, in accordance with the documented risk management policy or with the investment strategy.

- Other financial liabilities

Liabilities included in this category are recognised initially at fair value, plus any transaction costs incurred.

After initial recognition, an entity measures all of its financial liabilities at amortised cost, using the effective interest rate, with the exception of:

1) financial liabilities measured at fair value through profit or loss (including derivative instruments with a negative fair value), and

2) financial liabilities arising when the transfer of financial assets does not qualify them for derecognition (elimination from the balance sheet).

If the transfer of financial assets does not qualify them for derecognition because the entity retained virtually all of the risks and rewards associated with ownership of the transferred asset, then the entity continues to fully recognise the transferred asset and simultaneously recognises a financial liability in the amount of the payment received. In subsequent periods, the entity recognises all revenues received from the transferred asset and all expenditures incurred in respect of the financial liability.

3) financial guarantee agreements.

Financial instruments designated as hedging instruments are not included in any of the above categories.

At the balance sheet date, the Group did not make use of the possibility of designating financial liabilities at the moment of initial recognition for measurement at fair value through profit or loss.

Liabilities not included under financial liabilities are measured at the amount payable.

2.2.16 Accruals

Accruals are liabilities which must be paid for goods or services which were received or performed, but for which payment has not yet been rendered, an invoice has not been received or a formal agreement reached with the supplier, including amounts due to employees.

Accruals include:
- remuneration and the related surcharges paid on a one-off basis, respecting annual periods,
- accrued costs of payments arising from the settlement of production, if they were not recognised as uninvoiced liabilities,
- short-term accruals for unused annual leave,
- other accrued costs matched to revenues, representing future liabilities estimated based on contracts entered into or other reliable estimates.

2.2.17 Deferred income

Deferred income mainly includes:
- monetary resources received for financing the acquisition or manufacture of assets under construction and of development work, which are recognised as income over the periods necessary to match them with the depreciation of the assets financed by these resources, and
- the value of property, plant and equipment, assets under construction and intangible assets acquired at no charge as a grant, which is recognised as income over the periods necessary to match it with the depreciation of those assets.

(The value of fixed assets, assets under construction and intangible assets acquired at no charge as a grant is recognised in accordance with the described Policy, note 2.2.27 *Government grants*).

2.2.18 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are recognised in particular in respect of the following:
- future mine closure costs after the conclusion of mining activities, costs of liquidating technological facilities in the copper smelters and other facilities in cases where the law foresees the obligation to dismantle and remove them after the conclusion of activities and to restore the sites to their original condition (jointly: decommissioning costs),
- the effects of litigation proceedings,
- guarantees granted.

Provisions are recognised in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

The provision for future decommissioning costs of mines and other technological facilities is recognised based on the estimated expected costs of liquidating such facilities and of restoring the sites to their original condition. Estimation of this provision is based on specially-prepared studies using ore exploitation

forecasts (for mining facilities), and technical-economic expertise prepared either by specialist external firms or within the Parent Entity. Provisions are reviewed at the balance sheet date.

The amount of the provision set at 1 January 2004, i.e. at the date of transition to IFRS for the purposes of preparing the consolidated financial statements, recognised in the cost of property, plant and equipment, was calculated based on the optional exemption set out in IFRS 1, *"First-time Adoption of International Financial Reporting Standards"*. Beginning from 1 January 2004, all changes arising from changes in the amount of the provision are recognised in accordance with IFRIC 1.

In accordance with IAS 1, *"Presentation of Financial Statements"* provisions are presented in the balance sheet as either current or non-current.

No provisions are recognised for future operating losses if they are due to the impairment of assets used by the entity to conduct its business.

2.2.19 Employee benefits

The Group offers employee retirement benefit plans as well as other long-term employee benefit plans. The Group runs both defined benefit and defined contribution plans. Defined benefit plans are those for the payment of retirement and disability benefits and coal equivalent payments. Other long-term employee benefits comprise jubilee awards.

The amount of the liability recognised in the balance sheet due to the defined benefit plans as well as other long-term employee benefit plans is equal to the present value of the defined benefit obligation at the balance sheet date, and reflects actuarial gains and losses and the costs of past employment. The value of defined benefit obligations is estimated at the balance sheet date by independent actuaries using the Projected Unit Credit Method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflow using the interest rates of treasury bonds denominated in the currency of the future benefit payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19, the discount rate should be based on the market yields of high quality corporate bonds. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be used.

Actuarial gains and losses increase or decrease costs in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement systematically, using the straight-line method, over the period until the benefits become vested.

Retirement benefits due to employees under defined contribution plans:
The Parent Entity participates in an Employee Retirement Plan. With respect to this Plan, the Parent Entity has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not have sufficient assets to cover its obligations in respect of the Plan participants after their period of employment.

2.2.20 Income taxes (including deferred income tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current income tax is calculated in accordance with current tax laws.

Deferred income tax is determined using tax rates (and laws) that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

A deferred tax liability is recognised for taxable temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statements. This liability is not discounted.

A deferred tax asset is recognised for deductible temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statements.

Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax losses can be utilised.

Deferred tax assets and deferred tax liabilities are not recognised if they arise from the initial recognition of an asset or liability in a transaction that:
- is not a business combination, and
- at the time of the transaction, affects neither the accounting profit nor taxable profit.

A deferred tax liability is likewise not recognised on temporary differences arising from the initial recognition of goodwill.

Deferred tax is recognised in the income statement for a given period, unless the deferred tax:
- arises from transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- arises from a business combination – in which case the deferred tax affects goodwill or the excess of interest in the fair value of net assets over the cost of acquisition.

Deferred tax assets and deferred tax liabilities are offset if the companies of the Group have a legally enforceable right to set off current income tax assets against current income tax liabilities, and if the deferred income tax assets and deferred income tax liabilities relate to income taxes levied by the same taxation authority.

2.2.21 Contingent items and other off-balance sheet items

Contingent liabilities are:

a) potential obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or

b) a present obligation that arises from past events but is not recognised because:
- it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or
- the amount of the obligation (liability) cannot be measured with sufficient reliability.

Contingent liabilities include among others:
- guarantees and promissory notes issued for the benefit of third-parties in connection with contracts,
- liabilities due to compensation for damages arising in the course of business activities, resulting from matters which remain unresolved,
- conditionally-suspended penalties for economic use of the environment,
- liabilities arising from implementation contracts, calculated based on future outcome, and
- other contingent liabilities arising from contracts entered into.

Other off-balance sheet liabilities include among others:
- liabilities towards the Polish State Treasury due to perpetual usufruct of land,
- liabilities towards local government entities due to payments in respect of perpetual usufruct of land acquired for a fee on a secondary market, expressed in the total amount of future minimum payments arising from contracts,
- liabilities towards other entities due to payments arising from operational lease contracts, expressed in the total amount of future minimum payments arising from the contract.

2.2.22 Revenues

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. Revenues are adjusted for the gain or loss from the settlement of derivative instruments hedging future cash flows, in accordance with the general principle that the portion of gain or loss on the hedging derivative instrument that is determined to be an effective hedge is recognised in the same item of income statement in which the gain or loss on the hedged item is recognised at the moment when the hedged item affects profit or loss.

Recognised in sales are revenues arising from the ordinary operating activities of the Group, i.e. revenues from sales of products, services, goods for resale and materials, reflecting any rebates granted and any other decreases in selling prices.

In addition, revenue for the given reporting period which affects the financial result of the period includes:
other operating income and gains, which are indirectly related to the activities carried out, in particular:
- income and gains from investments,
- gains from the measurement and realisation of traded derivative instruments and the ineffective portion of gains from the realisation and measurement to fair value of hedging derivative instruments,
- foreign exchange gains, with the exception of exchange differences arising on liabilities representing a source of financing of the activities of the Group,

- the reversal of an impairment loss on financial assets held to maturity, financial assets available for sale, and loans,
- the release of unused provisions, previously charged to other operating costs, and
- gains from the disposal of property, plant and equipment and intangible assets,

finance income, representing primarily income related to financing of the activities of the Group, including:
- net foreign exchange gains arising exclusively on liabilities from the sources of financing of the activities of the Group (loans, credit, bonds, finance leases etc.),
- gains from the realisation and fair value measurement of derivative hedging instruments used to hedge the liabilities financing the Group's activities.

Revenues from sales of products, goods for resale and materials are recognised when:
- the Group has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished goods and materials,
- the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods for resale, finished products and materials sold,
- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the Group, and
- the costs incurred or to be incurred by the Group in respect of the transaction can be measured reliably.

Revenues from the sale of services are recognised when:
- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the Group,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs incurred with respect to the transaction and the costs to complete the transaction can be measured reliably.

Interest income is recognised on an accruals basis, using the effective interest method.

Income from dividends is recognised when the shareholder's right to receive payment is established.

2.2.23 Costs

The Group recognises as costs the probable decrease in the reporting period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of provisions and liabilities, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawing of funds by its shareholders or owners.

Costs are recognised in profit or loss based on the direct relation between costs incurred and specific income achieved, i.e. applying the matching principle, through prepayments and accruals.

Costs are accounted for both by type and by the cost centers, and are reported in the income statement using the costs by function (cost of sales) format as the primary cost reporting format.

The total cost of products, goods for resale and materials sold (cost of sales) comprises:
- the manufacturing cost of products sold,
- the cost of goods for resale and materials sold,
- selling costs, and
- administrative expenses.

In addition, costs for the given reporting period which affect the financial result of the period include:
other operating costs and losses, indirectly connected with operating activities, including in particular:
- losses from financial investments,
- losses from the measurement and realisation of traded derivative instruments and the ineffective portion of losses arising from the realisation and fair value measurement of hedging derivative instruments,
- foreign exchange losses, with the exception of exchange differences arising on liabilities representing a source of financing of the activities of the entity,
- impairment losses on financial assets held to maturity, financial assets available for sale, loans and other investments,
- provisions recognised for contested issues, penalties, compensation and other costs indirectly related to operating activities,
- donations granted,
- losses from the disposal of property, plant and equipment and intangible assets,

and also **finance costs** related to financing of the activities of the Group, including in particular:

- interest on overdraft facility,
- interest on short-term and long-term loans, bank credit and other sources of financing, including discounted liabilities,
- net foreign exchange losses arising on liabilities from the sources of financing of the Group's activities,
- changes in the level of provisions arising from the approach of the time to discharge the obligation (the so-called unwinding of the discount effect).

2.2.24 Foreign currency transactions and the measurement of items denominated in foreign currencies

Functional and presentation currency
Items included in the financial statements are measured using the currency of the primary economic environment in which an entity operates, i.e. in the functional currency. The financial statements are presented in the Polish złoty (PLN), which is the functional and presentation currency of the Group.

Transactions and balances
At the moment of initial recognition, foreign currency transactions are translated into the functional currency:
- at the buy or sell exchange rate applied by the bank in which the transaction occurs, in the case of the sale or purchase of currencies and the payment of receivables or liabilities,
- at the average exchange rate set for a given currency by the NBP (National Bank of Poland) in force on the date the transaction is entered into. The exchange rate in force on the date the transaction is entered into is the average NBP rate announced on the last working day preceding the day the transaction is entered into.

At each balance sheet date:
- foreign currency monetary items are translated at the closing rate prevailing on that date, i.e. the average exchange rate set for a given currency by the NBP,
- non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) prevailing on the transaction date, and
- non-monetary items measured at fair value in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) at the date when the fair value was determined.

Foreign exchange gains or losses arising on the settlement of a transaction in a foreign currency, or on the measurement and translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss, or are recognised in equity if they qualify for recognition as a cash flow hedge and a hedge of an interest in net assets.
Exchange differences arising on non-monetary items such as equity instruments measured at fair value through profit or loss are recognised as an element of changes in fair value. Exchange differences arising on non-monetary items such as equity instruments classified as available-for-sale financial assets are recognised in the revaluation reserve at fair value.

2.2.25 Borrowing costs

Borrowing costs (i.e. costs which include interest and other costs incurred by an entity due to the borrowing of cash) are recognised in the costs of the period in which they are incurred.

2.2.26 Leases

A lease is classified as a finance lease if it transfers to the lessee substantially all the risks and rewards incidental to ownership of assets. The leased asset is capitalised at the inception of the lease at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.
A depreciable asset acquired in a finance lease is depreciated over the shorter of its useful life and the lease term.
A lease in which substantial part of the risks and rewards incidental to ownership of an asset remain with the lessor (financing party) is classified as an operating lease.

2.2.27 Government grants

Monetary government grants for financing assets are presented in the balance sheet as deferred income.

Government grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognised as income of the period in which it becomes receivable, together with disclosure of this fact.

Grants related to income are presented as income, separately from the related costs which the grants are intended to compensate. Grants are recognised as income regardless of whether they were received in the form of cash or as a decrease of liabilities.

Non-monetary grants are recognised in the accounts in their nominal value, i.e. in the amount of the fee paid.

2.2.28 Segment reporting

The activities of the Group are arranged by business segment, i.e. a distinguishable component of the activities of the Group that is engaged in providing products or services, and that is subject to risks and returns that are different from those of other business segments.

Geographical segments are identified in the consolidated financial statements as a distinguishable component of the activities of the Group that is engaged in providing products or services within a particular economic environment, and that is subject to risks and returns that are different from those of components operating in other economic environments.

Three business segments have been identified for internal reporting purposes:

Segment I - copper, precious metals, other smelter products – extraction, the processing of copper and precious metals, the production of non-ferrous metals, copper trade and copper promotion;

Segment II - telecommunications and computer services – the provision of telecommunications services, telecommunications, IT and computer services;

Segment III - other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I and II.

2.2.29 Exploration for and evaluation of mineral resources

Exploration and evaluation assets are recognised only with respect to those expenditures which meet the general conditions for capitalisation, i.e.:
- it is probable that the entity will obtain future economic benefits related to the given asset, and
- the cost of the asset can be reliably measured.

The property, plant and equipment and intangible assets used in the exploration for and evaluation of mineral resources are recognised as assets under condition that they meet general criteria for recognition. Intangible assets are mainly recognised in the form of rights to perform drilling, analysis and topographical, geological, geochemical and geophysical documentation. Other costs incurred in respect of exploration for and evaluation of mineral resources, which do not meet the definition of an asset, are recognised in profit or loss at the moment they are incurred. In addition, expenditures on development related to mineral resources are not recognised as exploration and evaluation assets.

The following expenditures are not recognised as exploration and evaluation assets:

a) those incurred prior to the inception of exploration for and evaluation of mineral resources, i.e. prior to acquiring the right to explore in a specific area, and
b) those incurred after demonstration of the technical feasibility and commercial viability of extracting mineral resources.

Exploration and evaluation assets are measured at cost at initial recognition. These assets are subject to impairment tests, which are carried out in accordance with the principles set forth in the section "Impairment losses on non-financial assets", while the facts and circumstances used to determine whether there has been an impairment loss are applied in accordance with IFRS 6. Such tests are required at the moment that the technical feasibility and commercial viability of extracting mineral resources is

demonstrated, i.e. prior to re-classification of these assets to another group, and also when facts and circumstances indicate that the carrying amount of exploration and evaluation assets may exceed their recoverable amount. When testing for impairment, specific exploration and evaluation assets are tested separately, or, if this is not possible, they are allocated to the cash-generating unit that is the entity financing the exploration for and evaluation of mineral resources.

2.2.30 Emission rights

The entities of the Group participate in a program to limit emissions of carbon dioxide based on the Kyoto protocols of 11 December 1997, which commit government bodies, including those in Poland, to control and reduce emission of greenhouse gases. Based on signed agreements the goal was established of reducing emissions of carbon dioxide to a specified level. As a result, the Polish government allocates emission allowances in an amount covering the permitted carbon dioxide emission limit. Emission rights are granted for successive reporting periods (the first being the three-year period 2005-2007, and five-year periods thereafter) in exchange for the payment of fees in an amount representing a multiple of the rates for the emission of carbon dioxide and the amount of allowances granted.

The emission allowances received from the government and the related non-monetary government grants are measured at their nominal amount, i.e. at the amount of the fee paid. Allowances which are purchased on a secondary market are measured at cost. Over the time of emission of pollutants, the Group entities recognise a respective liability at the carrying amount of the allowances to be utilised to cover this liability. Should the amount of allowances be insufficient, the liability is measured at the fair value of the allowances at the balance sheet date plus any costs and potential penalties due to insufficient emission rights required to settle the respective liability. Utilisation of emission allowances is accounted for on a FIFO basis.

2.2.31 Earnings per share

Earnings per share for each period are calculated by dividing the profit for the given period attributable to the shareholders of the Parent Entity by an average weighted number of shares outstanding in that period.

3. Risk management policy

The Group entities are exposed to risk in every area of their activities. Understanding the risks faced by the Group and the principles applied in managing such risks makes the Group more capable of accomplishing those tasks which it faces.

Risk management includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (related to changes in metals prices, in exchange rates and in interest rates),
- liquidity risk,
- credit risk together with investment risk.

An appropriate policy, organisational structure and procedures support the risk management process.

TYPES OF RISKS

Market risk

The main market risks to which the Group is exposed are:
- the risk of changes in metals prices
- currency risk
- interest rate risk

The risk of changes in metals prices

The Group is exposed to the risk of changes in copper, silver and gold prices. The formulas for setting prices which are included in physical sales contracts are based primarily on average monthly quotations from the London Metal Exchange in the case of copper, and the London Bullion Market in the case of silver and gold.

The commercial policy is to set the base price for physical contracts as the average price for the month in which the product is sent to the customer (these are standard base prices, and is a global practice). As a result, the

Group is exposed to the risk of falls in metals prices during the period from the moment of entering into the trade contract to the moment of setting the average price from the month of dispatch.

In a situation wherein a client expects that the price base in a contract is to be defined in a non-standard manner and this manner is subsequently accepted, transactions (adjustment hedge transactions) are entered into which swap the base price requested by the customer for the average price from the month of dispatch. These transactions lead to a harmonisation of the base price applied to physical sales of products, and therefore harmonisation of the exposure to the risk of fluctuations in metals prices.

Currency risk

The Group is exposed to the risk of changes in currency rates in the following manner:

It is generally accepted on commodities markets that physical contracts are either concluded or denominated in USD. The base (functional) currency for the Group however is the PLN. As a result, the Group receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the trade contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Group is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN and to a lesser degree GBP/PLN.

Due to the current structure of currency revenues, the Group is exposed to the risk of changes in currency rates due to the fact of drawing loans and incurring other liabilities (for example from the import of goods and services) which are denominated in currencies other than the USD.

Interest rate risk

The Group is exposed to interest rate risk in the case of holding financial debt for which interest is calculated based on a variable interest rate.

Liquidity risk

The Group is exposed to the risk of losing financial liquidity, understood as the ability to settle its liabilities within given timeframes. The fact that the activities are financed using external sources (bank and other loans, buyer's credit) increases the risk of losing liquidity in the future.

The Group must have permanent access to financial markets, and is therefore exposed to the risk of losing the ability to acquire new financing, as well as to refinance its debt. This risk is primarily dependent on market conditions and on evaluating the creditworthiness.

Credit risk

Exposure to credit risk is related to three main areas:
- the creditworthiness of customers with whom physical product sale transactions are undertaken,
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, hedging transactions are undertaken; and
- the creditworthiness of the entities in which investments are made, or whose securities are purchased.

MANAGEMENT OF MARKET RISK

The Group attempts to avoid market risk related to its principal activities, which it achieves mainly through the use of hedging transactions.

The Group actively manages the market risk to which it is exposed. The objectives of the market risk management process are:

- to limit fluctuations in profit before tax,
- to increase the probability of realising budget assumptions,
- to maintain the financial health, and
- to support the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

All of the market risk management objectives should be considered mutually, while their realisation is dependent primarily upon the internal situation and market conditions.

Principles of managing market risk

The Group uses an integrated approach to managing the risk to which it is exposed. This means a comprehensive approach to market risk, rather than to each of its elements individually. For example, hedging transactions on the metals market are related to contracts entered into on the currency market, as the hedging

of metals prices determines the probability of achieving planned revenues from sales, which represent a hedged item for the hedging strategy on the currency market. As a result, the Group has significantly greater flexibility in building hedging strategies.

The Group applies a consistent and gradual approach to the management of market risk. Over time consecutive hedging strategies are implemented, involving an ever-larger portion of production and sales revenues as well as time periods extended farther into the future. This enables hedging against unexpected falls in copper and silver prices, as well as against rapid appreciation of the PLN versus the USD. Thanks to this, it is also possible to avoid the commitment of significant volumes or notional amounts at a single price level.

Techniques for managing market risk

The primary technique for managing market risk is the use of hedging strategies involving derivative instruments. In addition to this, natural hedging is also used.

All of the hedging strategies employed and the selection of those preferred reflect the following factors: current and forecast market conditions, the internal situation of the Group, the propriety of the instruments used, and the cost of hedging.

Hedge effectiveness requirement

Hedging transactions may not be entered into if there is no appropriate instrument available for use on a liquid market, and which has a quoted reference price. The first step is to confirm and document the fact that there is a strong negative correlation between the fluctuations in the prices of such a reference instrument, and the actually-hedged risk. Hedge effectiveness is subject to constant evaluation and monitoring.

Measurement of market risk

The Group quantifies the amount of market risk to which it is exposed and attempts to express it using a consistent and comprehensive measure.
Thanks to the use of market risk measures, the Group is able to determine the impact of hedging strategies on the results of the Group prior to their implementation. However, given the fact that no measure of risk is able to fully reflect reality, which is mainly due to the assumptions made as respects certain market factors, for example volatility of rates of return for copper, silver and currencies, the numerical models are used solely as a supporting tool in decision-making, and as a source of additional information. They do not serve as the sole basis for making decisions.

Restrictions on entering into hedging transactions

Due to the risk of there being restrictions in production (for example due to "force majeure") or of failure to achieve planned foreign currency revenues, which could lead to excessive commitments on the forward market, the Group has set a limit as to the amount of production or sales revenue for a given period which may be hedged at a level of up to 80%.
The maximum time horizon over which the Group makes decisions as regards mitigating market risk is in accordance with the technical and economic planning process, and amounts to 5 years. However, the fact must be taken into account that, regardless of the tool used to measure risk, the results of such measurement over the long term (especially above 2 years) may be subject to significant uncertainty, and therefore are treated as estimates.

Derivative instruments

Derivative instruments applied

In order to mitigate market risk, the Group primarily uses derivative instruments.
The Group makes use of only those derivative instruments which it is in a position to measure internally, using standard valuation models for a given instrument, and which may be disposed of without a significant loss of value using a different client than the one with whom the transaction was initially entered into. In determining the market value of given market instruments, the Group primarily uses information obtained from leading banks on a given market as well as from brokers or from information services.

The following types of instruments may be used:
- swaps,
- forwards and futures,
- options, and
- structures derived from the above instruments.

(amounts in tables in '000 PLN unless otherwise indicated)

The instruments applied may be, therefore, either of a standardised nature (quoted instruments) or of a non-standardised nature (over-the-counter instruments).

Risk management in the Parent Entity in the first half of 2007

In the first half of 2007, copper hedging strategies represented approx. 35% (in the first half of 2006: 30%) of the sales of this metal realised by the Parent Entity. With respect to silver sales this figure amounted to approx. 10% (in the first half of 2006: 39%). In the case of currency market, hedged revenues from sales represented approx. 5% (in the first half of 2006: 11%) of total revenues from sales realised by the Parent Entity.

Derivative transactions hedging metals prices were settled with a negative result, while currency hedging transactions were settled with a positive result. In the first half of 2007, the result on derivative instruments amounted to PLN (873 808) thousand [in the first half of 2006: PLN (915 858) thousand], of which revenues from sales were adjusted by PLN (620 293) thousand [in the first half of 2006: PLN (931 777) thousand] (being the amount transferred from equity to profit or loss in the financial period), PLN (4 676) thousand [in the first half of 2006: PLN (3 997) thousand] was charged to other operating costs and losses (losses on realisation of derivative instruments), while PLN (248 839) thousand [in the first half of 2006: PLN 19 916 thousand] adjusted other operating costs and losses (losses on measurement of derivative instruments).

The amount recognised in the financial result of the Parent Entity – an adjustment of other operating costs and losses for the first half of 2007 due to measurement and realisation of the ineffective portion of cash flow hedges – amounted to PLN (122 943) thousand (of which PLN (118 760) thousand represents losses on measurement of hedging instruments [in the first half of 2006: PLN 4 766 thousand]), while PLN (4 183) thousand represents losses on realisation of the ineffective portion of hedging instruments [in the first half of 2006: PLN (4 541) thousand].

The amount recognised in the financial result of the Parent Entity - an adjustment of other operating costs and losses for the first half of 2007 due to measurement and realisation of traded derivative instruments - amounted to PLN (130 571) thousand (of which PLN (130 079) thousand represents losses on measurement of traded derivative instruments [in the first half of 2006: PLN 15 149 thousand]), while PLN (492) thousand represents losses on realisation of traded derivative instruments [in the first half of 2006: PLN 544 thousand].

The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to a change in the time value of options which will be settled in future financial periods. Due to hedge accounting principles applied by the Company, a change in the time value of options is not recognised in the revaluation reserve.

In the first half of 2007, the Parent Entity implemented copper price hedging strategies in a total volume of 150 thousand tonnes and a time horizon falling in 2008. The Parent Entity made use of options. In addition, during the period the Parent Entity implemented adjustment hedge transaction strategies having a total volume of 3 890 tonnes and a time horizon falling in January, March, April, May, June and September 2007.

In the case of the silver market, during the analysed period strategies were implemented to hedge the price of this metal in a total volume of 19.2 million troz and a time horizon falling in 2008 and 2009. In the first half of 2007 no adjustment hedge transactions were implemented on the silver market.

In the case of the forward currency market, in the first half of 2007 the Parent Entity implemented hedging strategies to hedge the USD/PLN rate for USD 300 million and with a time horizon falling in the second half of 2007. The Parent Entity made use of forwards. During the analysed period no adjustment hedge transactions were implemented on the currency market.

The Parent Entity remains hedged for a portion of copper sales planned in the second half of 2007 (36 thousand t) and in 2008 (150 thousand t), for a portion of silver sales planned in the second half of 2007 (0.3 million troz), in 2008 (12 million troz) and in 2009 (9.6 million troz), as well as for a portion of revenues from sales (currency market) planned to be achieved in the second half of 2007 (USD 337.5 million).

The Parent Entity conducts continuous monitoring of commodity and currency markets, which provides basis for taking decisions on implementing hedging strategies.

Risk management in the remaining companies of the KGHM Polska Miedź S.A. Group

The remaining companies of the Group likewise possess internally-developed operating procedures for reducing exposure to certain types of market risk, in particular credit risk and liquidity risk. Adherence to these procedures in the process of selecting suppliers and clients, seeking external sources of financing and depositing free cash resources ensures minimalisation of risk for these companies in decision taking processes related to their business activities. Apart from the Parent Entity, the companies of the Group do not enter into hedging transactions qualifying for hedge accounting.

Market risk – sensitivity analysis for the KGHM Polska Miedź S.A. Group

The Group identifies the following main market risks to which it is exposed:

- the risk of changes in metals prices
- currency risk, and
- interest rate risk

Currently the Group is mainly exposed to the risk of changes in copper and silver prices and changes in the USD/PLN and EUR/PLN currency exchange rates.

For sensitivity analysis of commodity risk factors (copper and silver) the mean reverting Schwartz model (the geometrical Ornstein-Uhlenbeck process) is used, while the Black-Scholes model (the geometrical Brownian motion) is used for the USD/PLN and EUR/PLN exchange rates. Quantiles from the model at the levels of 5% and 95% have been used as potential changes in a half-year time horizon. Commodity models have been calibrated to historical prices adjusted for the effects of the PPI inflation index in the USA, while currency models have been calibrated to the current structure of forward interest rates.

Potential changes in prices and currency rates have been presented in terms of percentages of the prices and currency rates used in the fair value measurement of financial instruments at the balance sheet date. Following is a sensitivity analysis for each type of market risk to which the Parent Entity was exposed at the balance sheet date, showing what the impact would be on the profit for the period and equity from potential changes in specific risk factors in terms of specific categories of assets and liabilities.

In analysing the sensitivity of the item "Derivative financial instruments" it should be noted that the Parent Entity holds a position in derivative instruments hedging future cash flows from the sale of copper and silver. It should also be noted that the Parent Entity is exposed to risk in respect of the planned volume of sales of copper and silver from its own production, adjusted by its position in hedging instruments.

SENSITIVITY ANALYSIS at 30.06.2007

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	30.06.2007 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			3.09 +10.4%		2.52 - 10%		4.04 +7.3%		3.52 - 6.5%		10 090 +31.4%		5 050 - 34.2%		14.60 +16.4%		9.05 -27.8%	
	['000 PLN]	['000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Cash and cash equivalents	1 167 218	3 579 985	40 179		(38 495)		40 712		(36 495)									
Trade and other receivables	317 283	1 420 164	13 010		(12 465)		9 605		(8 610)									
Derivative financial instruments	131 674	131 802	6 201	(76 872)	(5 609)	76 103					(67 436)	-	(29 883)	380 019	(20 609)	-	(24 640)	109 133
Available-for-sale financial assets	11 787	243 164	993		(951)													
Trade and other payables	185 109	4 941 038	(12 248)		11 735		(2 343)		2 100									
Borrowings	18 488	231 120					(1 090)		977									
IMPACT ON PROFIT FOR THE PERIOD			48 135		(45 785)		46 884		(42 028)		(67 436)		(29 883)		(20 609)		(24 640)	
IMPACT ON EQUITY				(76 872)		76 103		-		-		-		380 019		-		109 133

SENSITIVITY ANALYSIS at 30.06.2006

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	30.06.2006 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			3.7		2.68		4.54		3.62		10 870		4 190		17.20		5.45	
			+16.3%		- 15.8%		+12%		- 10%		+46%		- 44%		+61%		-49%	
	['000 PLN]	['000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Cash and cash equivalents	1 454 833	2 624 984	52 891		(51 177)		104 862		(89 405)									
Trade and other receivables	381 417	2 040 411	28 923		(27 986)		16 143		(13 763)									
Derivative financial instruments	(2 297 752)	(2 297 069)	(9 799)	(405 403)	(22 870)	485 242					203 511	(1 773 868)	(161 294)	1 849 103	694	(125 701)	(6 829)	115 423
Available-for-sale financial assets	-	-	-		-													
Trade and other payables	339 520	3 567 116	(34 753)		33 627		(7 580)		6 463									
Borrowings	23 358	239 923					(2 324)		1 981									
IMPACT ON PROFIT FOR THE PERIOD			37 262		(68 406)		111 101		(94 724)		203 511		(161 294)		694		(6 829)	
IMPACT ON EQUITY				(405 403)		485 242		-		-		(1 773 868)		1 849 103		(125 701)		115 423

(amounts in tables in '000 PLN unless otherwise indicated)

Management of capital risk

The KGHM Polska Miedź S.A. Group manages its capital in order to maintain the capacity of the Group to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for shareholders and benefits for other stakeholders.

In accordance with market practice, the Group monitors its capital, among others based on the *equity ratio* and the *ratio of borrowings/EBITDA*.

The *equity ratio* is calculated as the relationship of net tangible assets (equity less intangible assets) to total assets.

The ratio of *borrowings/EBITDA* is calculated as the relationship of borrowings to EBITDA. Borrowings are the total amount of liabilities due to loans, borrowings and leases, while EBITDA is operating profit plus depreciation/amortisation.

In order to maintain financial liquidity and the capacity to acquire external financing at a reasonable level of costs, the Group assumes that the *equity ratio* shall be maintained at a level of not less than 0.5, and the *ratio of borrowings/EBITDA* at a level of up to 2.0.

The above ratios at 30 June 2006, 31 December 2006 and 30 June 2007 are presented below:

	June 2007	***December 2006***	***June 2006***
Equity	7 310 972	8 332 127	5 341 749
Less: intangible assets	124 058	125 615	108 995
Net tangible assets	7 186 914	8 206 403	5 232 754
Total assets	14 659 888	13 068 558	13 802 879
Equity ratio	**0.49**	**0.63**	**0.38**
Operating profit	2 126 486	4 176 602	2 233 811
Plus: depreciation/amortisation	288 887	535 433	260 912
EBITDA	2 415 373	4 712 035	2 494 723
Borrowings	231 120	205 324	239 923
Ratio of borrowings/EBITDA *	**0.048**	**0.044**	**0.048**

* for half-year periods EBITDA is statistically annualised

Due to the low level of financial debt of the Group at 30 June 2007, the *ratio of borrowings/EBITDA* was at a safe level and amounted to 0.048.

Meanwhile the equity ratio was slightly below the assumed minimum level and amounted to 0.49 at 30 June 2007. The decrease in this ratio at 30 June 2007 versus the level at 31 December 2006 is temporary in nature and is due to the fact that 30 June 2007 falls between the date on which the General Shareholders' Meeting resolved to distribute profit for financial year 2006 (i.e. 30 May 2007) and the **planned** dividend payment dates (10 July 2007 and 10 September 2007). As a result, at 30 June 2007 the amount of the approved dividend from profit for 2006 was recognised in current liabilities, which caused a significant decrease in the equity ratio. This situation does not represent a threat to the maintenance of financial liquidity by the Group, and the level of this ratio will increase after the **potential** payment of the dividend.

In 2006 and the first half of 2007 there were no external capital requirements imposed on the Group.

4. Important estimates and assumptions

4.1 Classification and measurement of financial instruments

In accordance with the provisions of IAS 39 respecting the classification of non-derivative financial instruments with fixed or determinable payments and fixed maturity these assets are classified as held-to-

(amounts in tables in '000 PLN unless otherwise indicated)

maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated.

Should the Group fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

The fair value of financial instruments for which no active market exists is assessed using appropriate valuation techniques. The Group applies professional judgement in selecting appropriate methods and assumptions. The methods used for measuring the fair value of specific financial instruments are presented in notes 11, 13, 14, 16, 20, 21.

4.2 Estimation of provisions

1. Provisions for future employee benefits – retirement or disability benefits, jubilee awards and post-employment coal equivalent payments are estimated using actuarial methods. A change in the financial factors being the basis for estimation, i.e.

- an increase in the discount rate by 1% and an increase by 1% in the coal price and wages increase factor would cause a decrease in the provision by PLN 2 725 thousand,
- a decrease in the discount rate by 1% and an increase by 1% in the coal price and wages increase factor would cause an increase in the provision by PLN 236 957 thousand,
- an increase in the discount rate by 1% and a decrease by 1% in the coal price and wages increase factor would cause a decrease in the provision by PLN 157 528 thousand,
- a decrease in the discount rate by 1% and a decrease by 1% in the coal price and wages increase factor would cause an increase in the provision by PLN 2 748 thousand.

2. Provision for decommissioning costs of mines and other technological facilities.

This provision represents the equivalent of the estimated future decommissioning costs of mines and other technological facilities, discounted to present value. Re-measurement of these provisions at the balance sheet date is affected by the following factors:

a) the index of changes in prices in the construction-assembly sector published by GUS (the Polish statistical agency),
b) the real discount rate calculated based on the nominal interest rates and the rate of inflation (a quotient of the nominal rate and inflation), where:
- the nominal interest rate is based on WIBOR3M published by the Reuters news service on the last day of the month in which the provision is re-measured, plus an average margin applied to bank loans drawn by the Group,
- the rate of inflation is determined for the last 12 months (current to base period), based on data published by GUS.

If the real discount rate used to estimate the amount of the provision for decommissioning costs of mines and other technological facilities differed from Management's estimate by 1%, the carrying amount of the provision for decommissioning costs would be PLN 131 254 thousand lower, or PLN 131 254 thousand higher.

3. Other non-current provisions – they are estimated using parameters applied to the re-measurement of provisions for employee benefits.

4.3 Deferred tax assets/liabilities

Deferred tax assets/liabilities are measured using tax rates which are expected to apply at the moment when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted at the balance sheet date.

The probability of realising deferred tax assets is set based on five-year financial plans and tax forecasts included therein prepared by the management boards of the Group entities.

4.4 Depreciation and amortisation rates

Depreciation and amortisation rates are set on the basis of the expected economic useful lives of items of property, plant and equipment and of intangible assets, which are in turn dependent on the estimated life of the mines and the estimated period of other activities carried out in the given geographical region or economic area.

(amounts in tables in '000 PLN unless otherwise indicated)

4.5 Presentation

The Group recognises income and costs related to financial investments under other operating activities in the income statement on the grounds that these activities are connected with operating activities of the Group. Detailed principles of recognition of income and costs have been described in Note 2 points 2.2.22 and 2.2.23.

5. Composition of the KGHM Polska Miedź S.A. Group – subsidiaries

KGHM Polska Miedź S.A. , as a Parent Entity of the Group, fully consolidated 24 subsidiaries in the current period.

Entity	Head office	Scope of activities	% of share capital held	% of voting rights held
KGHM CUPRUM Spółka z o.o. - CBR	Wrocław	R&D activities	100	100
KGHM Polish Copper Ltd.	London	copper trading	100	100
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100
POL-MIEDŹ-TRANS Sp. z o.o.	Lubin	transportation services	100	100
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100
KGHM CONGO S.P.R.L.	Lubumbashi	ore extraction services	99.98	99.98
KGHM Metraco S.A.	Legnica	trade, agency and representative services	98.96	98.96
"Zagłębie" Lubin SSA	Lubin	participation in and organisation of professional sporting events	100	100
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	65.67	65.67
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100
DFM ZANAM - LEGMET Sp. z o.o.	Polkowice	repair and manufacture of machinery	100	100
INOVA Spółka z o.o.	Lubin	inspections and control of machinery, R&D work	100	100
DKE Spółka z o.o.	Oława	collection of municipal and industrial waste, processing, storage and utilisation of waste	50.33	50.33
WFP Hefra S.A.	Warsaw	production and sale of rust-proof, silver-plated and semi-silver-plated table settings, from man-made materials and ceramics, finished and semi-finished products and services	97.52	97.52
Walcownia Metali Nieżelaznych spółka z o.o.	Gliwice	production of sheeting	84.37	84.37
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100
PHU "Lubinpex" Sp. z o.o.	Lubin	retail trade in food items, catering services	100	100
WM "ŁABĘDY" S.A.	Gliwice	production of non-ferrous metals, products from non-ferrous metals, services	88.92	88.92
Tele Video Media sp. z o. o.	Wrocław	design, implementation and servicing of IPTV systems (interactive television)	100	100
Vivid.pl S.A.	Warsaw	internet shop	100	100

(amounts in tables in '000 PLN unless otherwise indicated)

Effects of changes in the structure of the KGHM Polska Miedź S.A. Group during the reporting period

Removal from the National Court Register of Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o.

On 29 June 2007 Energetyka Spółka Specjalnego Przeznaczenia sp. z o.o. in liquidation in Lubin was removed from the National Court Register. This entity, from the moment of its establishment in 2005 to the conclusion of the liquidation process, neither undertook nor pursued business activity.

Registration of increase in capital

On 26 June 2007 an increase in capital was registered for WM "ŁABĘDY" S.A. through the issuance of 3 093 612 shares with a face value of PLN 10 each.
All of the new shares were acquired by KGHM Ecoren S.A. through the transfer as a contribution in kind of the shares of Walcownia Metali Nieżelaznych spółka z o.o.
As a result of acquiring these new shares, the share of KGHM Ecoren S.A. in the share capital of WM "ŁABĘDY" S.A. increased by 14.42% and amounts to 88.92%. The effect of this acquisition in the amount of PLN (338) thousand was recognised in goodwill.

Following the transfer of ownership of the above-mentioned shares, KGHM Ecoren S.A. no longer owns any of the shares of Walcownia Metali Nieżelaznych spółka z o.o., while the share of WM "ŁABĘDY" S.A. in the share capital and in the number of votes at the general shareholders' meeting of Walcownia Metali Nieżelaznych spółka z o.o. amounts to 94.88%. The indirect share of the Group in the share capital of Walcownia Metali Nieżelaznych spółka z o.o. decreased as a result of this transaction by 1.65% in favour of the minority interest. The loss from the disposal of shares in the amount of PLN (872) thousand was recognised in other operating costs.

(amounts in tables in '000 PLN unless otherwise indicated)

6. Information on business segments

for the period from 1 January to 30 June 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	5 930 640	240 829	295 869	-	6 467 338
Inter-segment sales	56 237	2 086	706 895	(765 218)	-
Total revenue	**5 986 877**	**242 915**	**1 002 764**	**(765 218)**	**6 467 338**
RESULT					
Segment result	2 525 643	44 078	103 683	(202 143)	2 471 261
Unallocated expenses of Group as a whole	-	-	-	-	(344 775)
Operating profit	**-**	**-**	**-**	**-**	**2 126 486**
Finance cost - net	-	-	-	-	(15 212)
Share of profit of associates	-	121 926	504	-	122 430
Profit before income tax	**-**	**-**	**-**	**-**	**2 233 704**
Income tax expense	-	-	-	-	(421 679)
Profit for the period	**-**	**-**	**-**	**-**	**1 812 025**

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	10 940 667	1 200 458	1 267 545	(368 070)	13 040 600
Investments in entities accounted for using the equity method	-	607 321	2 033	-	609 354
Unallocated assets of Group as a whole	-	-	-	-	1 009 934
Total consolidated assets					**14 659 888**
Segment liabilities	2 496 898	57 158	358 762	(168 611)	2 744 207
Unallocated liabilities of Group as a whole	-	-	-	-	4 604 709
Total consolidated liabilities	**-**	**-**	**-**	**-**	**7 348 916**
Capital expenditures	300 924	60 833	83 976	(3 925)	441 808
Depreciation of property, plant and equipment	200 258	45 624	37 877	(5 958)	277 801
Amortisation of intangible assets	5 375	2 908	2 436	367	11 086
Impairment of property, plant and equipment recognised in income statement	7	19	-	-	26
Other non-cash expenses	26 168	536	1 910	2 629	31 243

(amounts in tables in '000 PLN unless otherwise indicated)

Information on business segments – continuation

	for the period from 1 January to 30 June 2006				
	Copper and precious metals, other smelter products	**Telecom and IT services**	**Other**	**Eliminations**	**Consolidated amount**
REVENUE					
External sales	5 708 149	247 989	219 919	-	6 176 057
Inter-segment sales	72 108	2 258	676 357	(750 723)	-
Total revenue	**5 780 257**	**250 247**	**896 276**	**(750 723)**	**6 176 057**
RESULT					
Segment result	2 384 395	54 450	169 605	(103 549)	2 504 901
Unallocated expenses of Group as a whole	-	-	-	-	(271 090)
Operating profit	**-**	**-**	**-**	**-**	**2 233 811**
Finance cost - net	-	-	-	-	(13 380)
Share of profit of associates	-	99 361	480	-	99 841
Profit before income tax	**-**	**-**	**-**	**-**	**2 320 272**
Income tax expense	-	-	-	-	(438 900)
Profit for the period	**-**	**-**	**-**	**-**	**1 881 372**

	At 31 December 2006				
	Copper and precious metals, other smelter products	**Telecom and IT services**	**Other**	**Eliminations**	**Consolidated amount**
OTHER INFORMATION					
Segment assets	9 534 977	1 185 996	1 249 354	(412 350)	11 557 977
Investments in entities accounted for using the equity method	-	687 694	2 381	-	690 075
Unallocated assets of Group as a whole	-	-	-	-	820 506
Total consolidated assets					**13 068 558**
Segment liabilities	2 589 874	119 505	422 040	(236 953)	2 894 466
Unallocated liabilities of Group as a whole	-	-	-	-	1 838 663
Total consolidated liabilities	**-**	**-**	**-**	**-**	**4 733 129**
	for the period from 1 January to 30 June 2006				
Capital expenditures	232 264	24 013	59 605	-	315 882
Depreciation of property, plant and equipment	182 940	41 646	32 534	(5 840)	251 280
Amortisation of intangible assets	5 275	2 268	2 101	(12)	9 632
Impairment of property, plant and equipment recognised in income statement	321	-	114	-	435
Impairment of intangible assets recognised in income statement	-	-	230	-	230
Other non-cash expenses	138 166	8 734	6 412	93	153 405

The principles of identification of segments are described in note 2 point 2.2.28

Inter-segment transactions are entered into under normal market conditions which also apply in relations with parties external to the Group.

(amounts in tables in '000 PLN unless otherwise indicated)

Information on geographical segments

	Revenue for the period		Total assets at		Capital expenditures for the period	
	from 1 January to 30 June 2007	from 1 January to 30 June 2006	30 June 2007	31 December 2006	from 1 January to 30 June 2007	from 1 January to 30 June 2006
Poland	2 820 922	2 300 479	14 428 722	12 846 493	441 761	315 870
Germany	1 107 437	1 667 824	-	-	-	-
France	49 248	204 431	-	-	-	-
United Kingdom	311 051	295 329	188 024	167 930	12	12
Czech Republic	587 131	441 712	-	-	-	-
Austria	153 750	190 462	36 829	47 941	-	-
Hungary	833	97 408	-	-	-	-
China	438 783	426 087	-	-	-	-
Other countries	998 183	552 325	6 313	6 194	35	-
TOTAL:	**6 467 338**	**6 176 057**	**14 659 888**	**13 068 558**	**441 808**	**315 882**
Amount presented in consolidated financial statements	6 467 338	6 176 057	14 659 888	13 068 558	441 808	315 882

The geographical breakdown of revenues from sales reflects the location of end clients. The breakdown of total assets reflects their geographical distribution. The breakdown of total capital expenditures reflects the distribution of assets.

7. Property, plant and equipment

	At		
	30 June 2007	31 December 2006	30 June 2006
Land	17 873	17 816	16 885
Land and buildings	3 116 674	3 084 688	3 004 071
Technical equipment and machinery	2 278 186	2 116 189	1 999 365
Vehicles	120 008	111 133	104 902
Other property, plant and equipment	48 196	48 274	50 410
Assets under construction	658 492	653 447	472 224
Total	**6 239 429**	**6 031 547**	**5 647 857**

(amounts in tables in '000 PLN unless otherwise indicated)

Changes in property, plant and equipment in the period from 1 January 2006 to 30 June 2007

	Land	Land and buildings	Technical equipment and machinery	Vehicles	Other property, plant and equipment	Assets under construction	Total
At 1 January 2006							
Gross carrying amount	14 942	6 438 775	5 298 490	290 117	144 144	701 083	12 887 551
Accumulated depreciation	-	(3 577 960)	(3 255 130)	(190 041)	(87 721)	-	(7 110 852)
Impairment losses	-	(122 161)	(65 806)	(469)	(55)	(11 640)	(200 131)
Net carrying amount	**14 942**	**2 738 654**	**1 977 554**	**99 607**	**56 368**	**689 443**	**5 576 568**
Changes in the 1st half of 2006							
Settlement of assets under construction	1 952	325 960	173 644	15 323	2 980	(519 859)	-
Settlement of assets under construction – other (leases, accepted at a warehouse, without effect)	-	-	-	-	-	(2 230)	(2 230)
Purchases	-	38	3 625	741	1 524	305 452	311 380
Disposal	(6)	(1 030)	(1 325)	(3 927)	(30)	(22)	(6 340)
Scrapping or write-off	-	(940)	(63 851)	(646)	(949)	-	(66 386)
Donations and no-cost transfers	-	-	(526)	(192)	-	-	(718)
Other changes	(3)	790	(1 845)	(364)	(5 889)	(425)	(7 736)
Change in amount of provisions for costs of dismantling	-	23 453	-	-	-	-	23 453
Transfer between groups	-	(7 125)	7 154	-	(29)	-	-
Depreciation (note 28)	-	(80 717)	(155 328)	(10 579)	(4 656)	-	(251 280)
Decrease in accumulated depreciation due to scrapping, sale and other		5 029	60 492	4 941	1 091	-	71 553
Impairment losses (note 28)	-	(57)	(243)	(24)	-	(135)	(459)
Reversal of impairment losses (note 28)	-	3	-	21	-	-	24
Utilisation of impairment losses	-	13	14	1	-	-	28
At 30 June 2006							
Gross carrying amount	16 885	6 779 921	5 415 366	301 052	141 751	483 999	13 138 974
Accumulated depreciation	-	(3 653 648)	(3 349 966)	(195 679)	(91 286)	-	(7 290 579)
Impairment losses	-	(122 202)	(66 035)	(471)	(55)	(11 775)	(200 538)
Net carrying amount	**16 885**	**3 004 071**	**1 999 365**	**104 902**	**50 410**	**472 224**	**5 647 857**
At 1 January 2006							
Gross carrying amount	14 942	6 438 775	5 298 490	290 117	144 144	701 083	12 887 551
Accumulated depreciation	-	(3 577 960)	(3 255 130)	(190 041)	(87 721)	-	(7 110 852)
Impairment losses	-	(122 161)	(65 806)	(469)	(55)	(11 640)	(200 131)
Net carrying amount	**14 942**	**2 738 654**	**1 977 554**	**99 607**	**56 368**	**689 443**	**5 576 568**
Changes in 2006							
Settlement of assets under construction	820	427 983	454 224	31 160	3 090	(917 277)	-
Settlement of assets under construction – other (leases, accepted at a warehouse, without effect)	-	-	-	-	-	(14 078)	(14 078)
Purchases	1 317	3 240	26 353	3 146	4 577	914 048	952 681
Reclassification from non-current assets classified as held for sale or included in a disposal group	757	4 174	6 589	169	112	-	11 801
Disposal	(5)	(2 386)	(5 037)	(7 618)	(258)	(107)	(15 411)
Scrapping or write-off	-	(8 772)	(155 978)	(3 821)	(4 817)	-	(173 388)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group	-	-	-	(10 087)	-	-	(10 087)
Donations and no-cost transfers	-	(4 000)	(529)	(192)	(6)	-	(4 727)
Other changes	(15)	86	(5 029)	(1 143)	(4 657)	110	(10 648)
Change in amount of provisions for costs of dismantling	-	79 218		-	-	-	79 218
Transfer between groups	-	(7 286)	7 315	-	(29)	-	-
Depreciation	-	(162 836)	(321 625)	(21 382)	(9 855)	-	(515 698)
Decrease in accumulated depreciation due to scrapping, sale and other	-	12 008	141 591	20 944	3 749	-	178 292
Impairment losses	-	(232)	(9 563)	(24)	-	(20 883)	(30 702)
Reversal of impairment losses	-	2 499	-	21	-	1 665	4 185
Utilisation of impairment losses	-	2 338	324	353	-	526	3 541
At 31 December 2006							
Gross carrying amount	17 816	6 931 032	5 626 398	301 731	142 156	683 779	13 702 912
Accumulated depreciation	-	(3 728 788)	(3 435 164)	(190 479)	(93 827)	-	(7 448 258)
Impairment losses	-	(117 556)	(75 045)	(119)	(55)	(30 332)	(223 107)
Net carrying amount	**17 816**	**3 084 688**	**2 116 189**	**111 133**	**48 274**	**653 447**	**6 031 547**

(amounts in tables in '000 PLN unless otherwise indicated)

Changes in the 1st half of 2007							
Settlement of assets under construction	100	53 013	333 351	19 515	3 145	(409 124)	-
Settlement of assets under construction – other (leases, accepted at a warehouse, without effect)	-	-	-	-	-	(1 744)	(1 744)
Purchases	-	10 221	8 015	1 022	2 091	414 782	436 131
Internally-produced	-	-	-	-	-	2 507	2 507
Reclassification from non-current assets classified as held for sale or included in a disposal group	-	-	-	454	-	-	454
Disposal	-	(4 504)	(9 465)	(2 155)	(3 210)	-	(19 334)
Donations and no-cost transfers	-	(179)	-		-	-	(179)
Scrapping or write-off	(43)	(5 128)	(63 596)	(597)	(719)	(5)	(70 088)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group	-	(3 496)	-	(263)	-	-	(3 759)
Other changes	-		(6)	(22)	6	(1 371)	(1 393)
Change in amount of provisions for costs of dismantling	-	58 227	-	-	-	-	58 227
Transfer between groups	-	(14)	14	-	-	-	-
Depreciation (note 28)	-	(85 815)	(175 103)	(11 745)	(5 138)	-	(277 801)
Decrease in accumulated depreciation due to scrapping, sale and other	-	9 602	66 744	2 570	3 747	-	82 663
Impairment losses (note 28)	-	-	(7)	-	-	(19)	(26)
Utilisation of impairment losses	-	59	2 050	96	-	19	2 224
At 30 June 2007							
Gross carrying amount	17 873	7 039 172	5 894 711	319 685	143 469	688 824	14 103 734
Accumulated depreciation	-	(3 805 001)	(3 543 523)	(199 654)	(95 218)	-	(7 643 396)
Impairment losses	-	(117 497)	(73 002)	(23)	(55)	(30 332)	(220 909)
Net carrying amount	**17 873**	**3 116 674**	**2 278 186**	**120 008**	**48 196**	**658 492**	**6 239 429**

Impairment losses on property, plant and equipment are mainly in respect of the subsidiary Dialog S.A., in which KGHM Polska Miedź owns 100% of the shares. Impairment loss of PLN 180 400 thousand was recognised at 31 December 2005 based on a test for impairment. An impairment test carried out on 31 December 2006 did not indicate the necessity to recognise further impairment of non-current assets. However, write downs were recognised in the amount of PLN 9 004 thousand in connection with retirement of MGW and DECT radio equipment, and in the amount of PLN 6 034 thousand in respect of design documentation recorded for projects which Dialog S.A. is uncertain of realisation.

(amounts in tables in '000 PLN unless otherwise indicated)

The KGHM Polska Miedź S.A. Group as a lessee uses the following items of property, plant and equipment under finance lease agreements

	At					
	30 June 2007			31 December 2006		
Groups of property, plant and equipment	Initial cost-capitalised finance lease	Accumulated depreciation	Net carrying amount	Initial cost-capitalised finance lease	Accumulated depreciation	Net carrying amount
Technical equipment and machinery	11 986	9 915	2 071	10 057	6 542	3 515
Vehicles	1 140	465	675	1 375	575	800
Total	**13 126**	**10 380**	**2 746**	**11 432**	**7 117**	**4 315**

The KGHM Polska Miedź S.A. Group as a lessor leased out the following items of property, plant and equipment under operating lease agreements

	At							
	30 June 2007				31 December 2006			
	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount
Land	1 835	-	-	1 835	1 762	-	-	1 762
Land and buildings	30 769	328	17 602	13 167	36 223	813	20 943	15 280
Technical equipment and machinery	1 460	7	1 449	11	25 946	1 280	10 361	15 585
Vehicles	19		19	-	19		19	-
Other property, plant and equipment	577	12	512	65	577	24	500	77
Total	**34 660**	**347**	**19 582**	**15 078**	**64 527**	**2 117**	**31 823**	**32 704**

Amount of collateral for the repayment of liabilities of the KGHM Polska Miedź S.A. Group established on property, plant and equipment

	At	
	30 June 2007	**31 December 2006**
Amount of collateral (the amount up to which collateral is established)	108 015	81 208

Amount of compensation from parties external to the Group, recognised in profit or loss, with respect to property, plant and equipment which has been lost or impaired

	For the period	
	from 1 January to 30 June 2007	**from 1 January to 31 December 2006**
Amount of compensation recognised in profit or loss	412	240

(amounts in tables in '000 PLN unless otherwise indicated)

Major investment projects recognised at 30 June 2007 under assets under construction

Construction of the SW-4 shaft	134 565
Głogów Głęboki – Przemysłowy	76 454
Conveyor belt and pipeline transport investments	30 004
Pyrometallurgy modernisation	27 812
Construction of the R-XI shaft	27 349
Modernisation of a tailings hydrotransport installation including the direct pumping of tailings	25 557
Acquisition of an organised part of an enterprise "Miejskie Sieci Informatyczne e-wro"	22 500
Mining region infrastructural development	21 479
Shafts and primary equipment	19 089
Tailings hydrotransport	16 397
Construction of office building	16 273

Contractual capital expenditure commitments incurred at the balance sheet date but not recognised in the balance sheet

	At	
	30 June 2007	**31 December 2006**
For the acquisition of property, plant and equipment	297 535	239 252
For the acquisition of intangible assets	11 383	10 735
For the repair, maintenance and improvement of property	2 813	-
Total contractual capital expenditure commitments:	**311 731**	**249 987**

Perpetual usufruct of land

At 30 June 2007 the Group entities used land under perpetual usufruct rights comprising a total area of 6 046 ha, including:

KGHM Polska Miedź S.A.	5 734
Subsidiaries of the Group	312

The Group entities received perpetual usufruct rights free of charge based on laws in force. The land held under perpetual usufruct comprises industrial terrains related to the principal activities of the Group, which also include protective zones in which environmental quality standards have been transgressed due to the business conducted by the Group.

Due to the nature of the use of the above-mentioned land, the Parent Entity has not identified a fair value for these perpetual usufruct rights at 30 June 2007.

Off-balance sheet liabilities of the Group due to the perpetual usufruct of land estimated on the basis of annual fee rates and the useful life of the land subject to this right.

Total value of future minimum fees due to perpetual usufruct of land	At	
	30 June 2007	**31 December 2006**
Under one year	6 966	7 658
From one to five years	27 930	33 417
Over five years	423 720	484 398
Total:	**458 616**	**525 473**

Fees due to perpetual usufruct of land recognised in profit or loss	For the period	
	from 1 January to 30 June 2007	**from 1 January to 30 June 2006**
Value of fees due to perpetual usufruct of land	6 361	6 633

(amounts in tables in '000 PLN unless otherwise indicated)

8. Intangible assets

	At		
	30 June 2007	**31 December 2006**	**30 June 2006**
Development costs	2 764	4 544	6 169
Goodwill	2 917	2 579	701
Software	23 177	21 569	21 368
Acquired concessions, patents, licenses	14 274	17 347	15 876
Other intangible assets	40 823	41 765	37 090
Intangible assets not yet available for use	40 103	37 811	27 791
Total	**124 058**	**125 615**	**108 995**

Changes in intangible assets in the period from 1 January 2006 to 30 June 2007:

	Development costs	Goodwill	Software	Acquired concessions, patents, licenses	Other intangible assets	Intangible assets not yet available for use	Total
At 1 January 2006							
Gross carrying amount	18 521	701	76 619	38 405	40 544	25 265	200 055
Accumulated amortisation	(10 661)	-	(48 868)	(20 026)	(2 572)	-	(82 127)
Impairment losses	-	-	(3 415)	-	-	-	(3 415)
Net carrying amount	**7 860**	**701**	**24 336**	**18 379**	**37 972**	**25 265**	**114 513**
Changes in the 1st half of 2006							
Settlement of intangible assets not yet available for use	-	-	159	849	-	(1 008)	-
Internally-produced	-	-	342	2	-	-	344
Purchases	176	-	210	77	498	3 541	4 502
Disposal	-	-	-	-	(450)	-	(450)
Liquidation or write-off	-	-	(64)	(9)	(633)	-	(706)
Other changes	-	-	-	19	-	(7)	12
Amortisation (note 28)	(1 637)	-	(3 679)	(3 431)	(885)	-	(9 632)
Decrease in accumulated amortisation due to liquidation, sale and other	-	-	64	(10)	588	-	642
Impairment losses (note 28)	(230)	-	-	-	-	-	(230)
At 30 June 2006							
Gross carrying amount	18 697	701	77 266	39 343	39 959	27 791	203 757
Accumulated amortisation	(12 298)	-	(52 483)	(23 467)	(2 869)	-	(91 117)
Impairment losses	(230)	-	(3 415)	-	-	-	(3 645)
Net carrying amount	**6 169**	**701**	**21 368**	**15 876**	**37 090**	**27 791**	**108 995**
At 1 January 2006							
Gross carrying amount	18 521	701	76 619	38 405	40 544	25 265	200 055
Accumulated amortisation	(10 661)	-	(48 868)	(20 026)	(2 572)	-	(82 127)
Impairment losses	-	-	(3 415)	-	-	-	(3 415)
Net carrying amount	**7 860**	**701**	**24 336**	**18 379**	**37 972**	**25 265**	**114 513**
Changes in 2006							
Settlement of intangible assets not yet available for use	135	-	3 772	5 386	20	(9 313)	-
Purchases	303	2 181	901	238	2 504	22 140	28 267
Disposal	-	-	-	-	(450)	-	(450)
Liquidation or write-off	(1 683)	-	(436)	(21)	(755)	-	(2 895)
Other changes	-	-	49	351	5 968	(281)	6 087
Amortisation	(3 345)	-	(7 426)	(6 688)	(2 276)	-	(19 735)
Decrease in accumulated amortisation due to liquidation, sale and other	1 274	-	373	(298)	(1 218)	-	131
Impairment losses	(409)	(303)	-	-	-	-	(712)
Utilisation of impairment losses	409	-	-	-	-	-	409
At 31 December 2006							
Gross carrying amount	17 276	2 882	80 905	44 359	47 831	37 811	231 064
Accumulated amortisation	(12 732)	-	(55 921)	(27 012)	(6 066)	-	(101 731)
Impairment losses	-	(303)	(3 415)	-	-	-	(3 718)
Net carrying amount	**4 544**	**2 579**	**21 569**	**17 347**	**41 765**	**37 811**	**125 615**
Changes in the 1st half of 2007							
Settlement of intangible assets not yet available for use	-	-	5 225	937	-	(6 162)	-
Purchases	-	-	348	151	1 136	4 042	5 677
Other changes	-	338		-	-	4 412	4 750
Disposal	(481)	-	(10)	(6)	(26)	-	(523)
Liquidation or write-off	-	-	(293)	-	(1 424)	-	(1 717)
Amortisation (note 28)	(1 635)	-	(3 963)	(4 161)	(1 327)	-	(11 086)
Decrease in accumulated amortisation due to liquidation, sale and other	336	-	301	6	699	-	1 342
At 30 June 2007							
Gross carrying amount	16 795	3 220	86 175	45 441	47 517	40 103	239 251
Accumulated amortisation	(14 031)	-	(59 583)	(31 167)	(6 694)	-	(111 475)
Impairment losses	-	(303)	(3 415)	-	-	-	(3 718)
Net carrying amount	**2 764**	**2 917**	**23 177**	**14 274**	**40 823**	**40 103**	**124 058**

At 30 June 2007 the most significant items of intangible assets of the KGHM Polska Miedź S.A. Group in terms of their relation to total consolidated assets are: documentation of geological information on the "Głogów Głęboki" deposit with a carrying amount of PLN 30 353 thousand and established mining rights for extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 4 124 thousand. The remaining amortisation period of both of these intangible assets is 47 years.

(amounts in tables in '000 PLN unless otherwise indicated)

By the Decree of the Council of Ministers dated 27 December 2005 (Journal of Laws no. 264/2005 item 2206) the Polish government allocated emission rights to the specific eligible business entities. In accordance with the National Emission Rights Distribution Plan, the Group has the right to emit 1 971 900 tonnes of carbon dioxide in the years 2005-2007, i.e. 657 300 tonnes annually. These emission rights are recognised under intangible assets in accordance with principles described in note 2, point 2.2.30 of and their carrying amount at 30 June 2007 was PLN 158 thousand. Utilisation of emission rights in the years 2005-2006 amounted to 1 251 838 tonnes. In neither accounting period was the annual emissions limit exceeded.

Savings under the allocated limits amount to:

For year 2005	18 933	tonnes
For year 2006	43 829	tonnes
Total	62 762	tonnes

At 30 June 2007 the emission of carbon dioxide amounted to 240 407 tonnes. The expected utilisation at the end of 2007, in the amount of 519 786 tonnes, will not exceed the annual emissions limit.

The amortisation of intangible assets utilised in the production of goods or in the providing of services was recognised in the income statement under the cost of sales (PLN 7 896 thousand). Amortisation of other intangible assets was recognised under administrative expenses (PLN 2 068 thousand) and selling costs (PLN 1 122 thousand).

9. Investment property

	For the period		
	from 1 January to 30 June 2007	**from 1 January to 31 December 2006**	**from 1 January to 30 June 2006**
Beginning of financial period	**18 853**	**28 250**	**28 250**
Changes during the financial period	**(6 036)**	**(9 397)**	**15**
- re-measurement to fair value (note 31)	(6 036)	13 706	-
- reclassification to assets classified as held for sale according to IFRS 5 (note 25)	-	(23 103)	-
- capitalised expenditures	-	-	15
End of financial period	**12 817**	**18 853**	**28 265**

Direct operating costs (including repair and maintenance costs) incurred for investment properties which did not generate rental income amounted during the period from 1 January to 30 June 2007 to PLN 384 thousand (for the period from 1 January to 31 December 2006: PLN 146 thousand).

At 30 June 2007 investment property with a value of PLN 12 817 thousand consists of land on the territory of Lubin.

The measurement of investment property located in Lubin was carried out by an independent, professionally-qualified valuer, holding valid authorisation to perform such valuation, and was estimated using a comparative approach, by the method of comparing pairs. Selection of the approach and method was based on principles set forth in the act on property management and the decree of the Council of Ministers regarding the principles of property valuation and the principles and manner of preparing a valuation survey. Market data was used by the valuer to perform this valuation.

(amounts in tables in '000 PLN unless otherwise indicated)

10. Investments in associates

	For the period		
	from 1 January to 30 June 2007	from 1 January to 31 December 2006	from 1 January to 30 June 2006
Beginning of financial period	**690 074**	**931 173**	**931 173**
Share of profits of associates	122 430	220 780	99 841
Changes in equity due to payment of dividend for the prior and current financial year	(203 167)	(461 879)	(461 878)
Other changes	17	-	-
End of financial period	**609 354**	**690 074**	**569 136**

Interests held by the Group in associates

	Country of incorporation	Assets	Liabilities	Sales	Profit for the period	Interest held (%)
At 31 December 2006						
Polkomtel S.A.	Poland	7 680 956	4 174 103	7 359 014	1 121 670	19.61
MINOVA-KSANTE Spółka z o.o.	Poland	9 753	1 815	16 296	2 840	30.00
		7 690 709	4 175 918	7 375 310	1 124 510	
At 30 June 2007						
Polkomtel S.A.	Poland	7 723 259	4 626 373	3 758 796	632 924	19.61
MINOVA-KSANTE Spółka z o.o.	Poland	8 830	2 053	8 906	1 679	30.00
		7 732 089	4 628 426	3 767 702	634 603	

Polkomtel S.A., in which KGHM Polska Miedź S.A. owns a 19.61% interest, is an associate which is accounted for using the equity method. The determination of significant influence is based on the fact that, in accordance with the shareholders agreement and the statutes of Polkomtel S.A., KGHM Polska Miedź S.A., through its representative on the Supervisory Board, has influence on resolutions related to the operating strategy of Polkomtel S.A., which in turn affects its operating and financial policies.

(amounts in tables in '000 PLN unless otherwise indicated)

11. Available-for-sale financial assets

	At	
	30 June 2007	31 December 2006
Non-current available-for-sale financial assets	**27 807**	**81 826**
- shares in unlisted companies	12 847	14 185
- treasury bonds	3 166	3 107
- share in the capital of AIG investment fund	11 787	14 191
- participation units in DWS Polska Płynna Lokata Plus investment fund	-	50 336
- other	7	7
Current available-for-sale financial assets	**204 251**	-
- participation units in DWS Polska Płynna Lokata Plus investment fund	153 585	-
- participation units in KBC Gamma SFIO investment fund	50 666	-
Total available-for-sale financial assets:	**232 058**	**81 826**

Change in balance of available-for-sale financial assets

	For the period		
	from 1 January to 30 June 2007	from 1 January to 31 December 2006	from 1 January to 30 June 2006
Beginning of financial period	**81 826**	**44 363**	**44 363**
Acquisitions	200 000	50 300	301
Acquisition of shares in exchange for debt	-	146	-
Measurement recognised in equity	13 844	5 110	(37)
Disposals	(50 183)	-	-
Reversal of measurement recognised in equity as a result of disposals	(10 422)	(12 181)	-
Withdrawal	(3 065)	(5 869)	(503)
Other changes	58	(43)	67
End of financial period	**232 058**	**81 826**	**44 191**

The main area of the Group's investments in available-for-sale financial assets is in participation units held in open-end cash investment funds, whose value is determined based on measurement carried out by such funds, as well as share in the capital of the closed-end investment fund AIG Emerging Europe Infrastructure Fund L.P., measured at fair value based on the financial statements of the fund.

(amounts in tables in '000 PLN unless otherwise indicated)

12. Held-to-maturity investments

	At			
	30 June 2007		31 December 2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Non-current held-to-maturity investments	**42 268**	**42 939**	**32 213**	**32 243**
-Restricted cash and cash equivalents for the period of over 12 months	42 225	42 896	32 169	32 199
- Other securities	43	43	44	44
Current held-to-maturity investments	**47 491**	**47 486**	**19 070**	**19 070**
- Commercial bonds	47 491	47 486	4 028	4 028
- Certificates of deposit	-	-	15 042	15 042
Total held-to-maturity investments:	**89 759**	**90 425**	**51 283**	**51 313**

Change in balance of non-current held-to-maturity investments

	For the period		
	from 1 January to 30 June 2007	from 1 January to 31 December 2006	from 1 January to 30 June 2006
Beginning of financial period	**32 213**	**20 003**	**20 003**
Acquisitions	42 224	32 169	31 265
Disposal due to expiry of redemption date	(32 169)	(19 959)	(19 958)
End of financial period	**42 268**	**32 213**	**31 310**

Change in balance of current held-to-maturity investments

	For the period		
	from 1 January to 30 June 2007	from 1 January to 31 December 2006	from 1 January to 30 June 2006
Beginning of financial period	**19 070**	-	-
Acquisitions	42 809	82 670	-
Interest accrued at the effective interest rate	767	155	-
Disposal due to expiry of redemption date	(15 155)	(63 755)	-
End of financial period	**47 491**	**19 070**	-

The Parent Entity is required by the Law on Geology and Mining, dated 4 February 1994 (Journal of Laws No. 228 item 1947 dated 14 November 2005) and the Decree of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws No. 108, item 951) to accumulate monetary resources in a separate bank account called the Mine Closure Fund (MCF) to cover future decommissioning costs of mines and other technological facilities. As these funds will only be utilised in future periods, the Parent Entity has determined that, despite the fact that they are not invested in long-term financial instruments, they are in fact restricted from being used to settle liabilities within at least twelve months from the balance sheet date (IAS 1 para. 57 d.) and therefore it is more appropriate to present them under non-current assets.

Management of the MCF assets primarily involves their investment in short-term bank deposits or debt securities with a maturity of up to 1 year from the date of acquisition. Consequently, the change in this item shows the balance resulting from closures of accounts and disposals of securities versus acquisitions of securities and placing deposits, at the balance sheet date. MCF assets at the balance sheet date were invested in a short-term bank deposit with a nominal value of PLN 165 thousand and in commercial papers with an amortised cost of PLN 42 723 thousand. In addition, PLN 3 thousand of the fund's resources were invested in automatic deposit placement.

The value of interest on commercial papers calculated using the effective interest rate amounted at the balance sheet date to PLN 666 thousand. This interest, as accrued interest, was not recognised at the balance sheet date, as the value of the Fund could not be increased by non-monetary assets.

At the balance sheet date, the Group classified the following investments in debt securities as current financial assets held to maturity: commercial bonds of Toyota Bank Polska S.A. with a fixed interest rate of 4.17% and of Toyota Leasing Polska Sp. z o.o. with a fixed interest rate of 4.17%. In addition, the Group purchased variable coupon bonds

(amounts in tables in '000 PLN unless otherwise indicated)

of Volkswagen Bank Polska S.A. with an interest rate of 4.49%. Bonds having a fixed interest rate expose the Group to the risk of changes in fair value, while variable interest rate bonds result in exposure to variable cash flows. Due to the good standing of the banks and financial institutions whose debt securities have been purchased and to the short-term nature of these investments, it is believed that the credit risk to which the Group is exposed is minimal.

13. Derivative financial instruments

	At	
	30 June 2007	**31 December 2006**
Non-current assets, of which:	**123 413**	**16 411**
hedging instruments with a maturity of over 12 months	123 413	16 411
Current assets, of which:	**350 195**	**282 650**
hedging instruments with a maturity of up to 12 months	98 284	95 480
instruments held for trading with a maturity of up to 12 months	230 625	186 565
instruments held for trading with a maturity of over 12 months	21 286	605
Total assets:	**473 608**	**299 061**
Non-current liabilities, of which:	-	**880**
hedging instruments with a maturity of over 12 months	-	880
Current liabilities, of which:	**341 806**	**1 047 124**
hedging instruments with a maturity of up to 12 months	134 828	859 945
instruments held for trading with a maturity of up to 12 months	185 689	186 574
instruments held for trading with a maturity of over 12 months	21 289	605
Total liabilities:	**341 806**	**1 048 004**

All derivatives have been recognised in the balance sheet at their fair value, based on principles described in Note 2, point 2.2.7.

At 30 June 2007, the fair value of open positions in derivative instruments amounted to PLN 131 802 thousand, of which PLN 86 869 thousand related to the fair value of hedging instruments, while PLN 44 933 thousand related to the fair value of traded derivative instruments.

The fair value of open positions in derivative instruments varies in dependence on changes in market conditions, and the final result on these transactions may vary significantly from that presented in the following valuation table.

At the balance sheet date, there was an open position in respect of the following derivative instruments: forwards, swaps, collars, and put and call options. The following table presents detailed information relating to open positions in derivative instruments by classes, broken down by hedged nominal amounts and volumes, the average weighted hedged prices/ exchange rates[1], and the fair value of each instrument.

----

[1] The average weighted hedged prices/ exchange rates are aggregate amounts, of an informational nature. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlements may generate one set of results when the average weighted exercise price/ exchange rates is assumed, and a different set of results when the analysis makes use of specific exercise prices / exchange rates for option transactions entered into by the Parent Entity.

Type of financial instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Avg. weighted price/ex. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Fair value as at 30 June 2007 Financial assets	Fair value as at 30 June 2007 Financial liabilities	Fair value as at 31 December 2006 Financial assets	Fair value as at 31 December 2006 Financial liabilities
INSTRUMENTS HELD FOR TRADING WITH A MATURITY UP TO 12 MONTHS						
Metal instruments - copper						
Swaps - exchange of fixed prices for floating	26.32	5 404	157 507	(18)	97 035	-
Swaps – exchange of floating prices for fixed	26.00	5 994	-	(112 669)	-	(97 035)
Call options purchased	26.00	6 769	67 063	-	85 900	-
Call options sold	26.00	6 769	-	(67 075)	-	(85 900)
Put options purchased	28.00	5 148	5 033	-	-	-
Put options sold	28.00	5 148	-	(5 033)	-	-
TOTAL	-	-	**229 603**	**(184 795)**	**182 935**	**(182 935)**
Metal instruments - silver						
Put options purchased	1 400.00	12	894	-	3 627	-
Put options sold	1 400.00	12	-	(894)	-	(3 627)
TOTAL	-	-	**894**	**(894)**	**3 627**	**(3 627)**
Currency instruments						
Sold forwards	-	-	128	-	3	(12)
TOTAL	-	-	**128**	-	**3**	**(12)**
HEDGING INSTRUMENTS WITH A MATURITY UP TO 12 MONTHS						
Metal instruments - copper						
Swaps - exchange of fixed prices for floating	0.03	5 380	146	-	-	-
Swaps - exchange of floating prices for fixed	5.00	2 601	-	(68 217)	6 982	(454 955)
Collar transactions	5.00	-	-	(64 061)	-	(363 203)
Put options purchased	104.50	5 124	26 010	-	22 538	-
Synthetic put (Swap - exchange of floating price for fixed and purchase of call option)	-	-	-	-	32 677	(14 554)
TOTAL	-	-	**26 156**	**(132 278)**	**62 197**	**(832 712)**
Metal instruments – silver						
Collar transactions	250.00		-	(2 550)	1	(18 213)
Put options purchased	5 350.00	12	7 575	-	907	-
Swaps – exchange of floating prices for fixed	-	-	-	-	-	(9 014)
TOTAL	-	-	**7 575**	**(2 550)**	**908**	**(27 227)**

(amounts in tables in '000 PLN unless otherwise indicated)

			Currency instruments			
Forwards	300 000	3	56 833	-	13 047	-
Collar contracts	37 500	-	7 720	-	19 328	(6)
TOTAL	**-**	**-**	**64 553**	**-**	**32 375**	**(6)**
			INSTRUMENTS HELD FOR TRADING WITH A MATURITY OVER 12 MONTHS			
			Metal instruments - copper			
Put options purchased	38.50	5 200	21 286	-	-	-
Put options sold	38.50	5 200	-	(21 289)	-	
TOTAL	**-**	**-**	**21 286**	**(21 289)**	**-**	**-**
			Metal instruments - silver			
Put options sold	-	-	-	-	-	(605)
Put options purchased	-	-	-	-	605	-
TOTAL	**-**	**-**	**-**	**-**	**605**	**(605)**
			HEDGING INSTRUMENTS WITH A MATURITY OVER 12 MONTHS			
			Metal instruments - copper			
Put options purchased	87.50	5 712	82 652	-	4 328	-
Synthetic put (Swap - exchange of floating price for fixed and purchase of call option)	-	-	-	-	5 358	(880)
TOTAL	**-**	**-**	**82 652**	**-**	**9 686**	**(880)**
			Metal instruments - silver			
Put options purchased	16 600	12	40 761	-	6 725	-
TOTAL	**-**	**-**	**40 761**	**-**	**6 725**	**-**

The Parent Entity makes use of commodity derivative instruments, in which the underlying asset is the average monthly copper price from the London Metal Exchange and the average monthly silver price from the London Bullion Market. These are settled on the second working day of the following month. This means that derivative instruments for the month of June 2007 are settled on 3 July 2007. At the balance sheet date they were valued at fair value and included in the list of derivative instruments. The accounting principles state that the effective portion of settled cash flow hedging transactions should be transferred from equity to the profit or loss in the financial period in which the hedged items were realised. This means that the effective portion of June commodity transactions hedging future cash flows were transferred from equity to profit or loss on 30 June 2007, despite the fact that they were only settled on 3 July 2007. The result of settlement of the effective portion of these transactions is therefore included in the amount of PLN (620 293) thousand which was transferred from equity. The fair value of derivative instruments whose settlement date is 3 July 2007 relates to the following: copper collar contracts (volume: 5 000 tonnes, average weighted price: 2 300.00 - 2 898.30 USD/t and fair value: PLN (64 061) thousand); swap contracts – the exchange of fixed copper prices for floating prices (volume: 5 025 tonnes, average weighted price: 4 673.65 USD/t and fair value: PLN 39 412 thousand); swap contracts – the exchange of floating copper prices for fixed prices (volume: 10 000 tonnes, average weighted price: 3 864.60 USD/t and fair value: PLN (101 076) thousand), purchased copper put options (volume: 6 500 tonnes, average weighted price: 4 100.00 USD/t and fair value: PLN 0 thousand), sold copper put options (volume: 500 tonnes, average weighted price: 2 300.00 USD/t and fair value PLN 0 thousand); purchased copper call options (volume: 5 000 tonnes, average weighted price: 5 799.50 USD/t and fair value: PLN 23 460 thousand), sold copper call options (volume: 5 000 tonnes, average weighted price: 5 799.50 USD/t and fair value: PLN (23 460) thousand), and silver collars contracts (volume: 250 thousand troz, average weighted price: 7.0000-9.5000 USD/troz and fair value: PLN (2 550) thousand); purchased silver put options (volume: 250 thousand troz, average weighted price: 12.0000 USD/troz and fair value: PLN 0 thousand) and sold silver put options (volume: 200 thousand troz, average weighted price: 12.0000 USD/troz and fair value PLN 0 thousand).

(amounts in tables in '000 PLN unless otherwise indicated)

Other information on derivative financial instruments

Due to the sufficient liquidity of the market it is possible to close and settle the above-mentioned transactions at any given moment by entering into an agreement with a counterparty or by entering into an appropriate opposite transaction.
All transactions relating to the copper and silver price risk are denominated in US dollars.

Fair value measurement

The fair value of outstanding derivative instruments at the balance sheet date was set in accordance with the principles presented in the " Main accounting principles applied".

The Parent Entity does not apply hedge accounting with respect to net investments in foreign operations.

Credit risk related to transactions hedging metals prices and currency rates

Measurement of transactions in derivative instruments hedging metals and currency prices at 30 June 2007:
PLN 131 802 thousand (positive balance on the measurement of hedging transactions), of which:
PLN 341 806 thousand represent financial liabilities
PLN 473 608 thousand represent financial assets.
All entities with which hedging transactions are entered into operate in the financial sector. The maximum share of a single entity varies from 20.1 % (copper and silver price hedging transactions) to 20.5 % (currency rate hedging transactions). Entities with which hedging transactions are entered into are European and American financial institutions (mainly banks). From the point of view of creditworthiness, the financial institutions with which KGHM Polska Miedź S.A. enters into the above transactions have high levels of credit rating. 62 percent of the institutions with which transactions were concluded have the highest rating, 33 percent have an average rating and only one bank does not have an individual rating, however it is 100% owned by a financial institution having the highest rating.
Due to diversification, both as respects the entities themselves as well as their geographical distribution, and also with regard to co-operation with financial institutions having a high credit rating, there is no concentration of credit risk related to hedging transactions.

The Parent Entity entered into framework agreements on the net settlement of hedging transactions with a given entity in order to limit cash flow and credit risk to the positive balance on measurement of hedging transactions.

The following companies also hedge an insignificant portion of their foreign-denominated trade receivables: KGHM Metraco S.A., KGHM Ecoren S.A. and INTERFERIE S.A., comprising derivative trade instruments and showing on 30 June 2007 the amount of PLN 128 thousand due to financial assets (at 31 December 2006: PLN 3 thousand).

CASH FLOW HEDGING INSTRUMENTS

The Parent Entity recognises cash flow hedging instruments in accordance with the principles presented in the "Main accounting principles applied". These principles provide for the transfer to equity of the effective portion of the gain or loss on measurement of hedging transactions in the period during which such transactions are designated as a hedge of future cash flows. The amounts recognised in equity in this regard are later transferred to the profit or loss at the moment the hedged transactions are realised.

The tables below present respectively the balances and changes in equity due to recognition of the effective portion of the gain or loss on measurement of instruments designated as cash flow hedges.

At 30 June 2007, the revaluation reserve amounts to PLN 141 058 thousand, of which PLN 40 959 thousand relates to the effective portion of the gain or loss on measurement of commodity price hedging transactions, while PLN 100 099 thousand relates to the effective portion of the gain or loss on measurement of exchange rate hedging transactions.

(amounts in tables in '000 PLN unless otherwise indicated)

AMOUNTS RECOGNISED IN EQUITY	At 30 June 2007	At 31 December 2006
Revaluation reserve – commodity price risk hedging transactions (copper and silver)	40 959	(649 350)
Revaluation reserve – exchange rate risk hedging transactions -forwards and options transactions	64 569	29 968
Revaluation reserve – exchange rate risk hedging transactions -foreign-currency loans	35 530	61 854
Total revaluation reserve on measurement of cash flow hedging financial instruments (without deferred tax effect)	**141 058**	**(557 528)**

During the first half of 2007, the amount recognised in equity due to effective hedging transactions entered into amounted to PLN 78 293 thousand (the effective portion of the change in the fair value of cash flow hedging instruments), while the amount transferred from equity to the profit or loss (an adjustment *in minus* of revenues from sales for the first half of 2007) amounted to PLN (620 293) thousand.

The effectiveness of hedging financial instruments used by the Group during the reporting period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of option instruments – based on changes in options intrinsic value.

Gains or (losses) on cash flow hedging instruments recognised directly in equity	For the period From 1 January to 30 June 2007	For the period From 1 January to 31 December 2006
Cumulative result on cash flow hedging instruments at the beginning of the financial period	**(557 528)**	**(1 024 713)**
Amount recognised in equity in the financial period due to effective hedging transactions	78 293	(1 863 844)
Amount transferred from equity to the income statement in the financial period	620 293	2 331 029
Cumulative result on cash flow hedging instruments at the end of the financial period (without deferred tax effect)	**141 058**	**(557 528)**

(amounts in tables in '000 PLN unless otherwise indicated)

14. Trade and other receivables

	At	
	30 June 2007	**31 December 2006**
Non-current trade and other receivables		
Trade receivables	13 806	3 007
Amount retained (collateral) due to long-term construction contracts	5 267	-
Other financial receivables	1 809	-
Other non-financial receivables	60	1 885
Prepayments, of which:	17 217	9 826
- Perpetual usufruct of land	14 632	7 157
Provision for impairment of non-current receivables	-	(403)
Non-current trade and other receivables, net	**38 159**	**14 315**
Current trade and other receivables		
Trade receivables	1 186 533	1 237 494
Loans granted	362	596
Other financial receivables	27 798	-
Other non-financial receivables, of which:	147 299	218 908
- Taxes and other charges	112 386	162 204
Prepayments	124 860	48 821
Provision for impairment of current receivables	(104 847)	(102 707)
Current trade and other receivables, net	**1 382 005**	**1 403 112**
Total non-current and current trade and other receivables, net	**1 420 164**	**1 417 427**

Trade and other receivables are measured at amortised cost using the effective interest rate method less provision for impairment. The carrying amount of receivables approximates their fair value. Trade receivables with a maturity of up to 12 months from the date of their arising are not discounted.

(amounts in tables in '000 PLN unless otherwise indicated)

Provision for impairment of trade and other receivables

	For the period		
	from 1 January to 30 June 2007	**from 1 January to 31 December 2006**	**from 1 January to 30 June 2006**
Provision for impairment at the beginning of the period	**103 110**	**126 599**	**126 599**
Provision for impairment charged to cost of sales and administrative expenses (note 28)	7 469	11 739	6 587
Reversal of provision for impairment charged to cost of sales (note 28)	(15 496)	(17 205)	(6 834)
Provision for impairment charged to other operating costs (note 31)	11 367	-	-
Reversal of provision for impairment, credited to other operating income (note 30)	(138)	(1 853)	-
Provision for impairment due to exchange differences	(133)	(32)	(9)
Provision for impairment utilised during the period	(1 341)	(16 284)	(13 055)
Provision for impairment due to court costs	9	84	472
Provision for impairment at the acquisition date	-	62	-
Provision for impairment at the end of the period	**104 847**	**103 110**	**113 760**

Impairment of financial receivables

	For the period		
	from 1 January to 30 June 2007	**from 1 January to 31 December 2006**	**from 1 January to 30 June 2006**
Provision for impairment at the beginning of the period	**71 221**	**83 747**	**83 747**
Provision for impairment charged to cost of sales and administrative expenses (note 28)	7 465	11 060	5 775
Reversal of provision for impairment charged to cost of sales (note 28)	(15 493)	(13 435)	(4 469)
Provision for impairment charged to other operating costs (note 31)	3	-	-
Reversal of provision for impairment, credited to other operating income (note 30)	(20)	(967)	-
Provision for impairment due to exchange differences	(133)	(32)	(9)
Provision for impairment utilised during the period	(1 340)	(9 208)	(8 156)
Provision for impairment due to court costs	7	(6)	(3 050)
Provision for impairment at the acquisition date	-	62	-
Provision for impairment at the end of the period	**61 710**	**71 221**	**73 838**

In respect of other financial assets, there was no impairment loss recognised.

The KGHM Polska Miedź S.A. Group has receivables whose transfer does not qualify them for de-recognition as it has retained substantially all risks and rewards of ownership of these assets. This relates to trade receivables subject to a recourse factoring agreement entered into between KGHM Polska Miedź S.A. and Bank Handlowy S.A. in Warsaw. In this type of factoring there is a risk that the debtor will fail to make payment of the liabilities to the factor (bank). Should the debtor fail to settle his liabilities, the burden of payment of the outstanding balance to the factor (bank) would fall on KGHM Polska Miedź S.A., while the Company simultaneously has the right to demand payment of these liabilities from the debtor.

As a result, at the balance sheet date receivables are still recognised in the amount of PLN 16 890 thousand (at 31 December 2006: PLN 5 684 thousand). As appropriate, the corresponding entry of a related liability has been recognised in an amount equal to that of the retained receivables.

The KGHM Polska Miedź S.A. Group owns receivables on which security was established for the repayment of bank overdraft. The amount secured at the balance sheet date is PLN 17 776 thousand (at 31 December 2006: PLN 3 696 thousand).

Trade receivables

Credit risk
The net carrying amount of trade receivables amounts to PLN 1 141 475 thousand, of which over 77 % is attributable to the Parent Entity (PLN 883 578 thousand).
The Parent Entity makes the majority of its sales transactions based on prepayments. KGHM Polska Miedź S.A. monitors the creditworthiness of all its customers on an on-going basis, in particular those to whom it has provided buyer's credit. KGHM Polska Miedź S.A. independently evaluates the creditworthiness of its customers

(amounts in tables in '000 PLN unless otherwise indicated)

as they do not possess a rating. Buyer's credit is only provided to proven, long-term customers, while sales of the products of the Parent Entity to new customers are always 100% secured. KGHM Polska Miedź S.A. has secured the majority of its receivables by bills of exchange [2], frozen funds on bank accounts, bank guarantees and documentary collection. In addition, the majority of contracts with customers provided with a buyer's credit contain an ownership rights reservation clause confirmed by a date certain [3].
The concentration of credit risk in the Company is due to the fact that key clients are allowed extended periods of payment. Consequently, at 30 June 2007 the balance of receivables from 7 of the Company's largest clients, in terms of the amount of receivables at the balance sheet date, represents 77.4% of the balance of gross trade receivables (at 31 December 2006: 61.4%). Despite this concentration of receivables from key clients (most of whom operate in the European Union), KGHM Polska Miedź S.A. believes that, given the available historical data as well as years of experience in working with clients, there is a low level of credit risk in this regard.

The following 21% of the balance of trade receivables is comprised of the receivables of the following companies: KGHM Polish Copper Ltd. PLN 79 578 thousand, DIALOG S.A. PLN 34 587 thousand, PeBeKa S.A. PLN 33 493 thousand, KGHM Metraco S.A. PLN 31 968 thousand, KGHM Kupferhandelsges.m.b.H. PLN 18 400 thousand, Walcownia Metali Nieżelaznych spółka z o.o. PLN 17 163 thousand, POL-MIEDŹ TRANS Sp. z o.o. PLN 11 510 thousand, PHP "MERCUS" sp. z o.o. PLN 7 123 thousand, KGHM Ecoren S.A. PLN 5 774 thousand.

These companies operate in various economic sectors, such as transport, construction, trade, industrial production and telecom services, and consequently there is no concentration of credit risk in any sector. For this same reason there is also no geographical concentration of clients, although the majority of services and products are offered to Polish customers. Nevertheless, this sector differentiation results in their being strongly dispersed. The companies of the Group, with the exception of the Parent Entity, do not enter into framework agreements of a net settlement in order to reduce exposure to credit risk, although in situations where the given entity recognises both receivables and liabilities with the same client, in practice net settlement is applied, as long as both parties accept such settlement. Due to the extensive volatility in the level of net settlement on particular balance sheet days, it is difficult in practice to determine a representative amount of such compensation.

As a result, the KGHM Polska Miedź S.A. Group believes that the maximum amount of exposure of the Group to credit risk at the balance sheet date approximates the amount of the balance of trade receivables, without taking into account the fair value of any collateral. Nevertheless, the real risk that there will be no cash inflow to the Group due to trade receivables is low.

Currency risk

The companies of the KGHM Polska Miedź S.A. Group enter into contracts with foreign entities, and therefore have receivables denominated in foreign currencies. At the balance sheet date these were the following amounts (gross): USD 55 630 thousand (at 31 December 2006: USD 84 418 thousand), EUR 43 561 thousand (at 31 December 2006: EUR 24 433 thousand) and GBP 64 thousand (at 31 December 2006: GBP 2 647 thousand). Income denominated in foreign currencies is invoiced based on the average NBP exchange rate from the issue date of the invoice. Payments are executed at the buy rate of the bank to which payments are made. As a result, the Group is exposed to changes in the PLN rate in relation to contracts denominated in foreign currencies, and consequently to volatility in cash flow. Changes in foreign currency rates may impact the revenues of the Group both positively (if the PLN weakens), as well as negatively (if the PLN strengthens).

The Parent Entity employs derivative currency instruments in order to hedge itself against cash flow volatility caused by volatility in exchange rates in those currencies in which its contracts are denominated, and therefore the exposure to currency risk is significant for amounts which are not hedged.
The principles of hedging against changes in exchange rates are described in note 3, Risk management.

Price risk

The Parent Entity is exposed to the risk of changes in copper, silver and gold prices. The formulas for setting prices which are included in physical sales contracts are primarily based on monthly quotations from the London Metal Exchange in the case of copper, and the London Bullion Market in the case of silver and gold. The commercial policy of KGHM Polska Miedź S.A. is to set the base price for physical contracts as the average price of the month in which the product is sent to the customer (these are standard base prices, and is a global practice). As a result, the Parent Entity is exposed to the risk of falls in metals prices during the period from the moment of entering into the commercial contract to the moment of setting the average price from the month of delivery.
Where a client expects that the price basis in a contract is to be defined in a non-standard way and this non-standard way is subsequently accepted, KGHM Miedź S.A. enters into so-called adjustment hedge transactions which swap the base price requested by the customer for the average price from the month of dispatch. These transactions lead to a harmonisation of the base price applied to the physical sale of products, and therefore harmonisation of the exposure of the Parent Entity to the risk of fluctuations in metals prices.

[2] In order to speed up any potential enforcement of receivables, each bill of exchange is secured by a notarial enforcement declaration.
[3] A trade contract clause officially certified by a notary means that the ownership of goods is transferred to the buyer only upon payment, regardless of their physical delivery.

(amounts in tables in '000 PLN unless otherwise indicated)

Granted loans

At 30 June 2007, the balance of loans granted by the Group amounted to PLN 362 thousand (as at 31 December 2006 it amounted to PLN 596 thousand) and is the maximum amount of loss to which the Group is exposed should borrowers fail to meet their credit obligations (without the fair value of the collateral accepted being taken into account).

At 30 June 2007 the effective interest rate for loans granted in PLN was 15.3% (as at 31 December 2006: 14.3%).

Ageing analysis of financial receivables overdue at the balance sheet date, for which no impairment loss has been identified

	Value	up to 1 month	from 1 to 3 months	from 3 to 6 months	from 6 to 12 months	over 1 year
Trade receivables	**27 894**	21 669	1 035	2 241	137	2 812
Other receivables	**613**	197	34	16	3	363

In the normal course of business, trade receivables are payable within 1 - 2 months.

15. Inventories

	At	
	30 June 2007	**31 December 2006**
Materials	447 465	196 816
Semi-finished products and work in progress	1 067 766	1 223 010
Finished products	201 858	299 729
Goods for resale	49 426	49 195
Total carrying amount of inventories:	**1 766 515**	**1 768 750**

	For the period	
Write-down against inventories in the financial period	**from 1 January to 30 June 2007**	**from 1 January to 31 December 2006**
Write-down against inventories recognised in cost of sales (note 28)	(1 225)	(7 613)
Reversal of write-down recognised in cost of sales (note 28)	997	1 337

Reversal of the write-down was made due to the sale of goods for resale subject to revaluation at pre-revaluation prices.

At 30 June 2007, inventories with a value of PLN 23 264 thousand (at 31 December 2006: PLN 15 969 thousand) were pledged as security for the repayment of liabilities.

(amounts in tables in '000 PLN unless otherwise indicated)

16. Cash and cash equivalents

	At	
	30 June 2007	31 December 2006
Cash in hand	571	674
Cash at bank	88 904	52 174
Other cash	30 126	416
Other financial assets with a maturity of up to 3 months from the date of acquisition	3 460 384	2 267 867
Total cash and cash equivalents	**3 579 985**	**2 321 131**
Restricted cash and cash equivalents	2 171	1 043

Other financial assets with a maturity of up to 3 months from the date of acquisition are composed of deposits in the amount of PLN 3 319 563 thousand (at 31 December 2006: PLN 2 265 899 thousand), debt securities in the amount of PLN 97 568 thousand (at 31 December 2006 there were none), participation units in the amount of PLN 20 103 thousand (at 31 December 2006 there were none) and interest on financial assets in the amount of PLN 6 096 thousand (at 31 December 2006: PLN 1 968 thousand).

The effective interest rate of current bank deposits in the first half of 2007 amounted to:
a) for bank deposits in PLN from 2.48% to 4.61%
b) for bank deposits in USD from 2.25% to 5.52%
c) for bank deposits in EUR from 2.63% to 4.33%
d) for bank deposits in GBP from 5.02% to 5.68%

The average maturity period for these deposits was:
a) for bank deposits in PLN, 3 days
b) for bank deposits in USD, 3 days
c) for bank deposits in EUR, 3 days
d) for bank deposits in GBP, 2 days

The effective interest rate of current bank deposits in 2006 was:
a) for bank deposits in PLN from 2.43% to 4.60%
b) for bank deposits in USD from 2.69% to 5.42%
c) for bank deposits in EUR from 1.82% to 5.33%
d) for bank deposits in GBP from 4.18% to 5.07%

The average maturity period for these deposits was:
a) for bank deposits in PLN, 3 days
b) for bank deposits in USD, 2 days
c) for bank deposits in EUR, 3 days
d) for bank deposits in GBP, 2 days

Cash and cash equivalents as presented in the cash flow statement and in the balance sheet are identical.

(amounts in tables in '000 PLN unless otherwise indicated)

17. Share capital

	Registered share capital	Share capital from revaluation due to hyperinflation at the date of transition of the Group to IFRS*	**Total**
At 31 December 2006	2 000 000	-	**2 000 000**
At 30 June 2007	2 000 000	-	**2 000 000**

*Pursuant to resolution no. 31/2005 of the General Shareholders' Meeting of the Parent Entity dated 15 June 2005, in the consolidated financial statements of the Group the results of the revaluation of share capital in the amount of PLN 5 413 573 thousand have been transferred to retained earnings. As a result, as at 31 December 2006 the share capital presented in the consolidated financial statements amounted to PLN 2 000 000 thousand. As there is no such a resolution in respect of the separate financial statements of KGHM Polska Miedź S.A., the share capital presented in the financial statements of the Parent Entity is different from the amount of the share capital of the Group presented in the consolidated financial statements. The Parent Entity took steps to obtain a decision of the General Meeting to transfer the revaluation of share capital to supplementary capital in the separate financial statements and to invalidate resolution no. 31/2005 of the General Shareholders' Meeting dated 15 June 2005.
Consequently, on 18 October 2007, the Extraordinary General Shareholders' Meeting resolved to annul Resolution no. 31/2005 dated 15 June 2005 and to decrease the share capital of the Parent Entity recognised in the separate financial statements by the amount of hyperinflationary revaluation and to transfer this amount to supplementary capital. As a result of the above resolutions, the share capital presented in the financial statements of the Parent Entity at the following balance sheet dates will correspond with the amount of the share capital in the consolidated financial statements of the Group.

During the first half of 2007, there were no changes in the share capital of KGHM Polska Miedź S.A. At 30 June 2007, the registered share capital amounted to PLN 2 000 000 thousand and was divided into 200 000 000 shares with a nominal value of PLN 10 each. Each share grants the right to one vote at the General Shareholders' Meeting of the Parent Entity.

At 30 June 2007, the only shareholder holding at least 5% of the share capital and of the total number of votes at the General Shareholders' Meeting of the Parent Entity, based on information received by the Parent Entity from its shareholders, was the State Treasury, which held 83 589 900 shares, with a total nominal value of PLN 835 899 thousand, which accounts for 41.79% of the share capital of the Parent Entity and the same number of votes at the General Shareholders' Meeting.

The State Treasury reduced its interest in the share capital of the Parent Entity to 41.79% in the first half of 2007, as a result of the transfer of ownership, on 15 May 2007, of 5 000 000 shares of KGHM Polska Miedź S.A. to Kompania Węglowa S.A. The above block of shares represents 2.5% of the share capital of KGHM Polska Miedź S.A. and of the total number of votes.

(amounts in tables in '000 PLN unless otherwise indicated)

18. Other reserves

	Revaluation reserve on available-for-sale financial assets	Revaluation reserve on cash flow hedging financial instruments	Total other reserves
At 1 January 2006	**14 413**	**(810 755)**	**(796 342)**
Fair value losses on available-for-sale financial assets	(37)	-	(37)
Impact of effective cash flow hedging transactions	-	(2 172 112)	(2 172 112)
Amount transferred to profit or loss due to the settlement of hedging instruments	-	931 777	931 777
Deferred income tax (note 22)	7	232 910	232 917
Total income/(expenses) recognised directly in equity	**(30)**	**(1 007 425)**	**(1 007 455)**
At 30 June 2006	**14 383**	**(1 818 180)**	**(1 803 797)**
At 1 January 2006	**14 413**	**(810 755)**	**(796 342)**
Fair value gains on available-for-sale financial assets	5 110	-	5 110
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets	(12 181)	-	(12 181)
Impact of effective cash flow hedging transactions	-	(1 863 844)	(1 863 844)
Amount transferred to profit or loss due to the settlement of hedging instruments	-	2 331 029	2 331 029
Deferred income tax (note 22)	1 342	(96 275)	(94 933)
Total income/(expenses) recognised directly in equity	**(5 729)**	**370 910**	**365 181**
At 31 December 2006	**8 684**	**(439 845)**	**(431 161)**
At 1 January 2007	**8 684**	**(439 845)**	**(431 161)**
Fair value gains on available-for-sale financial assets	13 844	-	13 844
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets	(15 689)	-	(15 689)
Impact of effective cash flow hedging transactions	-	78 293	78 293
Amount transferred to profit or loss due to the settlement of hedging instruments	-	620 293	620 293
Deferred income tax (note 22)	281	(137 733)	(137 452)
Total income/(expenses) recognised directly in equity	**(1 564)**	**560 853**	**559 289**
At 30 June 2007	**7 120**	**121 008**	**128 128**

The revaluation reserve presented in other reserves, set in the amount of the fair value of hedging instruments in the effective portion of the hedge and the re-measurement to fair value of available-for-sale financial assets, may not be distributed.

(amounts in tables in '000 PLN unless otherwise indicated)

Moreover, based on the Commercial Partnerships and Companies Code, joint stock companies in the Group are required to create supplementary capital against any eventual future or existing losses, to which no less than 8 percent of a given financial year's profit is to be transferred until the capital has been built up to no less than one-third of the share capital. The supplementary capital created in this manner may not be employed otherwise than in covering the loss shown in the financial statements.

At 30 June 2007, the amount of this statutory supplementary capital in the Group is PLN 673 809 thousand, of which PLN 660 000 thousand is in respect of the Parent Entity. These amounts are recognised in the equity item: Retained earnings.

19. Transactions with minority shareholders

In the first half of 2007, transactions were carried out with minority shareholders by:
- registration of liquidation of Energetyka Spółka Specjalnego Przeznaczenia" sp. z o.o.
- acquisition by KGHM Ecoren S.A. of issued shares of WM „ŁABĘDY" S.A. The share of the Group in the capital of WM „ ŁABĘDY" S.A.. increased by 14.32%
- change of indirect shares in Walcownia Metali Nieżelaznych spółka z o.o. as a result of a transfer as a contribution in kind of the shares of the company from KGHM Ecoren S.A. to WM „ ŁABĘDY" S.A. The share of the Group in the capital of Walcownia Metali Nieżelaznych spółka z o.o. decreased by 1.64%

In addition, an adjustment was made to minority interest capital in the amount of PLN 321 thousand, as at 31 December 2006. Due to the immaterial amount of the adjustment, it was charged to the current financial result.

Type of transaction	(Cost)/ income from disposal	Value of net assets acquired /(disposed)	Goodwill arising on acquisition	Loss from disposal/other operating cost
Liquidation of Energetyka Spółka Specjalnego Przeznaczenia	50	(50)	-	-
Acquisition of shares of WM Łabędy S.A.	30 936	30 598	338	-
Change of indirect shares in WMN Sp. z o.o.	-	(872)	-	(872)
Adjustment to minority interest capital	-	-	-	(321)
Total	x	x	338	(1 193)

(amounts in tables in '000 PLN unless otherwise indicated)

20. Trade and other payables

	At 30 June 2007	At 31 December 2006
Non-current trade and other payables		
Trade payables	4 866	8 987
Other non-financial liabilities	3 608	577
Other financial liabilities	292	-
Deferred income	15 101	5 797
Total	**23 867**	**15 361**
Current trade and other payables		
Trade payables	603 431	676 276
Liabilities due to taxation and social security	269 424	252 221
Other financial liabilities	3 495 711	130 944
Other non-financial liabilities	73 442	89 910
Special funds	48 450	42 144
Deferred income	48 518	27 100
Accruals	378 195	314 128
Total	**4 917 171**	**1 532 723**
Total non-current and current trade and other payables	**4 941 038**	**1 548 084**

Trade payables are recognised in the balance sheet at amortised cost, using the effective interest rate, with the proviso that current trade payables are not discounted. The carrying amount of payables approximates their fair value.

Other financial liabilities include liabilities due to dividends in the amount of PLN 3 394 000 thousand.

Accruals consist mainly of one-off remuneration paid after the approval of the annual financial statements in the amount of PLN 283 271 thousand (PLN 237 724 thousand at 31 December 2006) and settlement of unused annual leave in the amount of PLN 26 293 thousand (PLN 25 703 thousand at 31 December 2006).

Contractual maturities for financial liabilities at 31 December 2006

Financial liabilities	Contractual maturities from the balance sheet date					Total (without discount)	Carrying amount
	up to 3 months	3 - 12 months	1 - 3 years	3 - 5 years	over 5 years		
Trade payables:	675 051	1 729	7 483	925	1 388	**686 576**	**685 263**
Other financial liabilities:	154 145	-	124	135	18	**154 422**	**130 944**
Bank loans	22 314	19 399	111 691	-	-	**153 404**	**153 404**
Loans	-	7 707	15 100	4 700	1 681	**29 188**	**29 188**
Finance lease liabilities	884	4 594	6 300	5 851	8 505	**26 134**	**22 732**
Derivative financial instruments	485 895	563 252	880	-	-	**1 050 027**	**1 048 004**
Total financial liabilities by maturity	**1 338 289**	**596 681**	**141 578**	**11 611**	**11 592**	**2 099 751**	**2 069 535**

In 2006, the Group had an overdraft facility up to the amount of PLN 56 500 thousand and USD 10 million. At the end of 2006, the Group did not utilise the entire amount of the available overdraft facility i.e. PLN 34 335 thousand and USD 10 million.

(amounts in tables in '000 PLN unless otherwise indicated)

At 31 December 2006, the Group had no borrowings other than those referred to above.

Contractual maturities for financial liabilities at 30 June 2007

Financial liabilities	Contractual maturities from the balance sheet date					Total (without discount)	Carrying amount
	up to 3 months	3 - 12 months	1 - 3 years	3 - 5 years	over 5 years		
Trade payables:	593 192	1 063	7 144	910	910	**603 219**	**608 297**
Other financial liabilities:	3 495 438	560	137	137	18	**3 496 290**	**3 496 003**
Bank loans	60 378	6 512	112 821	1 189	5 943	**186 843**	**186 843**
Loans	-	7 700	10 400	6 400	1 682	**26 182**	**26 182**
Finance lease liabilities	715	3 514	5 864	5 723	5 573	**21 389**	**18 095**
Derivative financial instruments	231 677	72 080	-	-	-	**303 757**	**341 806**
Total financial liabilities by maturity	**4 381 400**	**91 429**	**136 366**	**14 359**	**14 126**	**4 637 680**	**4 677 226**

The Group had an overdraft facility to the amount of PLN 40 889 thousand and USD 10 million. In the first half of 2007, the Group did not utilise the entire amount of the available overdraft facility, i.e. PLN 20 049 thousand and USD 10 million.

At 30 June 2007, the Group had no borrowings other than those referred to above.

21. Borrowings

	At	
	30 June 2007	**31 December 2006**
Non-current	**152 654**	**150 568**
Bank loans	119 953	111 691
Loans	18 482	21 481
Finance lease liabilities	14 219	17 396
Current	**78 466**	**54 756**
Bank loans	66 890	41 713
Loans	7 700	7 707
Finance lease liabilities	3 876	5 336
Total	**231 120**	**205 324**

The fair value of bank loans and loans drawn approximates their carrying amount.

Other financial liabilities - description of financial instruments

Borrowings at 30 June 2007

Name of financing entity	Currency of bank loan	Amount of bank loan at balance sheet date in '000 in foreign currency	in PLN	Interest	Maturity	Collateral/security
Bank BPH S.A. Kraków	PLN	-	100 244	WIBOR 1M + 0.30%bank margin	28.04.2009	- proxy rights to all present and future bank accounts of the Borrower,
Bank BPH S.A. Kraków	PLN	-	40 648	WIBOR 3M + 0.30% bank margin	01.09.2007	- proxy rights to all present and future bank accounts of the Borrower, except for the bank accounts in Dominet Bank S.A.
Bank Pekao S.A. in Lubin	PLN	-	106	WIBOR 1M + 0.70%margin	14.12.2008	- proxy rights to a bank account, - Letter of Comfort of KGHM Ecoren S.A, - blockade of PLN 200 thousand in the bank account of KGHM Ecoren S.A.
Bank Polskiej Spółdzielczości Spółka Akcyjna II O/Wrocław	PLN	-	8 952	5.44%	30.09.2021	- ordinary mortgage on investment property of PLN 25 000 thousand, - maximum mortgage to the amount of PLN 22 630 thousand, - assignment of rights under construction insurance policy, - assignment of receivables from property rental contracts in a newly-constructed building, - proxy rights to a bank account.
BRE Bank S.A. O/Wrocław	EUR	604	2 275	EURIBOR 1M + 5.1069% bank margin of	25.03.2010	- contractual mortgage, - maximum mortgage, - blank promissory note with a declaration of rights there under, - proxy rights to a bank account, - assignment of rights from insurance policies
Bank PKO BP S.A.	PLN	-	6 012	WIBOR 1M + 0.40% margin	31.12.2009	- collective mortgage for land
Bank Pekao S.A. in Warsaw	EUR	484	1 887	EURIBOR 1M+ 0.40%margin	30.10.2009	- proxy rights, - statement on submitting to the enforcement regime
Bank Pekao S.A. in Warsaw	PLN	-	4 000	WIBOR 1M + 0.80%margin	13.12.2009	- proxy rights to a bank account of the Borrower, - Borrower statement on voluntary submission to the enforcement regime in respect of cash benefits, - collateral under civil law of KGHM Ecoren S.A.
Bank Pekao S.A. in Warsaw	PLN	-	1 880	WIBOR 1M from 28 October 2004 + 0.70%bank margin	25.10.2007	- proxy rights to bank accounts in Bank Pekao S.A., - statement on submission to the enforcement regime, - LETTER OF COMFORT
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej [the National Fund for Environmental Protection and Water Management] in Warsaw	PLN	-	10 181	0.6% - promissory note rediscount rate	30.10.2012	- blank promissory note underwritten by KGHM Polska Miedź S.A.
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej [the Voivodeship Fund for Environmental Protection and Water Management] in Wrocław	PLN	-	3 000	4.00%	16.12.2008	- blank promissory note, - registered pledge on gas dedusting installations for anode furnaces, - assignment of rights under an insurance policy relating to assets developed under investment project financed with the loan,
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej [the Voivodeship Fund for Environmental Protection and Water Management] in Wrocław	PLN	-	13 000	4.00%	16.09.2010	- blank promissory note, - Borrower statement on submission to the enforcement regime under loan agreement,
Total borrowings			**192 185**			

The major item in borrowings is the bank loan drawn by the subsidiary Dialog S.A. The bank loan agreement sets out the additional covenants which must be met by the company over the term of the loan, including the following:
- ensuring maintenance of defined financial indicators at set levels during the period of loan term (Financial Debt to EBITDA Ratio not higher than 2.50 : 1, EBITDA to Interest Ratio no lower than 3 :1, Equity not lower than PLN 900 000 thousand)
- the obligation to ensure additional collateral on the bank loan, should the Financial Debt to EBITDA Ratio be higher than 2.0 : 1
- the obligation to make payments to open current accounts maintained by the lending bank throughout the loan term, so as to ensure that the annual inflow of funds to these accounts from those payments represents the equivalent of at least 50% of the revenues of the company during this period.

During the period over which this agreement is in force until the balance sheet date, no loan covenants were breached.
The fair value of liabilities due to bank loans is exposed to currency risk and to interest rate risk.

The bank loans drawn by the Group in EURO are exposed to currency risk, as fluctuations in the exchange rates of the currencies in which such bank loans were drawn causes an increase or decrease in liabilities, irregardless of changes in

interest rates or in instalment payments on bank loan. The exposure to currency risk is immaterial, as foreign-denominated bank loans at 30 June 2007 represent 1.95% of the debt of the Group due to borrowings.

Most of the bank loans drawn by Group companies are loans with variable interest rates based on 1M WIBOR, and interest amounts payable monthly. This exposes the Group to cash flow risk related to variable interest rates. On the other hand, the Group has a very low exposure to fair value risk related to fixed interest rates, which is why the amount of bank loans recognised in the balance sheet approximates their fair value. A fixed interest rate characterises those loans issued by the National and Voivodeship Fund for Environmental Protection (Narodowy i Wojewódzki Fundusz Ochrony Środowiska). The total amount of these loans with a maturity of up to 1 year from the balance sheet date is, at the balance sheet date, PLN 7 707 thousand (at 31 December 2006: PLN 7 707 thousand). Loans from the Voivodeship Fund for Environmental Protection are issued under certain specific conditions, different from those generally applied by other financial institutions, primarily banks. It is therefore difficult to determine market-related rates which would enable re-measurement of these loans to their fair value for the purposes of disclosure.

The base interest rates applied in bank loan agreements entered into by entities of the Group at the balance sheet date were as follows:

Ratio (%)	At 30 June 2007	At 31 December 2006
WIBOR 1W	4.6300	4.1100
WIBOR 1M	4.6400	4.1200
WIBOR 3M	4.7100	4.2000
EURIBOR 1M	4.1150	3.6330

The companies of the KGHM Polska Miedź S.A. Group at the balance sheet date possessed no instruments hedging against interest rate risk.

Overdraft liabilities at 30 June 2007

Name of financing entity	Overdraft currency	overdraft balance at balance sheet date in '000		Interest	Maturity	Collateral/ security
		in foreign currency	in PLN			
Bank Zachodni S.A. O/Polkowice	PLN	-	10 338	WIBOR 1M + 0.6% bank margin	31.05.2008	- receivables from an agreement on the supply of material to the Mining Divisions of KGHM from 01.03.2004, - registered pledge on inventories of finished products, goods for resale and materials with a value representing 1.3-times the amount of loan actually drawn, representing PLN 15 600 thousand if the maximum amount is drawn, - transfer of rights under property insurance agreement (assignment of rights under insurance policy against fire and other accidents for PLN 15 600 thousand and an insurance policy against theft with breaking, entering and robbery, PLN 150 thousand), - proxy rights to the bank account in Raiffeisen Bank Polska S.A.
Raiffeisen Bank Polska S.A. O/Wrocław	PLN	-	4 622	WIBOR 1W + 0.6% bank margin	30.06.2008	- receivables from companies in the maximum amount of PLN 6 000 thousand, - registered pledge on inventories - assignment of rights under inventories insurance policy, - authorization for the Bank to discharge liabilities to the Bank from funds in the current account and other accounts kept by the Bank
ING Bank Śląski S.A. O/Wrocław	PLN	-	1 476	WIBOR 1M + 0.4% bank margin	26.06.2008	- contingent assignment of receivables from the Lubin Mine with a value not lower than PLN 3 000 thousand
Raiffeisen Bank Polska S.A. O/Wrocław	PLN	-	1 915	WIBOR 1W + 2.5% bank margin	30.06.2008	- blank promissory note with a declaration of rights hereunder, - proxy rights to a bank account, - maximum mortgage on property to the amount of PLN 2 200 thousand, - assignment of rights under an insurance policy, - civil law guarantee of KGHM Ecoren S.A.
BRE Bank S.A. O/Wrocław	PLN	-	1 889	WIBOR 1M + 5.19% bank margin	28.03.2008	- blank promissory note with a declaration of rights hereunder, - proxy rights to a bank account
BZ WBK S.A. in Wrocław	PLN	-	600	WIBOR 1M + 0.9%	31.05.2008	- maximum mortgage on three properties and assignment of rights under an insurance policy, - pledge on receivables
Total overdraft facility		-	**20 840**			

Based on the contracts signed, the total value of overdraft facilities at 30 June 2007 amounted to PLN 40 889 thousand and USD 10 000 thousand.

(amounts in tables in '000 PLN unless otherwise indicated)

Non-current borrowings - ageing analysis

	from 1 to 3 years	from 3 to 5 years	over 5 years	Total
At 31 December 2006				
Non-current bank loans	111 691	-	-	111 691
Non-current loans	15 100	4 700	1 681	21 481
	126 791	**4 700**	**1 681**	**133 172**
At 30 June 2007				
Non-current bank loans	112 821	1 189	5 943	119 953
Non-current loans	10 400	6 400	1 682	18 482
	123 221	**7 589**	**7 625**	**138 435**

Finance lease liabilities

At 30 June 2007, the carrying amount of finance lease liabilities of the Group amounted to PLN 18 095 thousand. Due to its irregular nature, one of the agreements is described below.

The agreement with the State Treasury. The subject of this agreement is the granting of access by the State Treasury, for a fee, to geological information. This information was acquired in order to prepare a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. This license was granted in November 2004. Payments to the State Treasury are made in 10 equal instalments, payable on 30 June of each year. The final liability instalment will be settled on 30 June 2014. These are not interest-bearing liabilities, and were recognised at a discounted amount in the accounts of the Parent Entity. As the currency in which payments are realised is the EUR, there is exposure to currency risk due to changes in currency exchange rates at the date of payment. The carrying amount of liabilities under this agreement is PLN 16 213 thousand (EUR 4 305 thousand), while the carrying amount of the related intangible assets at the balance sheet date amounts to PLN 30 353 thousand (see note 8).

Finance lease liabilities

	At	
	30 June 2007	**31 December 2006**
Nominal value of minimum lease payments		
Up to one year	4 032	5 444
From one to five years	11 909	12 184
Over five years	5 573	8 505
Total finance lease liabilities - minimum lease payments	**21 514**	**26 133**
Future finance costs due to finance leases	3 419	3 401
Present value of minimum lease payments, of which:	**18 095**	**22 732**
Up to one year	3 876	5 336
From one to five years	10 130	10 884
Over five years	4 089	6 512
Total present value of minimum lease payments	**18 095**	**22 732**

(amounts in tables in '000 PLN unless otherwise indicated)

22. Deferred income tax – changes

	At 30 June 2007	At 31 December 2006
Surplus of deferred income tax assets over deferred income tax liabilities, at the beginning of the financial period, of which:	**195 980**	**235 599**
Deferred tax assets at the beginning of the financial period	**222 518**	**256 206**
Deferred tax liabilities at the beginning of the financial period	**26 538**	**20 607**
Takeover of a subsidiary	-	(3)
Charged to profit or loss (note 34)	-	-
Credited to profit or loss (note 34)	1 914	55 317
Decrease in equity (note 18)	(137 452)	(94 933)
Increase in equity (note 18)	-	-
Other changes	-	-
Surplus of deferred income tax assets over deferred income tax liabilities, at the end of the financial period, of which:	**60 442**	**195 980**
Deferred tax assets at the end of the financial period	**98 197**	**222 518**
Deferred tax liabilities at the end of the financial period	**37 755**	**26 538**

As presented in note 4 point 4.3 of these financial statements, the companies of the Group determine the expected probability of realisation of the deferred tax asset based on five-year financial plans and the forecasts of taxable profits included therein and based on the effectiveness of the forecasted results in the past. As at the date of these consolidated financial statements the Group companies are in the process of revising their future policies, as the work aimed at setting out the long-term time horizon for the probability of realising the deferred tax asset and preparing appropriate financial plans in order to better comply with IAS 12 will be completed in the second half of 2007.
It is expected that the effect of this change in policy on the financial data will be reflected in the annual consolidated financial statements at 31 December 2007.

Changes in the deferred tax assets/liabilities during the year (prior to accounting for offsetting their balances within the same tax jurisdictions) are as follows:

Deferred tax assets prior to offsetting with deferred tax liabilities

	At 1 January 2006 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 30 June 2006 based on the rate of 19%
Exchange rate differences	25 423	(2 748)	-	22 675
Interest	40	(21)	-	19
Provision for impairment of receivables	8 873	(1 809)	-	7 064
Short-term accruals for wages	38 462	4 235	-	42 697
Employee benefits (annual leave)	3 972	(170)	-	3 802
Provision for decommissioning of mines and other technological facilities	27 520	271	-	27 791
Measurement of forward transactions	65 180	47 031	-	112 211
Re-measurement of hedging instruments	234 986	(8 647)	232 917	459 256
Depreciation	8 785	895	-	9 680
Liabilities due to future employee benefits	55 076	2 050	-	57 126
Unpaid wages with surcharges	41 729	(11 239)	-	30 490
Other	150 541	(45 389)	-	105 152
Total	**660 587**	**(15 541)**	**232 917**	**877 963**

(amounts in tables in '000 PLN unless otherwise indicated)

	At 1 January 2006 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 31 December 2006 based on the rate of 19%
Exchange rate differences	25 423	(8 536)	-	16 887
Interest	40	(27)	-	13
Provision for impairment of receivables	8 873	(192)	-	8 681
Short-term accruals for wages	38 462	13 696	-	52 158
Employee benefits (annual leave)	3 972	841	-	4 813
Provision for decommissioning of mines and other technological facilities	27 520	(2 483)	-	25 037
Measurement of forward transactions	65 180	49 138	-	114 318
Re-measurement of hedging instruments	234 986	(12 848)	(96 275)	125 863
Depreciation	8 785	54 091	-	62 876
Liabilities due to future employee benefits	55 076	5 024	-	60 100
Unpaid wages with surcharges	41 729	6 760		48 489
Other	150 541	(50 441)	-	100 100
Total	**660 587**	**55 023**	**(96 275)**	**619 335**

	At 1 January 2007 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 30 June 2007 based on the rate of 19%
Exchange rate differences	16 887	(5 919)	-	10 968
Interest	13	180	-	193
Provision for impairment of receivables	8 681	7 043	-	15 724
Short-term accruals for wages	52 158	9 320	-	61 478
Employee benefits (annual leave)	4 813	174	-	4 987
Provision for decommissioning of mines and other technological facilities	25 037	3 654	-	28 691
Measurement of forward transactions	114 318	26 019	-	140 337
Re-measurement of hedging instruments	125 863	5 343	(117 619)	13 587
Depreciation	62 876	(5 401)	-	57 475
Liabilities due to future employee benefits	60 100	1 951	-	62 051
Unpaid wages with surcharges	48 489	(15 958)		32 531
Other	100 100	(46 939)	-	53 161
Total	**619 335**	**(20 533)**	**(117 619)**	**481 183**

The amount of deductible temporary differences and unused tax losses in respect of which the Group did not recognise deferred tax assets (due to the remote possibility of their being settled in future years) amounts to PLN 34 916 thousand (at 31 December 2006: PLN 375 571 thousand).

Tax losses which may be settled in future periods by reducing taxable profit amount to PLN 2 281 thousand (at 31 December 2006: PLN 13 729 thousand). These losses expire as follows: PLN 1 124 thousand in 2009 (in 2006: PLN 1 614 thousand); PLN 768 thousand in 2011 (in 2006: PLN 1 535 thousand) and PLN 389 thousand in 2012.

The Group created deferred tax assets whose realisation depends on the future generation of taxable profit in the amount exceeding gains arising from the reversal of taxable temporary differences in the amount of PLN 7 284 thousand (at 31 December 2006: PLN 55 341 thousand). The recognition of deferred tax assets was based on current, confirmed financial plans and on the current activities of the Group.

(amounts in tables in '000 PLN unless otherwise indicated)

Deferred tax liabilities prior to offsetting of deferred tax assets and liabilities

	At 1 January 2006 based on the rate of 19%	Takeover of a subsidiary	(Credited)/ Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 30 June 2006 based on the rate of 19%
Exchange rate differences	5 207	-	10 626	-	15 833
Interest	431	-	608	-	1 039
Measurement of forward transactions	50 587	-	26 554	-	77 141
Re-measurement of hedging instruments	1 571	-	(145)	-	1 426
Depreciation	169 255	-	19 498	-	188 753
Other	197 937	-	(66 512)	-	131 425
Total	**424 988**		**(9 371)**		**415 617**

	At 1 January 2006 based on the rate of 19%	Takeover of a subsidiary	(Credited)/ Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 31 December 2006 based on the rate of 19%
Exchange rate differences	5 207	-	4 016	-	9 223
Interest	431	-	447	-	878
Measurement of forward transactions	50 587	-	(4 129)	-	46 458
Re-measurement of hedging instruments	1 571	-	(670)	-	901
Depreciation	169 255	-	39 176	-	208 431
Other	197 937	3	(39 134)	(1 342)	157 464
Total	**424 988**	**3**	**(294)**	**(1 342)**	**423 355**

	At 1 January 2007 based on the rate of 19%	Takeover of a subsidiary	(Credited)/ Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 30 June 2007 based on the rate of 19%
Exchange rate differences	9 223	-	(5 608)	-	3 615
Interest	878	-	729	-	1 607
Measurement of forward transactions	46 458	-	8 398	-	54 856
Re-measurement of hedging instruments	901	-	(901)	20 114	20 114
Depreciation	208 431	-	101 782	-	310 213
Other	157 464	-	(126 847)	(281)	30 336
Total	**423 355**	**0**	**(22 447)**	**19 833**	**420 741**

(amounts in tables in '000 PLN unless otherwise indicated)

23. Employees benefits

A general description of the employee benefit plans is included in note 2, Main accounting principles applied, point 2.19.

Change in liabilities due to future employee benefits

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Other liabilities due to employee benefits
Present value of obligations - at 1 January 2006	**899 148**	**265 807**	**179 927**	**452 469**	**945**
Interest costs	19 889	5 309	3 809	10 771	-
Current service cost	15 329	6 188	4 362	4 779	-
Past service cost	-	-	-	-	-
Benefits paid	(38 210)	(8 837)	(11 792)	(16 856)	(725)
Actuarial gains/(losses)	18 700	(3 097)	5 503	16 294	-
Present value of obligations - at 30 June 2006	**914 856**	**265 370**	**181 809**	**467 457**	**220**
Past service cost unrecognised at the balance sheet date	(13 490)	-	(13 490)	-	-
Carrying amount of liabilities - at 30 June 2006	**901 366**	**265 370**	**168 319**	**467 457**	**220**
of which:					
Carrying amount of non-current liabilities	**832 922**	236 405	153 425	443 092	-
Carrying amount of current liabilities	**68 444**	28 965	14 894	24 365	220

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Other liabilities due to employee benefits
Present value of obligations - at 1 January 2006	**899 148**	**265 807**	**179 927**	**452 469**	**945**
Interest costs	42 685	12 564	8 466	21 655	-
Current service cost	36 192	16 229	10 361	9 552	50
Past service cost	255	9	246	-	-
Benefits paid	(71 944)	(31 136)	(18 341)	(21 742)	(725)
Actuarial gains/(losses)	43 864	24 042	11 618	8 204	-
Present value of obligations - at 31 December 2006	**950 200**	**287 515**	**192 277**	**470 138**	**270**
Past service cost unrecognised at the balance sheet date	(12 647)	-	(12 647)	-	-
Carrying amount of liabilities - at 31 December 2006	**937 553**	**287 515**	**179 630**	**470 138**	**270**
of which:					
Carrying amount of non-current liabilities	**864 950**	255 986	163 383	445 581	-
Carrying amount of current liabilities	**72 603**	31 529	16 247	24 557	270

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Other liabilities due to employee benefits
Present value of obligations - at 1 January 2007	**950 200**	**287 515**	**192 277**	**470 138**	**270**
Interest costs	20 591	5 629	4 012	10 950	-
Current service cost	16 489	6 825	4 770	4 894	-
Past service cost	-	-	-	-	-
Benefits paid	(40 018)	(9 464)	(12 400)	(18 154)	-
Actuarial gains/(losses)	10 814	(9 348)	926	19 236	-
Present value of obligations - at 30 June 2007	**958 076**	**281 157**	**189 585**	**487 064**	**270**
Past service cost unrecognised at the balance sheet date	(11 804)	-	(11 804)	-	-
Carrying amount of liabilities - at 30 June 2007	**946 272**	**281 157**	**177 781**	**487 064**	**270**
of which:					
Carrying amount of non-current liabilities	**871 268**	249 018	160 934	461 291	25
Carrying amount of current liabilities	**75 004**	32 139	16 847	25 773	245

(amounts in tables in '000 PLN unless otherwise indicated)

Total costs recognised in the income statement due to future employee benefits

	At	
Total costs recognised in the income statement	**30 June 2007**	**31 December 2006**
Current service cost	16 489	36 192
Interest costs	20 591	42 685
Actuarial losses	10 814	43 864
Past service cost	843	1 942
	48 737	**124 683**

The change in actuarial losses is caused by a change in assumptions as respects the increase in the discount rate, increases in coal prices and increases in wages.

For purposes of re-measuring the provision at the end of the current period, the Group assumed parameters based on available forecasts of inflation, an analysis of increases in coal prices and in the lowest wage, and also based on the anticipated profitability of highly-liquid securities.

Main actuarial assumptions:	**2007**	**2008**	**2009**	**2010 and beyond**
- discount rate	4.50%	4.80%	5.00%	5.00%
- rate of increase in coal prices	0.00%	2.70%	3.00%	3.00%
- rate of increase in the lowest wage	0.00%	3.70%	4.00%	4.00%
- expected inflation	2.60%	2.70%	3.00%	3.00%
- future expected increase in wages	0.00%	3.70%	4.00%	4.00%

24. Provisions for other liabilities and charges

Change in provisions for liabilities

	TOTAL	**Decommissioning costs of mines and other technological facilities**	**Costs of scrapping property, plant and equipment and assets under construction**	**Disputed issues and court proceedings**	**Other provisions**
Provisions at 1 January 2006	**529 779**	**378 973**	**6 958**	**23 348**	**120 500**
Provisions recognised	33 502	34	-	1 917	31 551
Changes due to update of estimates	22 528	22 143	-	-	385
Changes due to approach of the date to discharge liabilities (unwinding of the discount effect)	8 217	8 217	-	-	-
Utilisation of provisions	(7 579)	(1 478)	-	(723)	(5 378)
Release of provisions	(8 754)	-	(11)	(864)	(7 879)
Amounts transferred to Mine Closure Fund	(4 917)	(4 917)	-	-	-
Other	3 172	3 611	(1 235)	13	783
Provisions at 30 June 2006	**575 948**	**406 583**	**5 712**	**23 691**	**139 962**
of which:					
Non-current provisions	**436 155**	**399 999**	**4 363**	**-**	**31 793**
Current provisions	**139 793**	**6 584**	**1 349**	**23 691**	**108 169**

(amounts in tables in '000 PLN unless otherwise indicated)

	TOTAL	Decommissioning costs of mines and other technological facilities	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2006	**529 779**	**378 973**	**6 958**	**23 348**	**120 500**
Provisions recognised	52 063	67	733	13 115	38 148
Changes due to update of estimates	73 573	73 956	-	-	(383)
Changes due to approach of the date to discharge liabilities (unwinding of the discount effect)	20 323	19 708	-	-	615
Utilisation of provisions	(53 666)	(3 337)	(2 334)	(12 960)	(35 035)
Release of provisions	(14 001)	-	(70)	(3 969)	(9 962)
Amounts transferred to Mine Closure Fund	(9 833)	(9 833)	-	-	-
Other	(33 454)	-	-	5	(33 459)
Provisions at 31 December 2006	**564 784**	**459 534**	**5 287**	**19 539**	**80 424**
of which:					
Non-current provisions	**488 827**	**452 335**	**0**	**22**	**36 470**
Current provisions	**75 957**	**7 199**	**5 287**	**19 517**	**43 954**

	TOTAL	Decommissioning costs of mines and other technological facilities	Costs of scrapping property, plant and equipment and assets under construction	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007	**564 784**	**459 534**	**5 287**	**19 539**	**80 424**
Provisions recognised	2 339	33	-	215	2 091
Changes due to update of estimates	72 134	73 583	-	-	(1 449)
Changes due to approach of the date to discharge liabilities (unwinding of the discount effect)	12 105	11 539	-	-	566
Utilisation of provisions	(20 163)	(1 223)	(40)	(179)	(18 721)
Release of provisions	(1 854)	-	(54)	(241)	(1 559)
Amounts transferred to Mine Closure Fund	(6 092)	(6 092)	-	-	-
Other	(929)	-	-	(32)	(897)
Provisions at 30 June 2007	**622 324**	**537 374**	**5 193**	**19 302**	**60 455**
of which:					
Non-current provisions	**564 843**	**530 898**			**33 945**
Current provisions	**57 481**	**6 476**	**5 193**	**19 302**	**26 510**

The Group recognises provisions for decommissioning costs of mines and other technological facilities based on principles described in note 2, point 2.18.
At 30 June 2007 the balance of the provision amounted to PLN 530 374 thousand (at 31 December 2006 the balance of the provision amounted to PLN 459 534 thousand). It is expected that these costs will be incurred until the year 2047. The provision was estimated assuming the use of existing technology for the decommissioning of mining facilities, based on current prices with a discount rate of 2.6%.

Provisions for litigation proceedings mainly relate to:

- litigation proceedings in process due to deterioration of water supplies caused by the activities of the ZG "Konrad" mine in the amount of PLN 11 839 thousand (at 31 December 2006 the balance of the provision was PLN 11 839 thousand);
- litigation proceedings concerning payment of receivables resulting from an increase in the price for the services provided following termination of a forwarding agreement in the amount of PLN 2 680 thousand (at 31 December 2006, the balance of the provision was PLN 2 532 thousand);
- asserting copyright in the amount of PLN 2 982 thousand for the use of an invention.

Other provisions relate among others to:

- provisions for liabilities in excise tax due to the result of a tax audit in the amount of PLN 12 478 thousand (at 31 December 2006, the liability amounted to PLN 20 410 thousand);
- provisions for expenditures due to agreements signed in previous years with local government bodies. Liabilities being outcome of the above at 30 June 2007 amounted to PLN 28 163 thousand (at 31 December 2006: PLN 30 458 thousand);
- provisions for future liabilities due to property tax on underground mining facilities in the amount of PLN 2 975 thousand (at 31 December 2006: PLN 10 373 thousand).

(amounts in tables in '000 PLN unless otherwise indicated)

25. Non-current assets held for sale

	At 30 June 2007	At 31 December 2006
Non-current assets held for sale		
Property, plant and equipment	297	1 404
Investment property	-	23 103
	297	**24 507**

Non-current assets held for sale include a gas distribution network owned by KGHM Polska Miedź S.A. (segment I) in the amount of PLN 254 thousand, for which a written tender was announced. The remaining amount of PLN 43 thousand represents the non-current assets of DIALOG S.A. (segment II). It is expected that sales transactions of non-current assets held for sale will be realised in the third quarter of 2007.

26. Impairment losses on property, plant and equipment

Impairment losses by asset class during the financial period from 1 January to 30 June 2007

	Impairment loss recognised	Impairment loss used
Land and buildings	-	59
Technical equipment and machinery	7	2 050
Vehicles	-	96
Assets under construction	19	19
Total	**26**	**2 224**

During the period from 1 January to 30 June 2007, there were no impairment losses reversed with respect to property, plant and equipment.

Impairment losses by segment during the financial period from 1 January to 30 June 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Total consolidated amount
Impairment loss recognised	7	19	-	**26**
Impairment loss reversed	-	-	-	-
Impairment loss used	700	1 428	96	**2 224**

Impairment losses on property, plant and equipment used in the manufacture of products or in the providing of services were recognised in the income statement as costs of sales. For other property, plant and equipment impairment losses were recognised in administrative expenses. Details on the principles of accounting for impairment losses applied by the Group are described in point 2.2.13 of note 2.

Impairment losses recognised in the first half of 2007 relate to property, plant and equipment which will not bring expected economic benefits.

(amounts in tables in '000 PLN unless otherwise indicated)

27. Sales

Net revenues from the sale of products, goods for resale and materials (by type of activity)

	For the period	
	from 1 January to 30 June 2007	**from 1 January to 30 June 2006**
- copper, precious metals, smelter by-products	5 862 199	5 484 634
- energy	16 828	19 730
- services	409 724	358 289
- mining machinery, transport vehicles for mining and other	9 173	4 720
- goods for resale	128 909	254 860
- wastes and materials	5 281	4 699
- other goods	35 224	49 125
Total	**6 467 338**	**6 176 057**

Net revenues from the sale of products, goods for resale and materials (by destination)

	For the period	
	from 1 January to 30 June 2007	**from 1 January to 30 June 2006**
domestic	**2 820 922**	**2 300 479**
- copper, precious metals, smelter by-products	2 247 310	1 798 487
- energy	16 828	19 730
- services	382 758	323 330
- mining machinery, transport vehicles for mining and other	8 954	3 332
- goods for resale	125 585	109 355
- wastes and materials	5 281	4 699
- other goods	34 206	41 546
export	**3 646 416**	**3 875 578**
- copper, precious metals, smelter by-products	3 614 889	3 686 147
- services	26 966	34 959
- mining machinery, transport vehicles for mining and other	219	1 388
- goods for resale and materials	3 324	145 505
- other goods	1 018	7 579
Total	**6 467 338**	**6 176 057**

(amounts in tables in '000 PLN unless otherwise indicated)

28. Costs by type

	For the period	
	from 1 January to 30 June 2007	from 1 January to 30 June 2006
Depreciation of property, plant and equipment and amortisation of intangible assets (notes 7, 8)	288 887	260 912
Employee benefit costs (note 29)	1 376 114	1 343 117
Materials and energy consumption	1 392 232	1 824 274
External services	627 054	640 358
Taxes and charges	160 408	155 052
Advertising costs and representation expenses	35 503	22 462
Property and personal insurance	9 845	11 876
Research and development costs not capitalised in intangible assets	237	1 480
Other costs, of which:	22 460	39 360
Impairment losses on property, plant and equipment and intangible assets (notes 7, 8)	7	554
Reversal of impairment losses on property, plant and equipment and intangible assets (notes 7, 8)	-	(24)
Write-down against inventories (note 15)	1 225	2 147
Provision for impairment of trade receivables (note 14)	7 170	6 587
Reversal of write-down against inventories (note 15)	(997)	(353)
Reversal of provision for impairment of trade receivables (note 14)	(15 019)	(6 834)
Other operating costs	30 074	37 283
Total costs by type	**3 912 740**	**4 298 891**
Cost of goods for resale and materials sold (+), of which:	106 183	205 434
Provision for impairment of receivables (note 14)	299	-
Reversal of provision for impairment of receivables (note 14)	(477)	-
Change in inventories of finished goods and work in progress (+/-)	238 422	(370 206)
Cost of manufacturing products for internal use (-)	(177 732)	(139 628)
Total cost of sales, selling and administrative costs	**4 079 613**	**3 994 491**

(amounts in tables in '000 PLN unless otherwise indicated)

29. Employee benefit costs

	For the period	
	from 1 January to 30 June 2007	from 1 January to 30 June 2006
Remuneration	1 026 899	973 301
Costs of social security and other benefits	340 496	353 266
Costs of future benefits (provisions) due to retirement benefits, jubilee awards and similar employee benefits	8 719	16 550
Employee benefit costs	**1 376 114**	**1 343 117**

30. Other operating income

	For the period	
	from 1 January to 30 June 2007	from 1 January to 30 June 2006
Income and gains from investments:	**86 828**	**44 205**
- income from interest on cash and cash equivalents and on monetary assets (up to 3 months)	51 878	36 544
- income from interest on receivables (including for default on payments)	3 427	7 048
- income from interest on securities, bonds, debt securities and bank deposits over 3 months	927	317
- income from interest on loans granted	40	50
- gains from realisation of available-for-sale financial assets	14 013	246
- gains from realisation of held-to-maturity investments	421	-
- gains from the disposal of investment property	16 122	-
Other interest	130	-
Gains from the measurement and realisation of traded derivative instruments	-	16 939
- including ineffective portion of gains from the measurement of hedging instruments used to hedge future cash flows	-	4 766
Exchange gains	-	33 469
Gains from disposal of intangible assets	-	90
Reversal of provision for impairment on available-for-sale financial assets	58	-
Reversal of provision for impairment on other receivables (note 14)	138	-
Government grants and other donations received	1 385	761
Release of unused provisions for matters under litigation proceedings	3 339	9 045
Penalties and compensation received	4 578	8 656
Other operating income/gains	9 385	2 648
Total other operating income	**105 841**	**115 813**

(amounts in tables in '000 PLN unless otherwise indicated)

31. Other operating costs

	For the period	
	from 1 January to 30 June 2007	from 1 January to 30 June 2006
Losses from the sale of property, plant and equipment and cost of liquidation of assets	647	3 258
Losses from the sale of intangible assets	809	-
Losses from the sale of shares in subsidiaries (note 19)	872	-
Losses from the measurement and realisation of derivative instruments	252 396	-
- including the ineffective portion of losses from the measurement of hedging instruments used to hedge cash flows	118 760	-
Decrease in the fair value of investment property (note 9)	6 036	-
Impairment losses on:		
- assets under construction (note 7)	19	135
- other receivables (note 14)	11 367	-
Exchange losses	50 975	-
Interest on overdue liabilities to suppliers and other financial liabilities (including budget liabilities)	4 687	3 921
Donations granted	6 605	5 156
Recognised provisions for litigation	17 564	36 076
Penalties and compensation paid	3 200	2 105
Losses from the resale of services, reinvoiced payments	-	44
Adjustments to property tax	-	940
Other operating costs/losses	11 903	11 933
Total other operating costs	**367 080**	**63 568**

32. Net finance costs

	For the period	
	from 1 January to 30 June 2007	from 1 January to 30 June 2006
Interest expenses:	**4 336**	**3 411**
- on bank loans and loans	4 193	2 498
- due to finance leases	143	913
Net exchange (gains)/losses on borrowings	(1 181)	155
Changes in provisions due to approach of the date to discharge liabilities (unwinding of the discount effect)	12 105	9 332
Other net finance costs	(48)	482
Total net finance costs	**15 212**	**13 380**

(amounts in tables in '000 PLN unless otherwise indicated)

33. Share of profits/losses of associates accounted for using the equity method

	For the period	
	from 1 January to 30 June 2007	**from 1 January to 30 June 2007**
Share of profits of associates	122 430	99 841
Share of losses of associates	-	-
TOTAL	**122 430**	**99 841**

34. Income tax

	For the period	
Income tax	**from 1 January to 30 June 2007**	**from 1 January to 30 June 2006**
Current income tax	416 542	432 847
Adjustments to current income tax for prior periods	7 050	(117)
Deferred income tax (note 22)	(1 914)	6 170
Total	**421 679**	**438 900**

The tax on the Group's profit before tax differs from the theoretical amount that would arise if the weighted average tax rate applicable to profits of the consolidated companies had been used.

	For the period	
	from 1 January to 30 June 2007	**from 1 January to 30 June 2006**
Profit before tax	2 233 704	2 320 272
Tax calculated using the domestic rates applicable to incomes in individual countries is 19.21% (half-year 2006: 19.17%)	429 203	444 720
Not taxable income	(160 403)	(309 630)
Expenses not deductible for income tax purposes	149 926	316 979
Utilisation of previously-unrecognised tax losses	(5 297)	(14 126)
Tax losses on which deferred tax assets were not recognised	987	1 074
Deductible temporary differences on which deferred tax assets were not recognised	213	-
Adjustments to current income tax for prior periods	7 050	(117)
Income tax expense the average income tax rate applied was 18.88% (half-year 2006: 18.92%)	**421 679**	**438 900**

35. Earnings per share

Basic earnings/diluted earnings	For the period from 1 January to 30 June 2007	For the period from 1 January to 30 June 2006
Profit attributable to shareholders of the Parent Entity	1 811 718	1 881 002
Weighted average number of ordinary shares ('000)	200 000	200 000
Basic/diluted earnings per share (PLN/share)	9.06	9.41

There are no dilutive potential ordinary shares.

36. Dividend paid and proposed for payment

In accordance with the statutes of the Parent Entity, distributable profit is the profit from the separate financial statements of KGHM Polska Miedź S.A.

The dividend for 2005, in the amount of PLN 10.00 per share (PLN 2 000 000 thousand in total), was approved for payment by resolution no. 6/2006 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 14 June 2006.
The General Shareholders' Meeting set the rights to dividend date (record date) at 7 July 2006 and the dividend payment date at 2 August 2006. The dividend was paid on time.

The dividend for 2006 was approved for payment by resolution no. 39/2007 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 30 May 2007. The Extraordinary General Meeting of Shareholders of KGHM Polska Miedź S.A. dated 9 July 2007, by resolution no. 3/2007, carried out an accounting correction of the amount of approved dividends. The dividend for 2006 was set at PLN 16.97 per share (PLN 3 394 000 thousand in total).
The General Shareholders' Meeting set the rights to dividend date (record date) at 25 June 2007 and the dividend payment dates at 10 July 2007 in the amount of PLN 1 698 000 thousand, and 10 September 2007 in the amount of PLN 1 696 000 thousand.

On 7 August 2007, the Parent Entity was informed of a suit filed with the Regional Court in Legnica, Section VI (Economic) by the shareholder Ryszard Zbrzyzny, submitted to the Court on 25 July 2007, requesting the Court either to invalidate or to annul resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of a resolution no. 39/2007 of the Ordinary General Shareholders' Meeting dated 30 May 2007 on the appropriation of profit for the financial year 2006 and setting the right to dividend date and dividend payment dates, along with a request to safeguard the suit by issuing a court injunction prohibiting the Parent Entity from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand.

In connection with the above suit, the Regional Court in Legnica, Section VI (Economic), by a ruling dated 1 August 2007, agreed to safeguard the suit by prohibiting the defendant from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand. The Regional Court in Legnica has set 18 September 2007 as the date for hearing this matter. The Parent Entity has submitted an appeal against the ruling issued by the Regional Court in Legnica.

On 6 September 2007, the Court of Appeal in Wrocław dismissed the appeal of the KGHM Polska Miedź S.A. against a decision issued by the Regional Court in Legnica dated 1 August 2007 regarding prohibiting payment of the second tranche of the dividend in the amount of PLN 1 696 000 thousand which was to be made on 10 September 2007. The decision of the Court of Appeal in Wrocław is final and binding.
On 18 September 2007, the Regional Court in Legnica, Section VI (Economic), in its proceedings concerning the matter with the identification number Sygn. akt VI GC 45/07, issued a decision in which it ascertained the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of resolution no. 39/2007 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 on the appropriation of profit for the financial year 2006 and setting of the right to dividend date and dividend payment dates.

This decision is not final and binding.

On 10 October 2007, the law office of Sołtysiński & Szlęzak Kancelaria Radców Prawnych i Adwokatów Spółka Komandytowa in Warsaw acting as counsel to the Parent Entity submitted to the Court of Appeals in Wrocław an appeal against the decision issued by the Regional Court in Legnica, Section VI (Economic) dated 18 September 2007 concerning the matter with the identification number Sygn. akt VI GC 45/07, in which the court ascertained the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting dated 9 July 2007.

Therefore, remaining in force is the ruling of the Court dated 1 August 2007 on safeguarding the suit by prohibiting payment of the second tranche of the dividend in the amount of PLN 1 696 000 thousand.

(amounts in tables in '000 PLN unless otherwise indicated)

37. Cash generated from operating activities

	For the period	
	from 1 January to 30 June 2007	from 1 January to 30 June 2006
Profit for the period	**1 812 025**	**1 881 372**
Adjustments:		
Income tax from the income statement	421 679	438 900
Depreciation/amortisation	288 887	260 912
Losses on sales of property, plant and equipment and intangible assets	1 456	667
Gains on sales of financial assets	(13 562)	(406)
Gains on sales and change in the fair value of investment property	(10 086)	-
Impairment losses and reversals of impairment losses	(33)	1 603
Share of profits of associates accounted for using the equity method	(122 430)	(99 841)
Interest and share in profits (dividends)	3 763	3 040
Exchange losses	16 547	(52 460)
Change in provisions	8 031	54 665
Change in derivative instruments	(182 158)	(112 424)
Other adjustments	7 276	755
Changes in working capital:		
Inventories	2 236	(392 319)
Trade and other receivables	14 274	(546 377)
Trade and other payables	161 033	131 077
Cash generated from operating activities	**2 408 938**	**1 569 164**

Proceeds generated from sales of intangible assets and property, plant and equipment

	For the period	
	from 1 January to 30 June 2007	from 1 January to 30 June 2006
Net carrying amount of sold property, plant and equipment and intangible assets and costs related to disposal	12 351	4 735
Losses on sales of property, plant and equipment and intangible assets (including costs related to disposal of property, plant and equipment)	(1 441)	(1 233)
(Positive)/negative change in receivables due to sales	102	(75)
Proceeds from sales of property, plant and equipment	**11 012**	**3 427**

(amounts in tables in '000 PLN unless otherwise indicated)

38. Related party transactions

As the Polish State Treasury has control over KGHM Polska Miedź S.A. and is presumed to be *de facto* the "parent entity" of the Company, the State Treasury Companies (see the list of Companies at 31 December 2006) meet the definition of related entities. Turnover and balances with these entities have been reflected in the information presented in this note, in those items respecting other related entities.

	For the period from 1 January to 30 June 2007	
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**
- to associates	1 247	104
- to key management and supervisory personnel	18	-
- to other related entities*	33 188	666
Total sales to related entities	**34 453**	**770**

During the period from 1 January to 30 June 2007, no sales of property, plant and equipment, intangible assets and investment property to related entities of the Group were reported.

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group earned revenues (5 largest items) during the period from 1 January to 30 June 2007:

1. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	11 933
2. Zakłady Metalowe "MESKO" S.A.	5 718
3. Fabryka Przewodów Energetycznych S.A.	5 253
4. Huta Będzin S.A.	4 568
5. Kopalnia Soli "Wieliczka" S.A.	819

Sales to the above-mentioned entities represent around 84% of sales to the State Treasury subsidiaries. The remaining 16% represent revenues earned from 102 entities – the remaining clients of the Group related to the State Treasury.

	For the period from 1 January to 30 June 2006		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Sales of property, plant and equipment, intangible assets, investment property**
- to associates	1 249	273	-
- to key management, supervisory personnel	19	1	-
- to other related entities	34 938	4 297	45
Total sales to related entities	**36 206**	**4 571**	**45**

(amounts in tables in '000 PLN unless otherwise indicated)

For the period from 1 January to 30 June 2007

Purchases from related entities	Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property
- from associates	15 458	8 423	-
- from other related entities*	298 913	53 006	2 858
Total purchases from related entities	**314 371**	**61 429**	**2 858**

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group made purchases (5 largest items) during the period from 1 January to 30 June 2007:

1. EnergiaPro Koncern Energetyczny S.A.	253 335
2. Polskie Górnictwo Naftowe i Gazownictwo S.A.	37 775
3. Zakłady Koksownicze WAŁBRZYCH S.A.	18 494
4. "Stomil-Poznań" S.A.	8 112
5. PGNiG Przesył Sp. z o.o.	3 620

Purchases from the above-mentioned entities represent around 95% of purchases from the State Treasury subsidiaries. The remaining 5% represent purchases from 94 entities - the remaining clients of the Group related to the State Treasury.

For the period from 1 January to 30 June 2006

Purchases from related entities	Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property
- from associates	15 953	7 733	2
- from other related entities	246 607	53 738	1 873
Total purchases from related entities	**262 560**	**61 471**	**1 875**

(amounts in tables in '000 PLN unless otherwise indicated)

	For the period	
Remuneration of the Supervisory Board of the Parent Entity	**from 1 January to 30 June 2007**	**from 1 January to 30 June 2006**
Remuneration due to service in the Supervisory Board, salaries and other short-term employee benefits	529	496
Total	**529**	**496**

	For the period	
Remuneration of the Management Board of the Parent Entity	**from 1 January to 30 June 2007**	**from 1 January to 30 June 2006**
Salaries and other short-term employee benefits	2 194	2 801
Benefits due to termination of the employment relationship	442	235
Post-employment benefits	16	-
Total	**2 652**	**3 036**

	At	
Trade receivables from related entities	**30 June 2007**	**31 December 2006**
- from associates	291	271
- from key management, supervisory personnel	-	-
- from other related entities *	10 563	7 642
Total receivables from related entities	**10 854**	**7 913**

*State Treasury subsidiaries from whom the KGHM Polska Miedź S.A. Group at 30 June 2007 recognised receivables due to sales (5 largest items):

1. Zakłady Metalowe "MESKO" S.A.	3 344
2. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	1 423
3. Huta Będzin S.A.	745
4. Zakłady Górniczo-Hutnicze "BOLESŁAW" S.A.	527
5. Kopalnia Soli "Wieliczka" S.A.	113

Receivables from the above-mentioned entities represent around 87% of receivables from sales to the State Treasury subsidiaries. The remaining 13% represent receivables from sales earned from 51 entities - the remaining clients of the Group related to the State Treasury.

The amount of provision for impairment of receivables from related entities at the balance sheet date and the amount of provision concerning related entities taken to profit or loss during the period is insignificant from the point of view of the consolidated financial statements.

(amounts in tables in '000 PLN unless otherwise indicated)

	At	
Trade payables towards related entities	**30 June 2007**	**31 December 2006**
- towards associates	5 271	7 705
- towards other related entities *	64 428	57 895
Total liabilities towards related entities	**69 699**	**65 600**

*State Treasury subsidiaries towards which the KGHM Polska Miedź S.A. Group at 30 June 2007 recognised purchase liabilities (5 largest items):

1. EnergiaPro Koncern Energetyczny S.A.	51 655
2. "Stomil-Poznań" S.A.	2 079
3. Zakłady Koksownicze WAŁBRZYCH S.A.	1 313
4. PGNiG Przesył Sp. z o.o.	560
5. Zakłady Górniczo-Hutnicze "BOLESŁAW" S.A.	354

Liabilities towards the above-mentioned entities represent around 96% of liabilities due to purchases from the State Treasury subsidiaries. The remaining 4% represent liabilities towards 47 entities - the remaining clients of the Group related to the State Treasury.

In addition, entities of the KGHM Polska Miedź S.A Group make with the State Treasury settlements in respect of various types of taxes and charges. These transactions have been described in other notes of the financial statements.

	At	
	30 June 2007	**31 December 2006**
Guarantees received:	**75**	**-**
- from other related entities	75	-
Guarantees granted to:	**270**	**280**
- other related entities	270	280

(amounts in tables in '000 PLN unless otherwise indicated)

39. Off-balance sheet liabilities due to operating leases

Entities of the Group have entered into operating leases agreements related to the rental of office space, space serving radio and cable networks, mining machinery, vehicles and medical and IT equipment.

Total value of future minimum lease payments	At 30 June 2007	At 31 December 2006
Up to one year	21 660	24 216
From one to five years	60 862	81 856
Over five years	7 237	12 524
Total:	**89 759**	**118 596**

Lease payments recognised in profit or loss	For the period from 1 January to 30 June 2007	For the period from 1 January to 30 June 2006
Value of minimum lease payments	13 389	22 813

40. Contingent items and other off-balance sheet items

	At 30 June 2007	At 31 December 2006
Contingent receivables	**176 954**	**167 792**
- disputed State Budget issues	161 391	157 633
- guarantees received	15 563	10 154
- issues under litigation proceedings	-	5
Contingent liabilities	**718 986**	**780 941**
- promissory note liabilities	11 919	12 881
- guarantees granted	23 020	27 639
- issues under litigation proceedings	7 933	17 609
- contingent penalties	2 894	4 243
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	673 220	718 569
Off-balance sheet liabilities due to implementation rights, invention projects and other unrealised agreements	**14 614**	**30 537**

The value of contingent assets was determined based on estimates.

Information on execution of an agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A

On 10 March 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." (the "Agreement"). The signing of the Agreement was preceded by signing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposing of All Shares Held in Polkomtel S.A." between KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A., as shareholders in Polkomtel S.A.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) have obtained, in accordance with §12.14 of

(amounts in tables in '000 PLN unless otherwise indicated)

the Statute of Polkomtel S.A., the right to acquire a total of 4 019 780 shares held by TDC Mobile International A/S in Polkomtel S.A., in a proportion equal to the percentage of the shares held by each shareholder in Polkomtel S.A., other than the shares held by TDC Mobile International A/S. The purchase offer was delivered by TDC Mobile International A/S to the remaining shareholders on 8 February 2006. The Agreement has been executed in result of the execution of the acquisition right of KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. with respect to the shares referred to in the offer by TDC Mobile International A/S. There is a dispute between Vodafone Americas Inc. and TDC Mobile International A/S connected with this offer and in connection with such dispute the injunction of 24 February 2006 as described below has been instituted.

Pursuant to the Agreement, KGHM Polska Miedź S.A. may acquire 980 486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (the equivalent of PLN 832.72 pursuant to fixing rates list No 50/A/NBP/2006 of 10 March 2006), and an aggregate purchase price not exceeding EUR 209 863 223.44 (the equivalent of PLN 816 472 870.79). Upon KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. acquiring the shares pursuant to the Agreement, together with already-held shares, the said entities will hold in aggregate more than 75% of the total number of shares of Polkomtel S.A.

The parties agreed to vote at any General Meeting of the Polkomtel S.A. in favour of dividends distributed to the shareholders as allowed under the applicable laws from the retained net profits for years preceding 2005, 100% of the net profit of Polkomtel S.A. generated for years 2005 and 2006 and at least 50% of the net profit generated for any subsequent financial year. The amount of dividend paid out to the seller reduced by the interest on the maximum purchase price may result in the reduction of effective purchase price of shares.

The Agreement has been executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw on 24 February 2006 or absence of any other injunction instituted by any other judiciary authority (or any other measure of a similar nature) prohibiting a transfer of shares in Polkomtel S.A. covered by the Agreement by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers have the right not to purchase the shares of Polkomtel S.A. if by 10 March 2009 (or such other date as the parties may agree) the abovementioned condition precedent is not fulfilled, or until that date other circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase from TDC Mobile International A/S of the shares covered by the Agreement, as a result of which the Agreement shall terminate as of that date.

On 10 March 2006, Vodafone Americas Inc. filed a claim with the International Court of Arbitration of the Federal Chamber of Commerce in Vienna against six entities, naming TDC Mobile International A/S as the Principal Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders. As at the date of this report, this dispute has not yet reached a conclusion, and it is not possible to determine when these proceedings will be concluded, nor the outcome of these proceedings.

Contested State Budget issues

Legal regulations related to VAT and corporate income tax have been radically changed as compared to laws established prior to the economic and political transformation in Poland. The brief period of time in which the new tax system has been applied, and the lack of a continuous line of decisions in this regard, has resulted in a lack of harmony in existing laws. The appearance of divergent opinions with respect to the legal interpretation of tax laws, both within State bodies as well as between State and corporate bodies, has caused areas of ambiguity and conflict to arise. The settlement of taxation as well as other areas subject to regulation may be subject to audits by tax authorities, which are allowed by tax regulations to impose additional liabilities, interest and penalties.

The existence of these phenomena mean that tax risk in Poland is far greater than that in countries which enjoy a more unified and coherent system of taxation. Tax bodies, operating within their assigned spheres of competence, are authorised to conduct audits and to examine records relating to business transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge the Parent Entity with additional taxation as well as interest and penalties.

In the opinion of the Management Board, there are no existing circumstances which would indicate the possibility of the arising of significant additional tax liabilities.

Contingent receivables due to contested State Budget issues amounted at the balance sheet date to PLN 161 391 thousand. They are composed of:

- payment from net profit from a State-owned company for the years 1996-1997 of PLN 29 381 thousand – this matter has been sent to the Constitutional Tribunal,

(amounts in tables in '000 PLN unless otherwise indicated)

- personal income tax of PLN 2 580 thousand – this matter remains to be heard by the administrative court,

- the property tax on underground mining facilities of PLN 128 351 thousand. A complaint respecting the property tax has been sent to the Constitutional Tribunal. The decision of the Tribunal will represent the final resolution of the matter of taxation of underground mining facilities.

Important tax controls

At 30 June 2007, two tax audits have been conducted in the Parent Entity with respect to taxes. In the months of February and March 2006 employees of the Lower Silesia Tax Office in Wrocław conducted an inspection with respect to settlement with the State Treasury of the tax on goods and services (VAT) for the period from 1 December 2005 - 31 December 2005. On 19 June 2006 KGHM Polska Miedź S.A. received the Ruling of the Head of the Lower Silesia Tax Office in Wrocław, respecting the initiation of tax proceedings in this matter. At 30 June 2007, the Head of the Lower Silesia Tax Office had not yet issued a decision in this matter.

There exists the probability that the Head of the Lower Silesia Tax Office will issue a decision setting the amount of VAT liabilities for December 2006 as a result of an audit conducted in the first half of 2007. At 30 June 2007, the Head of the Lower Silesia Tax Office had not yet issued a decision in this matter.

During the period from December 2006 to the first half of 2007, the employees of the Tax Inspection Office in Wrocław, Section in Legnica conducted an audit in KGHM Polska Miedź S.A. with respect to "Auditing of the accuracy of the declared tax bases and of the correctness of the calculation and payment of taxation representing State budget income, as well as other amounts due to the Budget or State special funds for 2003". On 29 June 2007, the Director of the Tax Inspection Office in Wrocław, Section in Legnica issued a decision setting a liability of the Parent Entity at PLN 13 782 thousand.

Realisation of a contract with PGNiG

The two contracts which were signed on 1 December 2003 between PGNiG S.A. and „Energetyka" sp. z o.o. for the supply of gas to meet the need for generation of electricity and heating energy (with subsequent annexes) remain in force for both parties.

Due to the possible realisation of these contracts in their present form, the subsidiary „Energetyka" sp. z o. o. could potentially incur significant costs, which are difficult to estimate at the balance sheet date and whose arising could lead to the need for KGHM Polska Miedź S.A. to provide additional financing of this company.

The subsidiary „Energetyka" sp. z o.o. has developed a new program for the modernisation of its power-generating capacity resulting from current estimated energy demand by the divisions of KGHM Polska Miedź S.A. and its production costs.

As a result of implementation of this program, „Energetyka" sp. z o.o. is holding discussions with PGNiG S.A. with the participation of KGHM Polska Miedź S.A., aimed at adapting these contracts to the current energy demand of KGHM Polska Miedź S.A. and ensuring the profitability of this venture.

41. Employment structure

Average employment in the Group was as follows:

	For the period	
	from 1 January to 30 June 2007	**from 1 January to 31 December 2006**
White-collar workers	8 383	8 385
Blue-collar workers	19 047	18 544
Total:	**27 430**	**26 929**

(amounts in tables in '000 PLN unless otherwise indicated)

42. Social assets and Social Fund liabilities

The Social Fund Act dated 4 March 1994, with subsequent amendments, requires the companies whose employees' number (in terms of full-time equivalent) exceeds 20 to establish and run a Social Fund. The KGHM Polska Miedź S.A. Group creates such a Fund. The Funds' purpose is to subsidise the Group's social activity, loans to employees and other social expenditures.

The Group has netted the assets of the fund with the liabilities towards the fund, as these are not separate assets of the Group. At 30 June 2007, the net balance (Social Fund receivables) therefore amounts to PLN 382 thousand, at 31 December 2006 the net balance (Social Funds liabilities) amounted to PLN 6 689 thousand.

The composition and nature of assets, liabilities and costs related to the Social Fund are presented in the following tables:

	At	
Social assets and Social Fund liabilities	**30 June 2007**	**31 December 2006**
Loans granted to employees	88 674	80 150
Other receivables	1 299	124
Cash and cash equivalents	55 311	22 138
Social Fund liabilities	144 902	109 101
Net balance	**382**	**(6 689)**

The balance is settled in the following periods after refunding.

Transfers to the Social Fund during the financial period	83 508	134 626

43. Adjustment of prior period errors

In the first half of 2007, the following was carried out:

- an adjustment of a prior period error respecting a change in the interpretation of IAS 12 § 39 and § 42 respecting the recognition of deferred income tax liabilities on the measurement of investments in associated entities accounted for using the equity method and an adjustment to depreciation concerning differences in the measurement of property transferred as a contribution in kind from KGHM Polska Miedź S.A. to increase the share capital of the following subsidiaries: „Energetyka" sp. z o.o., POL-MIEDŹ TRANS Sp. z o.o. and „MIEDZIOWE CENTRUM ZDROWIA" S.A.

  These changes caused a decrease in profit for the first half of 2007 of PLN 13 847 thousand.

(amounts in tables in '000 PLN unless otherwise indicated)

Amount of adjustments in the statements presented in the prior periods

Item of financial statements	Amount presented in the annual report RS 2006	Amount of adjustments due to prior period errors	Amount after application of changes
Consolidated balance sheet - assets	x	**74 871**	x
Property, plant and equipment	6 005 298	26 249	6 031 547
Deferred tax assets	174 730	47 788	222 518
Non-current trade and other receivables – perpetual usufruct of land	13 481	834	14 315
Consolidated balance sheet - equity and liabilities	x	**74 871**	x
Retained earnings	6 648 838	69 725	6 718 563
Deferred tax liabilities	21 392	5 146	26 538
Consolidated income statement			
Costs of sales	(7 763 980)	5 816	(7 758 164)
Profit before income tax	4 211 121	5 816	4 216 937
Income tax expense	(701 118)	(46 914)	(748 032)
Profit for the period	**3 510 003**	**(41 098)**	**3 468 905**
Earnings per share attributable to the shareholders of the Parent Entity during the year (PLN per share)			
- basic/diluted	17.55	(0.21)	17.34

Item of financial statements	Amount presented in the half-year report PS 2006	Amount of adjustments due to prior period errors	Amount after application of changes
Consolidated balance sheet - assets	x	**48 629**	x
Property, plant and equipment	5 624 768	23 089	5 647 857
Deferred tax assets	462 680	24 810	487 490
Non-current trade and other receivables – perpetual usufruct of land	14 569	730	15 299
Consolidated balance sheet - equity and liabilities	x	**48 629**	x
Retained earnings	5 086 754	44 103	5 130 857
Deferred tax liabilities	20 376	4 526	24 902
Consolidated income statement			
Costs of sales	(3 570 275)	2 552	(3 567 723)
Profit before income tax	2 317 720	2 552	2 320 272
Income tax expense	(369 628)	(69 272)	(438 900)
Profit for the period	**1 948 092**	**(66 720)**	**1 881 372**
Earnings per share attributable to the shareholders of the Parent Entity during the year (PLN per share)			
- basic/diluted	9.74	(0.33)	9.41

44. Government grants

The balance of government grants recognised in deferred income at 30 June 2007 is PLN 2 058 thousand (at 31 December 2006: PLN 2 115 thousand). The funds are from the European Union funds, as well as from other funds. These are cash grants received for the acquisition of property, plant and equipment, for the performance of development work, which result in capitalised intangible assets and for the subsidising of employee training.
The companies of the Group receive government grants also from the Voivodeship Fund for Environmental Protection and Water Management (Fundusz Ochrony Środowiska i Gospodarki Wodnej) in the form of preferential interest rates of loans, as well as annulment of loans.
The company of the Group - KGHM Cuprum Sp z o.o CBR as an R&D facility receives annually cash grants to finance its core business. The grant for 2007 amounts to PLN 890 thousand (in 2006: PLN 850 thousand).

(amounts in tables in '000 PLN unless otherwise indicated)

45. Subsequent events

Registration of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna

On 29 August 2007, the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register issued a decision on entering the following company into the Register of Entrepreneurs: KGHM LETIA Legnicki Park Technologiczny spółka akcyjna with its registered head office in Legnica.
The share capital of this newly-created entity amounts to PLN 20 000 thousand and is divided into 20 000 registered shares, series A, of PLN 1 000 each, and granting the same number of votes. KGHM Polska Miedź S.A. acquired 18 990 shares in this company with the total nominal amount of PLN 18 990 thousand, representing 94.95% of the share capital of this company and granting the same number of votes at the General Shareholders' Meeting. KGHM LETIA Legnicki Park Technologiczny spółka akcyjna was established on 2 July 2007.

Change in the distribution of profit for 2006

The Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. by a resolution dated 9 July 2007 carried out an accounting correction of resolution no. 39/2007 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. with respect to the distribution of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates, as follows:

1. The profit of KGHM Polska Miedź S.A. for financial year 2006 in the amount of PLN 3 395 130 thousand shall be appropriated in the following manner:
   - as a shareholders dividend PLN 3 394 000 thousand, representing PLN 16.97 per share
   - to supplementary capital PLN 1 130 thousand
2. The right to dividend date and dividend payment dates remained unchanged.

Dividend from PTR S.A.

On 20 July 2007, the Ordinary General Shareholders' Meeting of PTR S.A., convened on 29 June 2007, was resumed.
The resolutions passed by the AGM included, among others, the appropriation of profit for 2006.
In accordance with this resolution, an amount of PLN 3 334 thousand, i.e. PLN 0.0317 per share, was allocated from the profit of the company to be paid as dividend.
KGHM Polska Miedź S.A. received a dividend in the amount of PLN 396 thousand (12.5 million shares x PLN 0.0317) on 16 September 2007.

Registration of a change in the share capital of Avista Media Sp. z o.o. (formerly Tele Video Media Sp. z o.o.)

On 13 July 2007, a change in the share capital was registered by the Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court Register for Avista Media Sp. z o.o. (an indirect subsidiary of KGHM Polska Miedź S.A.) with its registered head office in Wrocław (formerly Tele Video Media Sp. z o.o. with its registered head office in Bielany Wrocławskie – the change in the name and registered head office were registered by the same ruling of the court).
The share capital of Avista Media Sp. z o.o. was increased by PLN 4 000 thousand through the creation of 8 000 shares with a face value of PLN 500 each. All of the new shares were acquired by DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.) at their face value, i.e. PLN 500 per share.
The new shares were paid for in cash on 28 June 2007. The carrying amount of the shares acquired is PLN 4 000 thousand. The shares acquired represent 40.00 % of the share capital of Avista Media Sp. z o.o. and grant the right to the same number of votes.
Currently the share capital of Avista Media Sp. z o.o. amounts to PLN 10 000 thousand and is divided into 20 000 shares with a value of PLN 500 each. The total number of votes arising from all issued shares after registration of this change in share capital is 20 000. After registration of this change in the share capital of Avista Media Sp. z o.o., 100% of the share capital of this company is owned by DIALOG S.A.

Increase in the share capital of „Zagłębie" Lubin SSA

On 30 July 2007, KGHM Polska Miedź S.A. and „Zagłębie" Lubin SSA (a subsidiary of KGHM Polska Miedź S.A.) signed an Agreement for the Acquisition of Shares of the company „Zagłębie" Lubin SSA. KGHM Polska Miedź S.A. acquired 100 thousand registered ordinary shares of the new issue, series „AE", having an issue price equal to the nominal value of PLN 1 000 per share.
The total increase in the share capital amounts to PLN 100 000 thousand. The carrying amount of the assets acquired is equal to their nominal value.
The shares will be paid for in cash in the following tranches:
1st tranche: PLN 25 000 thousand – by 30 September 2007,
2nd tranche: PLN 50 000 thousand – by 31 March 2008,
3rd tranche: PLN 25 000 thousand – by 30 June 2008.
The shares acquired by KGHM Polska Miedź S.A. represent 87.96% of the increased share capital of the company „Zagłębie" Lubin SSA.
After this increase, the share capital of „Zagłębie" Lubin SSA amounts to PLN 113 689 thousand and is divided into 113 689 ordinary shares with a nominal value of PLN 1 000 each. KGHM Polska Miedź S.A. owns 100% of shares, which is equal to the number of votes.
The funds obtained from this increase are to be used for the construction of a stadium.

(amounts in tables in '000 PLN unless otherwise indicated)

On 5 October 2007, the change in the share capital of „Zagłębie" Lubin SSA with its registered head office in Lubin was registered.

Filing of a suit to invalidate a resolution of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.

On 7 August 2007, the Parent Entity was informed of a suit filed with the Regional Court in Legnica, Section VI (Economic) by the shareholder Ryszard Zbrzyzny, submitted to the Court on 25 July 2007, requesting the Court either to invalidate or to annul resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of a resolution no. 39/2007 of the Ordinary General Shareholders' Meeting dated 30 May 2007 on the appropriation of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates, along with a request to safeguard the suit by issuing a court injunction prohibiting the Parent Entity from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand.
In connection with the above suit, the Regional Court in Legnica, Section VI (Economic), by a ruling dated 1 August 2007, agreed to safeguard the suit by prohibiting the defendant from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand. The Regional Court in Legnica has set 18 September 2007 as the date for hearing this matter.
The Parent Entity has submitted an appeal against the ruling issued by the Court.
On 6 September 2007, the Court of Appeal in Wrocław dismissed the appeal of KGHM Polska Miedź S.A. against a decision issued by the Regional Court in Legnica dated 1 August 2007 regarding prohibiting payment of the second tranche of the dividend in the amount of PLN 1 696 000 thousand which was to be made on 10 September 2007. The decision of the Court of Appeal in Wrocław is final and binding.
On 18 September 2007, the Regional Court in Legnica, Section VI (Economic), in its proceedings concerning the matter with the identification number Sygn. akt VI GC 45/07, issued a decision in which the court ascertained the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of resolution no. 39/2007 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 on the distribution of profit for the financial year 2006 and setting of the right to dividend date and dividend payment dates.
This decision is not final and binding.
On 10 October 2007, the law office of Sołtysiński & Szlęzak Kancelaria Radców Prawnych i Adwokatów Spółka Komandytowa in Warsaw acting as counsel to the Parent Entity submitted to the Court of Appeal in Wrocław an appeal against the decision issued by the Regional Court in Legnica, Section VI (Economic) dated 18 September 2007 concerning the matter with the identification number Sygn. akt VI GC 45/07, in which the court ascertained the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.
Therefore, remaining in force is the decision of the Court dated 1 August 2007 on safeguarding the suit by prohibiting payment of the second tranche of the dividend in the amount of PLN 1 696 000 thousand.

Adjusted budget for 2007

On 21 August 2007, the Management Board accepted the adjusted Budget for 2007. At the meeting on 30 August 2007, the Supervisory Board of the Parent Entity approved the adjusted Budget for 2007 submitted by the Management Board *(see point 3.3.10 of the Report on the activities of the Group - Forecast financial results of Group companies).*

Acquisition of shares of Polskie Centrum Promocji Miedzi spółka z o.o.

On 24 September 2007, KGHM Polska Miedź S.A. entered into four contracts, based on which it acquired shares of Polskie Centrum Promocji Miedzi spółka z o.o. („PCPM sp. z o.o.") with its registered head office in Wrocław (an indirect subsidiary of KGHM Polska Miedź S.A.) from entities of the KGHM Polska Miedź S.A. Group.
1. The Company acquired 26 shares of PCPM sp. z o.o. from KGHM Ecoren S.A., representing 74.286% of the share capital of PCPM sp. z o.o., for the total amount of PLN 239 thousand. The carrying amount of the shares of PCPM sp. z o.o. in the accounts of the selling entity is PLN 263 thousand;
2. The Company acquired 1 share of PCPM sp. z o.o. from each of the three companies: Walcownia Metali „Łabędy" S.A., KGHM Metraco S.A. and KGHM Cuprum sp. z o.o. – CBR, representing 2.857% of the share capital of PCPM sp. z o.o., for the total amount of PLN 9 thousand. The carrying amount of the shares of PCPM sp. z o.o. in the accounts of each of the selling entities is PLN 3 thousand (in total - 3 shares representing 8.571% of the share capital of PCPM sp. z o.o., for the amount of PLN 27 thousand, with a carrying amount in the accounts of the selling entities of PLN 9 thousand).
All of the shares acquired by KGHM Polska Miedź S.A. will be paid for in cash. The total nominal value of the 29 shares acquired is PLN 87 thousand, i.e. PLN 3 thousand each. The shares acquired represent 82.857% of the share capital of PCPM sp. z o.o. as well as the same number of votes. The transfer of ownership rights to the shares of PCPM sp. z o.o. to KGHM Polska Miedź S.A. took place 7 days after the signing of these contracts, i.e. on 1 October 2007. This transaction simplifies the structure of the KGHM Polska Miedź S.A. Group.

Registration of an increase in the share capital of MCZ S.A.

On 3 October 2007 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register for MIEDZIOWE CENTRUM ZDROWIA Spółka Akcyjna with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.).
The share capital of MIEDZIOWE CENTRUM ZDROWIA Spółka Akcyjna was increased by PLN 4 300 thousand through the issuance of 60 560 shares with a face value of PLN 71 each and after the increase amounts to PLN 51 118 thousand. All of the new shares were acquired by KGHM Polska Miedź S.A. and paid for in cash.

(amounts in tables in '000 PLN unless otherwise indicated)

Changes in the composition of the Supervisory Board

On 18 October 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. recalled Adam Łaganowski from the Supervisory Board, and simultaneously appointed Remigiusz Nowakowski and Leszek Jakubów to the Supervisory Board.

Annulment of a resolution regarding settlement of the effects of a hyperinflationary revaluation of share capital to be presented in the consolidated financial statements of the KGHM Polska Miedź S.A Group

On 18 October 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. annulled Resolution no. 31/2005 dated 15 June 2005 regarding settlement of the effects of a hyperinflationary revaluation of share capital to be presented in the consolidated financial statements of the KGHM Polska Miedź S.A. Group, prepared in accordance with the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS).

Decrease in the share capital of KGHM Polska Miedź S.A.

On 18 October 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. decreased the share capital of KGHM Polska Miedź S.A. presented in the separate financial statements of the Company and transferred of the funds accumulated in share capital to supplementary capital.

The General Shareholders' Meeting of KGHM Polska Miedź S.A. decreased the share capital of the Company - presented in the separate financial statements at the date of application of the International Financial Reporting Standards and at the date of preparation of the first half-year financial statements in accordance with IFRS, i.e. at 30 June 2007, in the amount of PLN 7 413 573 thousand after hyperinflationary revaluation – by the amount of PLN 5 413 573 thousand. Following this decrease, the amount of share capital remains at PLN 2 000 000 thousand. The General Shareholders' Meeting transferred the amount of PLN 5 413 573 thousand, being the amount by which the share capital was decreased, to the supplementary capital of the Company.

(amounts in tables in '000 PLN unless otherwise indicated)

EXEMPTION NUMBER: 82-4639

SIGNATURES

Signatures of all Members of the Management Board			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
18 October 2007	*Krzysztof Skóra*	President of the Management Board	
18 October 2007	*Maksymilian Bylicki*	I Vice President of the Management Board	
18 October 2007	*Marek Fusiński*	Vice President of the Management Board	
18 October 2007	*Stanisław Kot*	Vice President of the Management Board	
18 October 2007	*Ireneusz Reszczyński*	Vice President of the Management Board	

Signature of person responsible for company accounting			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
18 October 2007	*Ludmiła Mordylak*	Chief Accountant of KGHM Executive Director of Accounting Services Center	

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE ACTIVITIES OF THE GROUP IN THE FIRST HALF OF 2007

Lubin, October 2007

CONTENTS

1. The KGHM Polska Miedź S.A. Group Profile

1.1. Structure of the Group

The Parent Entity of the Group is KGHM Polska Miedź S.A.
At 30 June 2007, KGHM Polska Miedź S.A. owned, directly or indirectly, shares in 38 commercial law companies, including:

- in 28 subsidiaries,
- in 3 associates,
- in 7 other companies.

The equity investments of KGHM Polska Miedź S.A. in individual entities are shown in the diagram below.

Diagram 1. *Equity investments of KGHM Polska Miedź S.A. at 30 June 2007*


KGHM Polska Miedź S.A.
KGHM Ecoren S.A. 100%
PHP „MERCUS" sp. z o.o. 100%
KGHM Kupferhandelsges.m.b.H 100%
MCZ S.A. 100%
KGHM Polish Copper Ltd. 100%
DIALOG S.A. 100%
„Energetyka" sp. z o.o. 100%
KGHM CUPRUM sp. z o.o. - CBR 100%
CBJ sp. z o.o. 100%
PeBeKa S.A. 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
„Zagłębie" Lubin SSA 100%
KGHM CONGO S.P.R.L. 99.98%
KGHM Metraco S.A. 98.96%
TUW - CUPRUM 93.80%
MINOVA-KSANTE Spółka z o.o. 30%
Polkomtel S.A. 19.61%
PTR S.A. 11.88%
INTERFERIE S.A. 2.06%
PU „Mercus Serwis" Sp. z o.o. 100%
PHU „Lubinpex" Sp. z o.o. 100%
PHU „Mercus Bis" Sp. z o.o. 48%
TUW-CUPRUM 0.49%
Tele Video Media sp. z o.o.* 100%
Vivid.pl S.A. 100%
PCPM sp. z o.o. 2.86%
INTERFERIE S.A. 2.06%
TUW-CUPRUM 1.60%
Fabryka Maszyn i Urzadzeń "FAMAK" S.A. 0.06%
Ekstraklasa S.A. 5.80%
PCPM sp. z o.o. 2.86%
INOVA Spółka z o.o. 100%
WFP Hefra SA 97.52%
DFM ZANAM-LEGMET Sp. z o.o. 100%
AQUAKONRAD S.A. in bankruptcy 90.40%
PCPM sp. z o.o. 74.29%
INTERFERIE S.A. 61.55%
WM „ŁABĘDY" S.A. 88.92%
DKE Spółka z o.o. 50.33%
DOL-EKO organizacja odzysku S.A. 19.53%
Telewizja Familijna S.A. in bankruptcy 11.96%
TUW-CUPRUM 0.25%
Fabryka Maszyn i Urzadzeń "FAMAK" S.A. 0.11%
Walcownia Rur Jedność Sp. z o.o. 3.14%
TUW-CUPRUM 0.25%
Huta Stalowa Wola S.A. 0.003%
TUW-CUPRUM 0.49%
Walcownia Metali Nieżelaznych Sp. z o.o. 94.88%
PCPM sp. z o.o. 2.86%
Fabryka Maszyn i Urzadzeń "FAMAK" S.A. 0.01%
Huta Stalowa Wola S.A. 0.009%

* present name of the company AVISTA MEDIA sp. z o.o.

1.2. Parent Entity

KGHM Polska Miedź S.A. is registered in the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court Register, under KRS no. 23302. The shares of KGHM Polska Miedź S.A. are listed on the Warsaw Stock Exchange and, in the form of GDRs (Global Depositary Receipts), on the London Stock Exchange.
KGHM Polska Miedź S.A. has been in business since 12 September 1991. The legal antecedent of the Parent Entity was the State-owned enterprise, Kombinat Górniczo-Hutniczy Miedzi in Lubin, which was transformed into a State-owned, joint stock company pursuant to the provisions of the law dated 13 July 1990 on the privatisation of State-owned enterprises.

1.2.1. Share capital and ownership structure of the Parent Entity

During the first half of 2007, there were no changes in the share capital of KGHM Polska Miedź S.A. The share capital of the Parent Entity amounts to PLN 2 000 000 thousand and is divided into 200 million shares with a nominal value of PLN 10 each. Each share gives the right to one vote at the General Shareholders' Meeting of KGHM Polska Miedź S.A. There is no limitation to the transfer of ownership rights to the shares of the Parent Entity or with respect to the execution of voting rights attached to the shares of KGHM Polska Miedź S.A., other than those generally prescribed by the securities markets laws.
As at 30 June 2007, based on information provided to the Parent Entity by its shareholders, the only shareholder holding at least 5% of the total number of shares at the General Shareholders' Meeting of KGHM Polska Miedź S.A. was the Polish State Treasury, which owned 83 589 900 shares, representing 41.79% of the share capital of KGHM Polska Miedź S.A. and the same number of votes at the General Shareholders' Meeting. Compared to 31 December 2006, the share of the Polish State Treasury in the total number of votes at the General Shareholders' Meeting changed (decreased) by 2.5%, due to the transfer on 15 May 2007 of ownership to 5 000 000 shares of KGHM Polska Miedź S.A. to Kompania Węglowa S.A.

As at 30 June 2007, based on information held by KGHM Polska Miedź S.A., among management and supervisory personnel, only Ryszard Kurek - a member of the Supervisory Board - owned shares of KGHM Polska Miedź S.A. (10 shares with a total nominal value of PLN 100). The members of the Management Board and the remaining members of the Supervisory Board of KGHM Polska Miedź S.A. at 30 June 2007 did not own shares of the Parent Entity.

1.2.2. Bodies of the Parent Entity

Supervisory Board

During the period from 1 January 2007 to 11 April 2007, the 6th-term Supervisory Board of KGHM Polska Miedź S.A. was composed of the following persons:

- Adam Łaganowski — Chairman,
- Stanisław Andrzej Potycz — Deputy Chairman,
- Jan Sulmicki,
- Marcin Ślęzak,
- Jerzy Żyżyński

as well as the following employee-elected members:

- Józef Czyczerski — Secretary,
- Leszek Hajdacki,
- Ryszard Kurek.

On 11 April 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. recalled Jan Sulmicki from the Supervisory Board and appointed Adam Glapiński and Anna Mańk to the Supervisory Board.

Following these changes, the Supervisory Board was composed of the following persons:

- Adam Łaganowski — Chairman,
- Stanisław Andrzej Potycz — Deputy Chairman,
- Adam Glapiński,
- Anna Mańk,
- Marcin Ślęzak,
- Jerzy Żyżyński

as well as the following employee-elected members:

- Józef Czyczerski — Secretary,
- Leszek Hajdacki,
- Ryszard Kurek.

On 24 April 2007, Adam Łaganowski submitted his resignation from the position of Chairman. The Supervisory Board appointed Adam Glapiński to hold the function of Chairman.

On 10 July 2007, Adam Glapiński submitted his resignation from the position of member of the Supervisory Board.

Management Board

During the period from 1 January 2007 to 13 March 2007, the composition of the Management Board, and the respective division of duties, was as follows:

- Krzysztof Skóra — President of the Management Board,
- Maksymilian Bylicki — I Vice President of the Management Board for Development ,
- Marek Fusiński — Vice President of the Management Board for Finance,
- Stanisław Kot — Vice President of the Management Board for Smelting, who was also temporarily performing the rights and duties attributable to the Vice President of the Management Board for Mining,
- Ireneusz Reszczyński — Vice President of the Management Board for Trade.

On 13 March 2007, the Management Board of KGHM Polska Miedź S.A. passed a resolution concerning a change in the organisational structure of the Head Office. As a result, the division of duties amongst the Members of the Management Board is as follows:

- Krzysztof Skóra — President of the Management Board,
- Maksymilian Bylicki — I Vice President of the Management Board for Development,
- Marek Fusiński — Vice President of the Management Board for Finance,
- Stanisław Kot — Vice President of the Management Board for Production,
- Ireneusz Reszczyński — Vice President of the Management Board for Trade.

1.2.3. Remuneration in the Bodies of the Parent Entity

Information on the remuneration in the Bodies of the Parent Entity can be found in Note 38 of the financial statements for the first half of 2007.

1.2.4. Relations with the trade unions

On 3 January 2007, an agreement was signed with respect to wages along with Side Protocol No. 9 to the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A., which set out:

- new principles for payment of the additional annual bonus, making it conditional on the amount of net profit achieved by the Company,
- an additional annual bonus for 2006 of 14% of wages, and
- new principles for determining the wages increase index.

In addition, on 14 February 2007 a side protocol to the Collective Labour Agreement was entered into, which increased basic wages rates by 6%.

Negotiations on setting the 2007 wage increase index in KGHM Polska Miedź S.A. were not concluded by reaching an agreement with the trade unions. The wage increase indices were set by the Management Board as follows:

- 12.1% of average total wages
- 5.7% of average wages less the additional annual bonus

On 23 April 2007, the Copper Industry Trade Union (Związek Zawodowy Pracowników Przemysłu Miedziowego - ZZPPM) announced the existence of a collective dispute due to the Company's failure to satisfy the demands submitted by the trade union in March 2007. The trade union demanded, among others, changes in employee remuneration categories and an increase in the wages increase index to a minimum of 10%, an increase in contributions to the employee retirement plan to 7% and an additional transfer to the Social Fund of PLN 100 million.

Negotiations and mediation relating to this collective dispute, which were held in May and June 2007, concluded with the signing of a protocol of dispute. On 26 - 28 June 2007, the ZZPPM trade union held a strike referendum. The trade union announced that 50.48% of the workforce participated in the referendum (according to employer's observers, this figure was approx. 42%). On 9 July 2007, the trade union organised a picket in front of the Head Office to voice its protest. The trade union has not announced a strike.

1.3. Employment in the Group

The level and structure of employment in the KGHM Polska Miedź S.A. Group is presented below.

***Table 1.** Average employment in the period*

	2006	I-VI 2006	I-VI 2007	Change*
Total workers:	**26 929**	**26 772**	**27 430**	**102.5**
1) white collar	8 385	8 201	8 383	102.2
2) blue collar	18 544	18 571	19 047	102.6

** I-VI 2006 = 100*

The highest level of employment, at 17 869 persons, was in the Parent Entity. Among the remaining Group companies the highest average number of employees in the first half of 2007 was in:

- PeBeKa S.A. – 1 600 employees,
- POL – MIEDŹ TRANS Spółka z o.o. – 1 515 employees,
- DIALOG S.A. – 1 016 employees,
- DFM ZANAM – LEGMET Sp. z o.o. – 998 employees.

The largest increase in employment was in KGHM Ecoren S.A. (24.6%) and in PeBeKa S.A. (14.4%). This increase in employment was mainly in blue collar positions and was due to the need to meet increasing production tasks.

1.4. Activities of Group entities

The activities of the Group may be divided into three segments:

Segment I - metals (copper, precious metals), other smelting products – extraction, processing, production, trade and promotion;

Segment II - telecommunications,

Segment III - other sectors which comprise the activities of subsidiaries of the Group which are not included in segments I and II;

The table below lists the activities of companies by segment.

***Table 2.** Activities of significant Group companies, by segment*

Item	Entity	Type of activity
	Segment I	
1.	KGHM Polska Miedź S.A.	copper ore mining; the production of non-ferrous and precious metals and salt; the casting of light and non-ferrous metals; the management of waste; activities related to financial holding associations; geological-exploratory activities, research and technical analysis; professional rescue services; telecommunications and IT services
2.	KGHM CONGO S.P.R.L	copper and cobalt extraction services
3.	WMN sp. z o.o.	non-ferrous metals processing
4.	KGHM Polish Copper Ltd	copper trading
5.	KGHM Kupferhandelsges.m.b.H.	copper trading
6.	WM „ŁABĘDY" S.A.	trading in coal, grinding mediums used in the production of copper concentrate
7.	KGHM Metraco S.A.	trading of metals, chemicals, copper scrap

Segment II		
1.	DIALOG S.A.	telecommunications services
2.	Vivid.pl. SA	internet sales
3.	Tele Video Media Sp. z o.o. (since 13.07.2007 AVISTA MEDIA sp. z o.o.)	multimedia services
4.	Polkomtel S.A.	telecommunications services
Segment III		
1.	KGHM Ecoren S.A.	the production and sale of road-building materials and of rhenium compounds
2.	PeBeKa S.A.	construction of mines with infrastructure; building of roadway, railway and subway tunnels, underground construction
3.	DFM ZANAM-LEGMET Sp. z o.o.	production of mining machinery and equipment, construction machinery, machinery repairs
4.	„Energetyka" sp. z o.o.	generation, distribution and sale of electrical and heating energy, water-sewage management
5.	POL-MIEDŹ TRANS sp. z o.o.	railway cargo transport, passenger and cargo road transport, trade in fuels
6.	PHP „MERCUS" sp. z o.o.	trade in consumer goods, production of bundled electrical cables
7.	INTERFERIE S.A.	tourism services, including holiday resorts, health spas and hotels
8.	MCZ S.A.	medical services
9.	KGHM CUPRUM sp. z o.o. - CBR	R&D activities
10.	CBJ sp. z o.o.	research and chemical-physical analysis
11.	INOVA Spółka z o.o.	electrotechnics, attestation and expertise services, certification
12.	TUW-CUPRUM	mutual insurance services for its members
13.	DOL – EKO organizacja odzysku S.A.	management of non-metallic and metallic waste
14.	WFP Hefra SA	production and sale of rust-proof, silver-plated and semi-silver-plated table settings
15.	MINOVA-KSANTE Spółka z o.o.	production of resinous glues, xanthates, xanthenol
16.	PCPM sp. z o.o.	promotion of copper products
17.	„Zagłębie" Lubin SSA	management of a football club, organisation of professional sporting events
18.	PHU „Lubinpex" Sp. z o.o.	food industry and catering services

Presented below is information on the activities of significant entities of the Group.

SEGMENT I

KGHM Polska Miedź S.A.

The Parent Entity is one of the largest global producers of copper and silver. The resource base for KGHM Polska Miedź S.A. is a copper ore deposit of around 468 km^2, which is the largest in Europe and one of the largest in the world. The core business of the Company is the production of copper and silver. The copper is primarily acquired from copper ore, from which, following enrichment, copper concentrate is obtained, which is then processed in the smelters into anode copper. The electro-refining process produces refined copper of 99.99% purity. A by-product of the electro-refining process is anode slime, from which silver and gold are recovered.

KGHM Polish Copper Ltd.

This company conducts sales of the products of KGHM Polska Miedź S.A. through the London Metal Exchange, and is also involved in supplying smelting materials to KGHM Polska Miedź S.A. The activities of this company are strongly dependent on conditions on the metals market.

KGHM Kupferhandelsges.m.b.H.

This company trades in the products of KGHM Polska Miedź S.A. in southern Europe.

KGHM Metraco S.A.

KGHM Metraco S.A. is one of the strategic commercial companies of KGHM Polska Miedź S.A. It is involved in the supply of materials and minerals which guarantee the uninterrupted operation of KGHM Polska Miedź S.A. divisions and companies of the Group, as well as external sales of by-products of the core business of KGHM Polska Miedź S.A. In the first half of 2007, the company began sales of refined lead from KGHM Polska Miedź S.A. (previously crude lead was sold). Meeting the high quality demands for this product provides the opportunity to build a strong market position for this brand.

The activities of this company are closely linked to conditions on the metals market.

SEGMENT II

DIALOG S.A.

DIALOG S.A. operates in two telecom segments:

- the fixed-line voice segment (traditional voice services provided directly or indirectly, intelligent network services, additional VAS voice services); and
- the fixed-line network data transmission segment (data transmission, communications leases, and narrow and broadband Internet access using ground lines and radio).

DIALOG S.A. is one of the most important, apart from Netia and Exatel, alternative operators to TP S.A.

In terms of value, DIALOG S.A. holds approx. 3.9% of the fixed-line voice telephony market. The position of the company in the data transmission segment is somewhat weaker (approx. 1.5% of the market in terms of sales), although a rising trend may be seen in the volume of revenues generated by the company from its broadband Internet access and data transmission services. They also represent an increasingly-important place in the sales structure. This is in line with the directions of growth on the telecom market.
Conditions in the sector are varied, depending on the segment in question. The value of the fixed-line voice telephony segment in Poland is experiencing a downward trend, while the fixed-line data transmission segment is systematically increasing. DIALOG S.A. intends to compensate for the lost sales from voice services by increasing sales from the Internet access and data transmission segment. The development of services based on broadband Internet access (xDSL), VPN, communications leases and new multimedia offers (including internet television, video on demand) over the next several years will lead to a further dynamic increase in sales by DIALOG S.A. from the growing data transmission segment in fixed-line networks. Another significant source of revenues in 2007 and subsequent years should be voice telephony (WLR) and internet (BSA) services using infrastructure made available by TP S.A.

Diagram 2. *Forecast increase and rate of growth of the fixed-line voice segment in Poland*

Source: PMR Publications, 2006


16
14
12
10
8
6
4
2
0
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
-7.0%
-8.0%
-9.0%
14.14
13.21
12.25
11.28
10.75
-3.1%
-6.6%
-7.3%
-7.9%
-4.7%
2004
2005
2006
2007
2008
value of segment (bln PLN)
rate of change (%)

Diagram 3. *Forecast increase and rate of growth of the fixed-line data transmission segment in Poland*

Source: PMR Publications, 2006


6
5
4
3
2
1
0
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
3.48
3.87
4.39
4.98
5.59
16.9%
11.2%
13.4%
13.4%
12.2%
2004
2005
2006
2007
2008
value of segment (bln PLN)
rate of change (%)

Polkomtel S.A.

Polkomtel S.A. is a mobile telephone operator, offering its services under three brands: Plus, Simplus and Sami Swoi. Polkomtel is a pioneer in the introduction to the Polish market of innovative services utilising GSM technology: among others as the first to offer its customers multimedia messaging services (MMS), the possibility of audio short message services (SMS), and data transmission using GPRS and EDGE technology. In September 2004 Plus GSM, was the first operator in Poland to begin offering third-generation mobile telephone services, together with UMTS.
Polkomtel S.A. is the growth leader on the mobile telephone market, while the Plus and Simplus brands in 2006 were the fastest-growing brands on the market. In 2007 Polkomtel S.A. maintained its position as the leader of the corporate market and strengthened its position in the medium and small firm segment. In 2006 the Simplus brand became the leader of the pre-paid market. In terms of sales, in 2006 Polkomtel S.A. overtook Polska Telefonia Cyfrowa and nearly matched PTK Centertel (owner of the Orange brand).
In 2007 the company is continuing a strategy aimed at increasing its share of the mobile phone market. In 2007 demand for mobile phone services in Poland is continuing to show a rising trend, in both the voice services as well as the data transmission segment. The launch of a new operator under the Play brand as well as of virtual operators did not significantly affect the market share of the three dominant operators. The actions of the regulator (UKE) are aimed at increasing price competition on the market. This may lead to a certain fall, both in the margins achieved by operators, as well as in revenues from international calls, and consequently to a certain weakening of the rate of growth of the results of mobile phone network operators.

SEGMENT III

KGHM Ecoren S.A.

This company is primarily involved in the production and sale of road-building material, products recovered from limestone (powder, coarse stone, key aggregate, sorbates), ammonium perrhenate, metallic rhenium and slag granulate.

Road-building material
KGHM Ecoren S.A. sells its products in north-western Poland. Its share in the crushed material market (this group of products includes material produced by the company) is estimated at around 3%. The customers of the company include the largest road construction companies, such as Strabag and Skanska.
Forecasts of production and demand for road-building material indicate that a period of healthy demand should continue for around ten years. New motorway and expressway construction plans indicate that by the end of 2011, 700 km of new motorways and 1900 km of expressways will be built. In the near future construction will begin in terrain supplied by the company related to new sections of routes S3 and A18, and a new section connecting Zgorzelec with Bolesławiec and the A4 motorway.

Metals and their chemical compounds – rhenium
KGHM Ecoren S.A. is the only producer of ammonium perrhenate in Poland, and one of ten in the world. The company is experienced in the production and sale of ammonium perrhenate and is knowledgeable about further perspectives for metallic rhenium. In 2007 the company forecasts a significant increase in the production and sale of rhenium compounds.
Forecasts of demand and production of rhenium indicate that over the next several years demand for this metal should continue.

Slag granulate
Sales of slag granulate are aimed at producers of abrasives. Currently there are several entities on the Polish market who produce such materials, all of whom are customers of this company.

Due to the basic uses of this product, conditions in this sector primarily depend on the situation in the ship-building industry (this product is used to clean ship hulls and steel constructions).

Mineral recovery
On 1 March 2007, a Minerals Recovery Division was created within the structure of the company, involved in the recovery of copper and silver from the linings of the furnaces in the smelters. It primarily provides services to the entities of the KGHM Polska Miedź S.A. Group.

PeBeKa S.A.

This company is involved in:
- mining construction – this involves work on mine tunnels and shafts (including drifts; the building of shafts and foreshafts plus their outfitting);
- construction and engineering services – comprising general construction services, hydrotechnology, engineering and specialty services (including the construction of industrial facilities, tunnels and metro stations, and the construction and repair of pipelines).

PeBeKa S.A specialises in mine construction. It is the main supplier to KGHM of tunnel and shaft construction services.
It also plays a significant role in work associated with accessing the new deposit (Głogów Głęboki). With respect to mine work it also provides services to the German company Deutsche Steinkohle AG.
The company has built some of the stations and tunnels for the Warsaw Metro.

Forecasts continue to indicate dynamic growth of the construction sector in Poland. At the end of 2007, a 23 percent increase is expected, with experts predicting over the next five years a 13 - 20 percent rate of growth. Positive trend will be however accompanied by the increase in prices of materials and labour. The rate of these changes will be lower than in the case of forecasts of sector growth.
In the first half of 2007, there was a several tens of percentage increase in the prices of buildings. This data is confirmed by the offers of subcontractors.
In the sector described, PeBeKa S.A. operates primarily on the local market (LGOM) and in Warsaw on construction of the metro. In both of these markets it is one of the chief contractors.
The company is one of the leading contractors in Poland in the construction of underground tunnels (tunnel boring method, blasting method).

ZANAM-LEGMET Spółka z o.o.

This company is one of the largest producers of mining equipment in Poland, for use in methane-free, underground non-ferrous metals and salt mining tunnels. Among the products produced by the company which determine its market position are mining machinery (loaders, haulage rigs, drilling-roof bolting rigs, auxiliary machinery) as well as conveyor belts. In addition, the company produces castings, construction elements built on the base of submitted documentation, and renovates boilers, crushers, etc.
The company fulfils a strategic role for the core business of KGHM Polska Miedź S.A., as a significant supplier and servicer of mining machinery and equipment. Around 15-20 % of sales are to the foreign market. There exist significant growth opportunities in the Commonwealth of Independent States, related to the large influx of foreign capital to companies involved in mineral extraction.

„Energetyka" sp. z o.o.

The basic activities of the company are:
- the generation, distribution and sale of electricity,
- the generation, distribution and sale of heating energy, steam and hot water,
- the intake, purification and distribution of water, and
- the collection and treating of waste.

„Energetyka" sp. z o.o. is the largest producer of electricity in the former Legnica voivodeship. It is produced in conjunction with heat, all of which is supplied to KGHM Polska Miedź S.A. The company is one the largest producers of heat in western Poland and the largest in the former Legnica voivodeship.
With respect to water-sewage management, the company primarily serves industrial customers in the former Legnica voivodeship, and is the main supplier for the Divisions of KGHM Polska Miedź S.A. and companies of the Group. It also has a small share in the local market for individual customers.
„Energetyka" sp. z o.o. operates in an attractive sector with significant growth potential. Its strong position on the local market and the resources and know-how it possesses provide great opportunities for growth by expanding into new fields. On the other hand, rationalisation of heat consumption by its customers requires the modernisation of its production assets, and strict environmental standards force it to commence research into renewable energy sources.

POL-MIEDŹ TRANS Spółka z o.o.

The company offers complex services in railway and road transport and carries out wholesale and retail sales of oil-based products.

The company is among a group of entities which fulfil a strategic role for the core business of KGHM Polska Miedź S.A. - it is the leading source of railway and road transport, and is a direct supplier of fuels to the divisions.
The company holds 8th place in Poland with respect to commodities railway transport (criteria: transport in '000 km).
Over the last several years there has been a clear improvement in the development of the transport and logistics market in Poland. Forecasts indicate that the growth trend in this regard will continue. The company, to meet the demands of the market, intends to develop its railway transport capabilities, including an increased share in sales to the external market.

PHP „MERCUS" sp. z o.o.

The activities of the company comprise three main sectors:
- material logistics – mainly on behalf of the divisions of KGHM Polska Miedź S.A. and companies of the Group,
- production – bundled electrical cables and high-pressure hydraulic lines,
- wholesale and retail sales – department stores, warehouses.

The company fulfils a strategic role for KGHM Polska Miedź S.A., as a major supplier to the core business of machines, equipment, spare parts and materials. It has a firm position as a solid producer and supplier of bundled electrical cables. The last few years have brought a variety of changes to the bundled electrical cables market. Despite sharp competition and very poor conditions on the minerals market, the company is experiencing a large increase in sales. PHP „MERCUS" sp. z o.o. is a supplier of bundled electrical cables to customers such as ELECTROLUX and GENERAL ELECTRIC. Due to continued investments by the main producers of home appliances in Poland, the market for bundled electrical cables should remain at a favourable level.

KGHM CUPRUM sp. z o.o. – CBR

KGHM CUPRUM sp. z o.o. - CBR is engaged in research and development work in the following sectors: geology, mining, machinery, electronics and environmental protection. Its work comprises every stage of R&D work, from basic research to design, the evaluation of environmental impact, and feasibility analysis, to supervision of its execution.
The company is a contractor for R&D for most of the investment projects realised by KGHM Polska Miedź S.A. which are involved with the core business. The company stores the technical (geological) and technological documentation of KGHM Polska Miedź S.A.
The company holds a renowned position amongst Polish R&D institutions. In 2006 it was named as a category 2 entity under the classification of R&D entities (after several years of being listed under category 3).

CBJ spółka z o.o.

CBJ sp. z o.o. operates in the analytical services sector, mainly to serve the needs of the mining and non-ferrous metals smelting industries, with respect to research and physical-chemical analysis.
The company is the main provider of industrial research and analysis for the core business of KGHM Polska Miedź S.A.
The company holds the leading position in the sector of research and physical-chemical analysis for the copper ore mining and smelting industry.
Conditions in the sector in which the company operates are connected to the copper ore mining and smelting market. As respects other types of research and measurement, the markets experiencing the greatest growth are those of food research and research related to environmental protection. These are markets dominated mainly by supervisory institutions and by economic entities possessing their own laboratories. In Poland approx. 1500 various types of research laboratories are in operation, of which over 800 are accredited.

2. Activities of the KGHM Polska Miedź S.A. Group in the first half of 2007

2.1. Equity investments of the Parent Entity

Investments within the Group

In the first half of 2007, KGHM Polska Miedź S.A. realised equity investments in the total amount of PLN 34 726 thousand. These were based on increasing equity commitment in related entities, by acquiring shares in the increased share capital of these companies, and cash payments.

- **„Energetyka" sp. z o.o.**

  In March 2007 an increase in share capital was registered in the National Court Register for „Energetyka" sp. z o.o. in the amount of PLN 30 426 thousand. KGHM Polska Miedź S.A. acquired and paid for in cash all of the shares in the increased share capital. The purpose of this increase was to ensure that the company has sufficient funds for modernisation and preparatory works related to the expansion of power generation capacity, and for repayment of a loan to KGHM Polska Miedź S.A. in the amount of PLN 9 000 thousand.
  Following this increase the share capital of the company amounts to PLN 221 475 thousand. KGHM Polska Miedź S.A. owns 100% of the shares of the company.

- **MCZ S.A.**

  In May 2007 the Extraordinary General Shareholders' Meeting of „MIEDZIOWE CENTRUM ZDROWIA" S.A. resolved to increase the share capital of the company by PLN 4 300 thousand. KGHM Polska Miedź S.A. acquired all of the shares of the new issue. Cash payment for the shares was made in August 2007. The purpose of this increase was to provide the company with funds for an investment in medical equipment. The increase in share capital was registered in the National Court Register on 3 October 2007. Following this increase the share capital of the company amounts to PLN 51 118 thousand. KGHM Polska Miedź S.A. owns 100% of the shares of the company.

<u>**Other investments**</u>

In the first half of 2007, KGHM Polska Miedź S.A. continued to invest in the AIG Emerging Europe Infrastructure Fund. The fair value of the investment in this fund in the accounts of KGHM Polska Miedź S.A. at 30 June 2007 amounted to PLN 11 787 thousand.
In the first half of 2007, the Parent Entity received a total of PLN 10 640 thousand from the AIG fund, including due to:
- the redemption of shares PLN 3 065 thousand, and
- profit realised from the redemption of shares PLN 7 575 thousand.

The Parent Entity also paid a management fee of PLN 80 thousand.

2.2. Equity investments of other Group companies

<u>**Investments by DIALOG S.A. in subsidiaries**</u>

Tele Video Media Sp. z o.o. (since 13.07.2007 AVISTA MEDIA sp. z o.o.)

In June 2007 the Extraordinary General Shareholders' Meeting of Tele Video Media Sp. z o.o. resolved to increase the share capital of the company by PLN 4 000 thousand. All of the new shares in the increased share capital were acquired and paid for in cash by DIALOG S.A. The company designated the funds acquired from this increase for the purchase from DIALOG S.A. of an organised part of the company in the form of a Telecentre and for the purchase of additional, necessary equipment and tools related to the opening of a Telecentre within the company.
The share capital of Tele Video Media Sp. z o.o. after this increase amounts to PLN 10 000 thousand. Registration of this increase in share capital by the National Court Register took place on 13 July 2007. DIALOG S.A owns 100% of the shares of the company.
Simultaneously with this increase in share capital and its registration, the company changed its name from Tele Video Media Sp. z o.o. to AVISTA MEDIA Sp. z o.o.

Vivid.pl S.A.

In January 2007 DIALOG S.A. acquired from Sovereign Capital S.A. 10% of the shares of Vivid.pl S.A. having a nominal value of PLN 530 thousand, for the amount of PLN 528 thousand, thereby increasing its share in the company to 100%.
Acquisition of full control over Vivid.pl S.A. by DIALOG S.A. took place in 2006, as the result of the appointment by the then-owner - Sovereign Capital S.A. - of three persons from DIALOG S.A. to the four-person Supervisory Board of Vivid.pl S.A. As a result, DIALOG S.A. in its balance sheet at 31 December 2006 presented 100 % of the shares of Vivid.pl S.A. at cost, i.e. PLN 3 279 thousand. The decision to acquire Vivid.pl S.A. is a result of the strategy implemented by DIALOG S.A. assuming an expansion of its product assortment on the dynamically-growing e-commerce market.
In March 2007 an increase in share capital was registered by the National Court Register by Vivid.pl S.A. of PLN 1 000 thousand. DIALOG S.A. acquired and paid for in cash all of the shares in the increased share capital. The company designated the funds acquired from this increase for reducing its debt and financing its current activities. The share capital of Vivid.pl S.A. after this increase amounts to PLN 6 300 thousand.

2.3. Other significant events in the Group

<u>**Decreases of share capital**</u>

- In January 2007 a decrease in share capital was registered in the National Court Register by Warszawska Fabryka Platerów Hefra Spółka Akcyjna of PLN 28 705 thousand, through a decrease in the face value of its shares, from PLN 6.40 to PLN 0.70 per share. The funds arising from this decrease were allocated for the coverage of prior year losses in the amount of PLN 24 962 thousand, while the remaining amount of PLN 3 743 thousand was transferred to the supplementary capital of the company. The share capital of the company after this decrease is PLN 3 525 thousand.
  The owner of 97.52% of the shares of Warszawska Fabryka Platerów Hefra Spółka Akcyjna is KGHM Ecoren S.A.
- In March 2007 a decrease in share capital was registered in the National Court Register by KGHM Ecoren S.A. of PLN 10 052 thousand, through a decrease in the then face value of its shares, from PLN 10.00 to PLN 9.55 per share. KGHM Ecoren S.A. will transfer the amount arising from this decrease in

share capital in October 2007 to KGHM Polska Miedź S.A. The share capital of the company after this decrease is PLN 213 322 thousand.
The owner of 100% of the shares of KGHM Ecoren S.A. is KGHM Polska Miedź S.A.

Other changes

- In June 2007 the court registered an increase in the share capital of WM „ŁABĘDY" S.A. of PLN 30 936 thousand (a subsidiary of KGHM Ecoren S.A.). All of the shares in the increased share capital were acquired by KGHM Ecoren S.A. and covered by a contribution in kind in the form of 32 430 shares of Walcownia Metali Nieżelaznych Sp. z o.o. with a nominal value of PLN 25 944 thousand, representing 60.11% of the share capital of this company.
  The share capital of WM „ŁABĘDY" S.A. after this increase is PLN 54 704 thousand. As a result of this increase the interest of KGHM Ecoren in the company increased from 74.5% to 88.92%
  The transfer of ownership of the shares of Walcownia Metali Nieżelaznych Sp. z o.o. to WM „ŁABĘDY" S.A. took place in January 2007, based on an agreement entered into between KGHM Ecoren S.A. and WM „ŁABĘDY" S.A.
  Following the transfer of ownership of these shares, KGHM Ecoren S.A. owns no shares directly in Walcownia Metali Nieżelaznych Sp. z o.o., while the share of Walcownia Metali „Łabędy" S.A. in the share capital of this company increased from 34.77% to 94.88 %.
- In March 2007 KGHM Polska Miedź S.A. sold all of the shares it had owned of INFOMONITOR BIURO INFORAMCJI GOSPODARCZEJ S.A., i.e. 669 thousand shares with a total nominal value of PLN 669 thousand, representing 16.73% of the share capital of this company.
- In June 2007 the process of liquidating Energetyka Spółka Specjalnego Przeznaczenia in liquidation was completed. The company was removed from the National Court Register. The owner of 100% of the shares was „Energetyka" sp. z o.o.

2.4. Internal financing of Group companies by the Parent Entity

In the first half of 2007, KGHM Congo S.P.R.L. made use of financing in the form of loans granted by KGHM Polska Miedź S.A.
In April 2007 KGHM Congo S.P.R.L. repaid its final liabilities towards KGHM Polska Miedź S.A. in the amount of USD 200 thousand, due to a loan granted in 2005.
In June 2007 KGHM Congo S.P.R.L. entered into a new loan agreement with KGHM Polska Miedź S.A. in the amount of USD 800 thousand, for the coverage of investment expenditures related to the replacement of production capacity. This loan is to be repaid by May 2008.

In January 2007 „Energetyka" sp. z o.o. repaid a loan of PLN 9 000 thousand granted by KGHM Polska Miedź S.A. in the amount granted to the company in 2004. The loan was repaid from funds acquired through an increase in share capital.

2.5. Payment of dividends to the Parent Entity

In the first half of 2007, KGHM Polska Miedź S.A. received dividends from the following entities:

- Polkomtel S.A.	PLN 202 316 thousand,
- CBJ sp. z o.o.	PLN 2 000 thousand,
- MINOVA – KSANTE Spółka z o.o.	PLN 851 thousand.

2.6. Information on contracts of significance for the Group

In the first half of 2007, the following contracts of significance for the activities of the Group were entered into:

- a contract for the sale of 8 mm copper wire rod and oxygen-free copper rod Cu-OFE-8-Cl in 2007, signed on 8 January 2007 between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. The value of the contract is estimated to fall in the range from USD 556 783 thousand (PLN 1 658 546 thousand) to around USD 656 028 thousand (PLN 1 954 175 thousand). This estimated value, depending on the degree to which options are used, is based on the forecast copper price (based on the forward curve from 5 January 2007) and on the NBP rate from 8 January 2007.
- a contract for the sale of copper cathodes in 2007 signed on 18 January 2007 between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH. The value of the contract is estimated at USD 317 395 thousand, i.e. PLN 955 772 thousand. This estimated value is based on the forecast copper price (based on the forward curve) and on the NBP rates from 17 January 2007.
- a contract for the sale of copper cathodes in 2007 signed on 12 March 2007 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. in London (a subsidiary of KGHM Polska Miedź S.A.). The value of the contract is estimated at USD 265 937 thousand (PLN 784 701 thousand). This estimated value is based on the

forecast copper price (based on the forward curve) and on the NBP rate from 9 March 2007. The contract provides for contractual penalties for failure to execute payments on time.

2.7. Activities of major Group entities

Among the most important entities of the Group are:

- KGHM Polska Miedź S.A - the Parent Entity,
- Polkomtel S.A., in which KGHM Polska Miedź S.A. owns 19.61% of the share capital – consolidated using the equity method, and
- DIALOG S.A. – a subsidiary in which KGHM Polska Miedź S.A. owns 100% of the share capital. The results of this company have a direct impact on the consolidated financial statements of the KGHM Polska Miedź S.A. Group.

KGHM Polska Miedź S.A.

The financial results and description of activities of the Company for the first half of 2007 can be found in the KGHM Polska Miedź S.A. report published on 14 September 2007.

Polkomtel S.A.

At 30 June 2007, the carrying amount of the shares of Polkomtel S.A. in the financial statements of KGHM Polska Miedź S.A. is PLN 437 250 thousand.
The basic items of the company's income statement are presented below:

Table 3. *Financial results of Polkomtel S.A. ('000 PLN)*

	2006	I-VI 2006	I-VI 2007	Change*
Sales	7 359 014	3 541 124	3 758 796	106.1
Operating profit	1 477 088	680 110	836 759	123.0
EBITDA	2 486 493	1 184 094	1 366 033	115.4
Profit for the period	1 123 121	508 290	632 924	124.5

** I-VI 2006 = 100*

In July 2007 the company announced to the market that it had exceeded 13 million customers, which had put it in first place on the Polish mobile phone network operators.

On 29 March 2007, the Ordinary General Shareholders' Meeting of Polkomtel S.A. resolved to pay a total shareholders dividend of PLN 1 031 765 thousand. Of this amount, the company paid an interim dividend of PLN 253 380 thousand in March 2007 based on a resolution of the Supervisory Board of the company. The remaining amount of PLN 778 385 thousand was paid on 8 June 2007. KGHM Polska Miedź S.A. received a total amount proportional to its shares in the company, i.e. PLN 202 316 thousand.

As at the date of this report, the dispute between the shareholders of Polkomtel S.A. being heard before the Court of Arbitration in Vienna has not been resolved.

In December 2005 a group of financial institutions announced a bid for the purchase of the shares in TDC. As a result of the settlement of this bid, there was a change of control over this entity. Consequently, based on the statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.

As a result of the so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. obtained the right to acquire a total of 4 019 780 shares of Polkomtel S.A. held by TDC Mobile International A/S. On 10 March 2006, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." This agreement was described in detail in a current report dated 10 March 2006 and in the annual report for 2005.

On 10 March 2006, Vodafone Americas Inc. filed a claim with the International Court of Arbitration of the Federal Chamber of Commerce in Vienna against six entities, naming TDC Mobile International A/S as the Principal Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders. As at the date of this report, this dispute has not yet reached a conclusion. It is expected that the Court will announce its judgment in the fourth quarter of 2007. It is not possible to determine the outcome of these proceedings.

DIALOG S.A.

The carrying amount of the shares of DIALOG S.A. at 30 June 2007 in the financial statements of KGHM Polska Miedź S.A. is PLN 1 130 000 thousand.
The basic items of the company's income statement are presented below:

Table 4. *Financial results of DIALOG S.A. ('000 PLN)*

	2006	I-VI 2006*	I-VI 2007	Change**
Sales	500 959	250 246	241 793	96.6
Operating profit	29 835	35 598	27 331	76.8
EBITDA	121 496	80 500	75 483	93.8
Profit for the period	71 271	31 585	24 303	76.9

** The financial data for 2006 and for the period January-June 2006 are presented based on the separate financial statements of the company prepared under the Polish Accounting Act dated 29 September 1994.*
*** I-VI 2006 = 100*

The deterioration of the financial results of DIALOG S.A. was due to a decrease in sales caused by a lowering of prices for services and a reduction in the customer base, as well as an increase in costs related to gaining customers and implementing new services.

In accordance with the approved strategy and business plan of DIALOG S.A., apart from continuation of projects begun in 2006, the company expects to commence in the near future a variety of investment projects which together are aimed at increasing revenues and expanding the activities of the company, as well as improving its profitability. Thanks to an agreement entered into with TP S.A. the company commenced to sell its services beyond its own network by using the incumbent operator's network. The company will also expand its broadband Internet access services. At the end of June 2007 the company had 95.6 thousand subscribers using these services.

Strong competition from mobile phone operators means that DIALOG, like other fixed-line operators, is experiencing a fall in voice service subscribers. At the end of June 2007 the company had 406 thousand ringing lines, which was 9 thousand less than in the comparable period of 2006. In the first half of 2007 the company commenced sales of voice subscription services as an operator making use of the TP S.A. network (based on a so-called WLR (wholesale line rental) agreement), which will allow the company to increase its revenues from voice services.

On 22 February 2007, DIALOG S.A. finalised a transaction for the purchase of an organised part of an enterprise called E-wro. As part of this transaction, the company purchased an Ethernet technology network together with a base of 6.5 thousand subscribers with Internet access, along with other tangible and intangible assets. The purchase of this network increases the ability of DIALOG S.A. to provide modern services (e.g. interactive television).

2.8. Research and development

The highest expenditures in the Group for research and development projects (R&D projects) in the first half of 2007 were incurred by the Parent Entity. They amounted to PLN 914 thousand and were financed primarily by the internal funds of the Company.

Table 5. *R&D expenditures in the Parent Entity ('000 PLN)*

	2006	I-VI 2006*	I-VI 2007	Change*
Mining	3 670	678	786	115.9
Smelting	2 384	32	128	400.0
Total	**6 054**	**710**	**914**	**128.7**

** I-VI 2006 = 100*

The projects carried out by KGHM Polska Miedź S.A. are in line with the main directions of the Company's development as outlined in the Strategy of the Company, and involve the development and growth of the core business and diversification of activities.

In the first half of 2007 work carried out included:

- „Scenarios for the development of the copper ore and associated minerals extraction industry in Poland" - this subject is an element of the National Foresight Program,
- „Binding agent for the solidification of backfill mixes used in mines, containing tailings waste",
- Development of new technology for the processing of sandstone-carbonate copper ore - a subject being pursued by the Canadian firm SGS Lakefield in cooperation with KGHM CUPRUM Sp. z o.o. CBR in Wrocław, aimed at finding technology to improve the technological results achieved to date in the processing of copper ore.
- „Ensuring the safety of underground personnel by using evacuation chambers in a situation wherein the air becomes unbreathable".

KGHM CUPRUM sp. z o.o. - CBR is an entity of the Group whose basic activities involve research and development. The company is a contractor for most of the investment projects realised by KGHM Polska Miedź S.A. Among the most important tasks realised by the company in the first half of 2007 are:

- research into the development of a balanced method of exploiting black shales using biotechnology - within the 6th EU Framework Program BIOSHALE,
- "Foresight" program scenarios for the development of the brown coal processing industry within the Operating Program Sector financed by the Ministry of Science and Higher Education,
- scenarios for the development of the copper ore and associated minerals extraction industry in Poland - Foresight",
- studies into the use of geothermal energy from mine water,
- determination of the impact of rock structures and mineralised mine water on the geomechanical qualities of ceiling and floor rock in the copper ore deposit,
- development of new methods for evaluating seismic threats in underground mines,
- determination of the resistance of the shaft linings in the mines of the Company to static and dynamic influences from current and future mining.

Following are the achievements of the remaining entities of the Group in R&D.

CBJ sp. z o.o.
In the first half of 2007, the company implemented 36 new research methods used in physio-chemical analysis and research.

ZANAM-LEGMET Sp. z o.o.
In the first half of 2007, the company brought several new products into use, i.e.: an LKP-0803 loader, an SWKN-1HS self-propelled roof bolting vehicle, and a self-propelled SWT-3AMW transport vehicle. In addition, modernisation was made on the LKP-0901 and LKP-1601A loaders, on the SWW-1HS and SWKN-1/1A drilling and bolting vehicles, and on the SWON, SWPS 4 service vehicles.

KGHM Ecoren S.A.
In the first half of 2007, the company commissioned an installation for the production of ammonium perrhenate, enabling the recovery of rhenium compounds from tailings. Project assumptions were developed for extraction technology for the purification of crude nickel sulphate.

INOVA Spółka z o.o.
Among the most important R&D work carried out by the company in the first half of 2007 is the following:

- development of a concept for the digital analysis of the foam zone to optimise the floatation process,
- commencement of research into a new generation of miners lamps,
- commencement of research into a new generation of markers,
- development of a concept for new system of transformer stations,
- commencement of work on the iDOTRA personnel and machinery identification system.

2.9. Significant changes in organisation and management in the Group

KGHM Polska Miedź S.A.

On 13 March 2007, the organisational structure of KGHM Polska Miedź S.A. was changed, combining the functional areas of the Vice President for Mining and the Vice President for Smelting under a single Vice President for Production.

The responsibility for coordination and direct supervision of the smelting divisions of KGHM Polska Miedź S.A. was assigned to the General Director for Smelting, while the General Director for Mining was assigned responsibility for the mining divisions, the Ore Enrichment Plants and the Tailings Plant.

DIALOG S.A.

In the first half of 2007, work continued on changing the means of managing this company. Actions were taken aimed at further gradual transformation of the structure (verticalisation). These structural changes were aimed at eliminating differences in the way in which the same types of units or positions located in various places perform their duties. Unification will not only enable the effects achieved to be compared, but will also enable - through the elimination of „island" management - optimisation of human resource employment. One of the critical tasks enabling realisation of the above-mentioned assumptions was to grant greater rights and obligations to those persons managing particular units. These changes should enable better supervision of progress on work carried out with respect to strategic projects, and more precise monitoring of results – which is critical in terms of the decision to list on the stock market.

KGHM Ecoren S.A.

In the first half of 2007, the company consistently pursued the strategy accepted in 2006, whose basic goal is to transform the company from that of an investment fund to that of a company with a production-service profile. Two processes are taking place in the company:
- reducing the scale and scope of activities respecting equity supervision - preparing to dispose of financial assets (companies), and
- increasing the scale of activities focused on production, commerce, marketing and development.

These actions required the adaptation of the organisational structure and management system to meet new demands.
The most important changes in the organisational structure are:
- eliminating excess supervisory services, and transferring authority to a Vice President, who until then had been responsible for this area, over management of the production divisions (together with a change in the name of this position to Vice President for Production);
- elimination of the Investment Department and delegation of duties and responsibilities for investments to the production divisions (the Hydrometallurgical and Road-Building Materials Divisions);
- the creation within the functional area of the Vice President for Production of auxiliary services aiding the management of production and investment,
- the creation within the structure of KGHM Ecoren S.A. of a new Minerals Recovery Division, based on the assets acquired from the subsidiary INOVA Sp. z o.o. (the production line of the Ore Enrichment Division, whose end products are copper and silver concentrates).

In the first half of 2007, the company entered into a contract for the purchase and implementation of modules of the Microsoft Dynamice AX Standard IT System, aiding the management of various areas of the company's operations.

KGHM Metraco S.A.

At the beginning of 2007 the representative office of the Company in Prague was closed.

3. Financial position

3.1. Scope and nature of the data presented

Periods covered by the consolidated financial statements

The consolidated financial statements presented cover:
- the current period from 1 January to 30 June 2007,
- the comparative period from 1 January to 30 June 2006.

Entities consolidated

KGHM Polska Miedź S.A. - as the Parent Entity of the Group, fully consolidated 24 subsidiaries, while 2 associates were accounted for using the equity method:

- Polkomtel S.A.,
- MINOVA-KSANTE Spółka z o.o.

Polkomtel S.A., in which KGHM Polska Miedź S.A. owns a 19.61% interest is an associated entity which is accounted for using the equity method. The determination of significant influence is based on the fact that, in accordance with the shareholders agreement and the statutes of Polkomtel S.A., KGHM Polska Miedz S.A., through its representative on the Supervisory Board, has influence on resolutions related to the operating strategy of Polkomtel S.A., which in turn affects its operating and financial policies.

Audit of the financial statements

The entity entitled to audit the consolidated financial statements of the Parent Entity is Ernst & Young Audit sp. z o.o. with its registered head office in Warsaw.

This contract for the audit and review of the financial statements of the Parent Entity was signed on 30 April 2007. The contract applies to the review of half-year, and to the audit of the annual, financial statements, both separate and consolidated, for the years 2007, 2008 and 2009. Remuneration for the services rendered for each financial year is PLN 950 thousand.

Ernst & Young Audit sp. z o.o. was also selected to audit the financial statements for 2007 of the following subsidiaries:

1) KGHM Ecoren S.A. (separate and consolidated),
2) DIALOG S.A. (separate and consolidated),
3) „Energetyka" sp. z o.o.,
4) KGHM Metraco S.A.,
5) PeBeKa S.A.,
6) POL-MIEDŹ TRANS Sp. z o.o.,
7) ZANAM-LEGMET Sp. z o.o.,
8) WMN Sp. z o.o.,
9) „Zagłębie" Lubin SSA.

3.2. Balance sheet: assets

The structure of the assets of the KGHM Polska Miedź S.A. Group is dominated by the assets of the Parent Entity.

Table 6. *Consolidated balance sheet – Assets ('000 PLN)*

ASSETS	31 December 2006	30 June 2007	Structure	Change *
1	2	3	4	5
Non-current assets	**7 244 478**	**7 326 608**	**50.0%**	**101.1%**
Property, plant and equipment	6 031 547	6 239 429	42.6%	103.4%
Intangible assets	125 615	124 058	0.8%	98.8%
Investment property	18 853	12 817	0.1%	68.0%
Investments in associates	690 074	609 354	4.2%	88.3%
Deferred income tax assets	222 518	98 197	0.7%	44.1%
Available-for-sale financial assets	81 826	27 807	0.2%	34.0%
Held-to-maturity investments	32 213	42 268	0.3%	131.2%
Other investments	11 106	11 106	0.1%	100.0%
Derivative financial instruments	16 411	123 413	0.8%	752.0%
Trade and other receiveables	14 315	38 159	0.3%	266.6%
Current assets	**5 799 573**	**7 332 983**	**50.0%**	**126.4%**
Inventories	1 768 750	1 766 515	12.0%	99.9%
Trade and other receiveables	1 403 112	1 382 005	9.4%	98.5%
Receiveables due to current income tax	4 860	2 541	0.0%	52.3%
Available-for-sale financial assets	-	204 251	1.4%	x
Held-to-maturity investments	19 070	47 491	0.3%	249.0%
Derivative financial instruments	282 650	350 195	2.4%	123.9%
Cash and cash equivalents	2 321 131	3 579 985	24.4%	154.2%
Non-current assets held for sale	**24 507**	**297**	**0.0%**	**1.2%**
TOTAL ASSETS	**13 068 558**	**14 659 888**	**100.0%**	**112.2%**

** 31 December 2006 = 100*

In the first half of 2007, total assets increased by PLN 1 591 330 thousand, i.e. by 12.2%. Non-current assets show relatively little change. During the analysed period their value increased by 1.1%. The largest item of assets is property, plant and equipment. This item also shows the largest increase, i.e. by PLN 207 882 thousand. This is mainly in respect of investments related to development in the Parent Entity, such as construction of the SW-4 shaft and mine drifts to access the „Głogów Głęboki Przemysłowy" deposit. The largest rate of increase is shown by derivative financial instruments hedging copper and silver prices. Their value increased by PLN 107 002 thousand (652%). In non-current assets there was a significant decrease in

investments in associated entities (accounted for using the equity method) i.e. by PLN 80 720 thousand. This was due to a change in equity due to dividend payments (mainly respecting Polkomtel S.A.).

The increase in assets was mainly due to changes in current assets. The largest increase was in the item cash and cash equivalents, i.e. by PLN 1 258 854 thousand, and mainly relates to the Parent Entity. This is related to the good conditions on the copper market, enabling the generation of significant operating profits. KGHM Polska Miedź S.A. invested the funds acquired in short-term bank accounts, among others, in order to secure funds for the payment of a shareholder dividend. Available-for-sale financial assets (current) mainly represented shares in the investment funds, DWS Płynna Lokata Plus and KBC Gamma SFIO, which were reclassified at the end of the first quarter of 2007 from non-current to current assets.

3.3. Balance sheet: Equity and Liabilities

Table 7. *Consolidated balance sheet - Equity and liabilities ('000 PLN)*

EQUITY	31 December 2006	30 June 2007	Structure	Change *
1	2	3	4	5
EQUITY	**8 332 127**	**7 310 972**	**49.9%**	**87.7%**
Share capital	2 000 000	2 000 000	13.6%	100.0%
Other reserves	(431 161)	128 128	0.9%	x
Retained earnings	6 718 563	5 136 281	35.0%	76.4%
Equity attributable to shareholders of the Parent Entity	**8 287 402**	**7 264 409**	**49.6%**	**87.7%**
Minority interest	**44 725**	**46 563**	**0.3%**	**104.1%**
Non-current liabilities	**1 547 124**	**1 650 387**	**11.3%**	**106.7%**
Trade and other payables	15 361	23 867	0.2%	155.4%
Borrowings	150 568	152 654	1.0%	101.4%
Derivative financial instruments	880	-	0.0%	x
Deferred income tax liabilities	26 538	37 755	0.3%	142.3%
Liabilities due to employee benefits	864 950	871 268	5.9%	100.7%
Provisions for other liabilities and charges	488 827	564 843	3.9%	115.6%
Current liabilities	**3 186 005**	**5 698 529**	**38.9%**	**178.9%**
Trade and other payables	1 532 723	4 917 171	33.5%	320.8%
Borrowings	54 756	78 466	0.5%	143.3%
Current income tax liabilities	402 842	228 601	1.6%	56.7%
Derivative financial instruments	1 047 124	341 806	2.3%	32.6%
Liabilities due to employee benefits	72 603	75 004	0.5%	103.3%
Provisions for other liabilities and charges	75 957	57 481	0.4%	75.7%
TOTAL LIABILITIES	**4 733 129**	**7 348 916**	**50.1%**	**155.3%**
Liabilities associated with non-current assets held for sale	**3 302**	**-**	**0.0%**	**x**
TOTAL EQUITY AND LIABILITIES	**13 068 558**	**14 659 888**	**100.0%**	**112.2%**

** 31 December 2006 = 100*

In the first half of 2007, there occurred a decrease in equity, mainly due to changes in the item retained earnings. Their value decreased by PLN 1 582 282 thousand. This was affected by a decision passed by the General Shareholders' Meeting of KGHM Polska Miedź S.A. regarding the payment of a dividend for 2006 in the amount of PLN 3 394 000 thousand, and by the net profit earned by the Company for the first half in the amount of PLN 1 844 245 thousand. The increase in other reserves by PLN 559 289 thousand is mainly due to the settlement of hedging instruments by the Parent Entity.

The largest item of current liabilities is trade and other payables. This item mainly includes:

- liabilities due to a dividend for the Parent Entity shareholders of PLN 3 495 711 thousand,
- trade payables of PLN 603 431 thousand, and
- accruals of PLN 378 195 thousand
  (including PLN 256 788 thousand representing an accrual for future wages due to an additional annual employee bonus pursuant to the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A.)

Current liabilities increased by PLN 2 512 524 thousand, mainly due to payables in respect of the shareholders of the Parent Entity due to the dividend for 2006.

As respects the item derivative financial instruments, there was a significant decrease in the amount of PLN 705 318 thousand (by 67%) due to settlement by the Parent Entity of hedging transactions and to a decrease in the volume of hedged production.

3.4. Income statement

Table 8. *Consolidated income statement ('000 PLN)*

INCOME STATEMENT	for the period from 01.01.2006 to 30.06.2006	for the period from 01.01.2007 to 30.06.2007	Change *
1	2	3	4
Sales	6 176 057	6 467 338	104.7%
Costs of sales	(3 567 723)	(3 639 186)	102.0%
Gross profit	**2 608 334**	**2 828 152**	**108.4%**
Selling costs	(91 373)	(95 652)	104.7%
Administrative expenses	(335 395)	(344 775)	102.8%
Other operating income	115 813	105 841	91.4%
Other operating costs	(63 568)	(367 080)	577.5%
Operating profit	**2 233 811**	**2 126 486**	**95.2%**
Finance costs - net	(13 380)	(15 212)	113.7%
Share in profits of associates accounted for using the equity method	99 841	122 430	122.6%
Profit before income tax	**2 320 272**	**2 233 704**	**96.3%**
Income tax expense	(438 900)	(421 679)	96.1%
Profit for the period	**1 881 372**	**1 812 025**	**96.3%**
attributable to:			
shareholders of the Parent Entity	1 881 002	1 811 718	96.3%
minority interest	370	307	83.0%
Earnings per share attributable to shareholders of the Parent Entity during the year (PLN per share)			
- basic	**9.41**	**9.06**	**96.3%**
- diluted	**9.41**	**9.06**	**96.3%**

** H1 2006 = 100*

During the analysed period the KGHM Polska Miedź S.A. Group increased its sales versus the comparable prior period by 4.7%. The increase in sales was mainly dictated by the increase in revenues achieved by the Parent Entity, where the following factors played a significant role (in '000 PLN):

– the increase in copper, silver and gold prices	825 296
– strengthening of the PLN from 3.16 to 2.90 PLN/USD	(507 149)
– a lower loss on hedging transactions	311 484
– a lower sales volume	(307 122)

Gross profit from sales increased by 8.4%.
The decrease in profit for the period by PLN 69 347 thousand is mainly in respect of other operating activities, which in relation to the first half of 2006 decreased by PLN 313 484 thousand. This was affected by the loss on the measurement and realisation of derivative instruments (PLN 252 396 thousand).

The consolidated profit for the first half of 2007 amounted to PLN 1 812 025 thousand, including profit attributable to the shareholders of the Parent Entity of PLN 1 811 718 thousand.

Table 9. *Structure of the profit for the period of the KGHM Polska Miedź S.A. Group ('000 PLN)*

Name of entity	Profit for the first half of 2007
KGHM Polska Miedź S.A.	**1 844 245**
subsidiaries	**70 323**
of which:	
KGHM Ecoren S.A.	27 379
DIALOG S.A.	24 303
KGHM Metraco S.A.	5 361
"Energetyka" sp. z o.o.	3 202
WMN Sp. z o.o.	2 321
PHP "MERCUS" sp. z o.o.	2 228
DFM ZANAM-LEGMET Sp. z o.o.	2 133
associates - attributable to the Group	**122 430**
of which:	
Polkomtel S.A.	121 926
consolidation adjustment*	(225 280)
Profit for the period attributable to shareholders of the Parent Entity	**1 811 718**

* *consolidation adjustments relate primarily to elimination of the valuation of shares of subsidiaries and associates accounted for using the equity method in the separate financial statements of Group entities (as respects KGHM Polska Miedź S.A., KGHM Ecoren S.A., DIALOG S.A., PHP „MERCUS" sp. z o.o., „Energetyka" sp. z o.o.)*

3.5. Structure of Group sales

The largest share in Group sales is held by the segment of activities which involve the extraction and processing of copper and precious metals, the production of non-ferrous metals, trade and copper promotion.
A significantly lower amount of sales is generated by the segment of telecom and IT services, which is nearly at the level of total remaining sales.

Diagram 4. *Sales by segment*


91% Copper and precious metals, other smelter products
5% Other
4% Telecom and IT services

3.6. Sales markets – geographical structure

The largest portion, i.e. 44% of revenues from the sale of products, goods for resale and services achieved by the KGHM Polska Miedź S.A. Group, comes from the domestic market. The largest foreign recipient of the products, goods for resale and services offered by the Group is Germany - 17 %. The other significant customers on the foreign market remain the Czech Republic and China (with respective shares of 9% and 7%).

Diagram 5. *Sales by market*


Austria
2%
China
7%
France
0.76%
Czech Republic
9%
UK
5%
Other countries
15%
Germany
17%
Poland
44%

During the analysed period, in comparison to the sales structure in the first half of 2006, the following were clearly significant:

- an increase in sales on the Polish market from 38 % to 44 %,
- a decrease in sales on the German market from 27 % to 17 %

3.7. Transactions with related entities

The value of transactions – sales and purchases – with related entities is presented below. State Treasury companies, as a related entity, were recognised in the item other entities.

Table 10. *Sales to related entities ('000 PLN)*

Sales	for the period from 01.01.2006 to 30.06.2006	for the period from 01.01.2007 to 30.06.2007
1. to associates	1 522	1 351
2. to members of key management, supervisory staff	20	18
3. to other related entities	39 280	33 864
Total	40 822	35 233

Among the State Treasury subsidiaries, the KGHM Polska Miedź S.A. Group in the first half of 2007 earned the largest revenues from sales from the entity Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej in Legnica (value PLN 11 933 thousand, share - 34% of total sales). These revenues were from sales of heating energy by „Energetyka' sp. z o.o.

Table 11. *Purchases from related entities ('000 PLN)*

Purchases	for the period from 01.01.2006 to 30.06.2006	for the period from 01.01.2007 to 30.06.2007
1. from associates	23 688	23 881
2. from other related entities	302 218	354 777
Total	325 906	378 658

Among the State Treasury subsidiaries, in the first half of 2007 the largest purchases by KGHM Polska Miedź S.A. Group were from the entity EnergiaPro Koncern Energetyczny S.A. (value PLN 253 335 thousand, share - 67% of total purchases).

3.8. Financial ratios of the KGHM Polska Miedź S.A. Group

Basic ratios describing the economic activities of the Group are presented below:

Table 12. *Economic ratios*

Ratios	31 December 2006	30 June 2006	30 June 2007
1. Liquidity ratios			
- quick liquidity (multiple)	1.3	0.7	1.0
- current liquidity (multiple)	1.8	1.0	1.3
2. Profitability ratios			
- Return on Assets (%)	27.0	14.2	12.4
- Return on Equity (%)	42.5	36.8	24.8
3. Equity and liabilities ratios			
- debt ratio (%)	36.4	61.5	50.1
- durability of financing structure ratio (%)	75.5	49.3	61.1

The continuation of bullish conditions on the metals market, and consequently the high level of cash resources at the end of June 2007, allocated for payment by the Parent Entity of a dividend totalling PLN 3 394 000 thousand, led to an increase in the liquidity ratios.

The deterioration of the profitability ratios (Return on Assets and Return on Equity) is mainly the result of the Group earning a lower profit for the first half of 2007 in relation to the comparable prior period, alongside a higher level of total assets and equity at the end of June 2007.

A change in the structure of equity and liabilities (an increase in equity and a decrease in current liabilities) due to the measurement and settlement of derivative financial instruments, resulted in the reduction of the debt ratio and in the durability of financing structure ratio.

3.9. Risk management

The KGHM Polska Miedź S.A. Group actively manages that risk to which it is exposed. The main goal of risk management is to minimise variability in cash flow. Realisation of this policy is dependent primarily upon the internal situation of the Parent Entity, as well as on market conditions. Actions undertaken are aimed at increasing the probability of achieving budget plans, keeping the companies in a good financial condition and supporting the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

The fundamental risk to which the Group is exposed is market risk. This is comprised of:

- the metals prices risk (copper, silver and gold),
- the currency risk, and
- the interest rates risk.

To mitigate market risk, derivative instruments are mainly used. Natural hedging is also used. Application of the following types of instrument is permitted:

- swap contracts,
- forward and futures contracts,
- options contracts, and
- structures derived from the above.

Risk management in the Parent Entity

In the first half of 2007, strategies hedging the copper price represented approx. 35% of sales of this metal realised by the Parent Entity (in the first half of 2006 - 30%). In the case of silver this figure was at the level of approx. 10% (in the first half of 2006: 39%). In the case of the currency market hedged revenues from sales represented approx. 5% (in the first half of 2006: 11%) of total revenues from sales realised by the Company.

Transactions hedging metals prices were settled with a negative result, while currency transactions were settled with a positive result. In the first half of 2007, the result on derivative instruments amounted to PLN (873 808) thousand [in the first half of 2006: PLN (915 859) thousand], of which:

- revenues from sales were adjusted by PLN (620 293) thousand (the amount transferred from equity to the income statement during the reporting period; in the first half of 2006 PLN (931 777) thousand),
- the result on other operating activities was changed with the following amounts: PLN (4 675) thousand (in the first half of 2006 by PLN (3 997) thousand) due to the loss from realisation of derivative instruments, and PLN (248 839) thousand (in the first half of 2006 PLN 19 915 thousand) due to the loss from the measurement of derivative instruments.

The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to the change in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the revaluation reserve.

In the first half of 2007, the Parent Entity implemented copper price hedging strategies of a total volume of 150 thousand tonnes and a time horizon falling in 2008. The Company made use of options. Additionally, during this period the Company implemented adjustment hedge transactions of a total volume of 3 890 tonnes and a time horizon falling in January, March, April, May, June and September 2007.

In the case of the silver market, during the analysed period strategies were implemented for hedging the price of this metal in a total volume of 19.2 million troz and a time horizon falling in 2008 and 2009. In the first half of 2007, there were no adjustment hedge transactions implemented on the silver market.

In the case of the forward currency market, in the first half of 2007 the Parent Entity implemented strategies hedging the USD/PLN rate for an amount of USD 300 million and a time horizon falling in the second half of 2007. The Company made use of forward contracts. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Company remains hedged for a portion of copper sales planned for the second half of 2007 (36 thousand t) and for 2008 (150 thousand t), for a portion of silver sales planned for the second half of 2007 (0.3 million troz), for 2008 (12 million troz) and for 2009 (9.6 million troz), as well as for a portion of sales revenues (currency market) planned to be achieved in the second half of 2007 (USD 337.5 million).

The Company continuously monitors the commodity and currency markets, and these monitoring activities are the basis for taking decisions on implementing hedging strategies.

Risk management in the companies of the KGHM Polska Miedź S.A. Group

The remaining companies of the Group likewise possess internally-developed operating procedures for reducing exposure to certain types of market risk, in particular credit risk and liquidity risk. Adherence to these procedures in the process of selecting suppliers and clients, seeking external sources of financing and depositing free cash resources ensures these companies of minimalisation of risk in decision taking related to their business activities. The remaining companies of the Group do not enter into hedging transactions which meet the criteria for hedge accounting.

Details of the risk management policy together with an identification of the main types of risk can be found in Notes 3 and 13 of the financial statements.

3.10. Forecast financial results of Group companies

Financial forecasts of the results of the Group are not prepared. Forecasts are prepared and published of the projected results of the Parent Entity. In a current report dated 21 August 2007 information was published on the confirmation by the Management Board of KGHM Polska Miedź S.A. of an adjusted Budget for 2007. The Supervisory Board of the Company at its meeting on 30 August 2007 approved this document.

The adjusted Budget assumes the achievement of revenues from sales in the amount of PLN 11 854 million and net profit of PLN 3 682 million. This means an increase in the projected amounts by 11% and 24% respectively.

The decision to review the Budget is based on the economic and financial results achieved in the first half of 2007 and events affecting the financial position of the Company in the second half of 2007, including:

- updating of the macroeconomic forecast,
- the decision of the Ordinary General Shareholders' Meeting on payment of a dividend from 2006 profit,

- the change in the work system in the mines - discontinuance of mining on Sundays, and
- updating of the investment program.

The assumptions for subsequent years published in a current report dated 17 January 2007 and in the Annual Report of the Company for 2006 will be reviewed as part of the Technical-Economic Plan for the years 2008-2012 which is being prepared.

The remaining companies of the Group follow unified principles for budgeting and planning. The plans of subsidiaries are evaluated based on their conformance with the Strategy of the Parent Entity and Group, from which in turn arise basic questions associated with the directions of equity investment, the development of specific areas of activities and with the dividend policy. A significant role in Group planning is played by the effective management of cash flow, the optimal financing of current activities, risk management and controlling costs. Execution of these plans is continuously monitored by the supervisory boards of these entities as well as by the equity supervision unit of the Parent Entity. The KGHM Polska Miedź S.A. Group also applies unified reporting principles. The specific financial and economic condition of Group entities is evaluated on a quarterly basis, with monthly monitoring.

4. Subsequent events

Change in the distribution of profit for 2006

The Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. by a resolution dated 9 July 2007 carried out an accounting correction of Resolution no. 39/2007 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. with respect to the distribution of profit for the financial year 2006 and setting of the right to dividend date and dividend payment dates, deciding as follows:

1. The profit of KGHM Polska Miedź S.A. for financial year 2006 in the amount of PLN 3 395 130 thousand shall be distributed in the following manner:
   - as a shareholders dividend PLN 3 394 000 thousand, representing PLN 16.97 per share
   - to supplementary capital PLN 1 130 thousand
2. The right to dividend date and dividend payment dates remained unchanged.

Filing of a suit to invalidate a resolution of the Extraordinary General Meeting of Shareholders of KGHM Polska Miedź S.A.

On 7 August 2007, the Company was informed of a suit filed with the Regional Court in Legnica, Section VI (Economic) by the shareholder Ryszard Zbrzyzny, submitted to the Court on 25 July 2007, requesting the Court either to invalidate or to annul resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of a resolution no. 39/2007 of the Ordinary General Shareholders' Meeting dated 30 May 2007 on the distribution of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates, along with a request to safeguard the suit by issuing a court injunction prohibiting the Company from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand.

In connection with the above suit, the Regional Court in Legnica, Section VI (Economic), by a ruling dated 1 August 2007, agreed to safeguard the suit by prohibiting the defendant from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand. The Regional Court in Legnica set 18 September 2007 as the date for hearing this matter. The Parent Entity submitted an appeal against the decision issued by the Regional Court in Legnica.

On 6 September 2007, the Court of Appeal in Wrocław dismissed the appeal of the Company against a decision issued by the Regional Court in Legnica dated 1 August 2007 regarding prohibition of the payout of the second tranche of the dividend in the amount of PLN 1 696 000 thousand, which was to be paid on 10 September 2007. The decision of the Court of Appeal in Wrocław is final and binding.

On 18 September 2007, the Regional Court in Legnica, Section VI (Economic), in its proceedings concerning the matter with the identification number Sygn. akt VI GC 45/07, issued a decision in which the court ascertained the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of resolution no. 39/2007 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 on the distribution of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates.

This decision is not final and binding.

On 10 October 2007, the law office of Sołtysiński & Szlęzak Kancelaria Radców Prawnych i Adwokatów Spółka Komandytowa in Warsaw acting as counsel to the Parent Entity submitted to the Court of Appeal in Wrocław an appeal against the decision issued by the Regional Court in Legnica, Section VI (Economic) dated 18 September 2007 concerning the matter with the identification number Sygn. akt VI GC 45/07, in which the court ascertained the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.
Therefore, remaining in force is the decision of the Court dated 1 August 2007 on safeguarding the suit by prohibiting payment of the second tranche of the dividend in the amount of PLN 1 696 000 thousand.

Adjusted budget for 2007

On 21 August 2007, the Management Board of KGHM Polska Miedź S.A. confirmed the adjusted Budget for 2007. The Supervisory Board of the Company at its meeting on 30 August 2007 approved the adjusted Budget of the Parent Entity for 2007 as presented by the Management Board.

Dividend from PTR S.A.

The Ordinary General Shareholders' Meeting of PTR S.A., convened on 29 June 2007, was resumed on 20 July 2007. At the Ordinary General Shareholders' Meeting the resolutions passed included the distribution of profit for 2006. In accordance with this resolution the amount of PLN 3 334 thousand was allocated as a dividend from the profit of the company, i.e. PLN 0.0317 per share. The amount of the dividend attributable to KGHM Polska Miedź S.A. was PLN 396 thousand (12.5 million shares*PLN 0.0317). The dividend was received on 16 August 2007.

Founding and registration of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna

On 2 July 2007, KGHM Polska Miedź S.A. founded a company called KGHM LETIA Legnicki Park Technologiczny spółka akcyjna. The share capital of this newly-created entity amounts to PLN 20 000 thousand and is divided into 20 000 shares of series A of PLN 1 000 each. KGHM Polska Miedź S.A. acquired 18 990 shares in the newly-created company with the total nominal amount of PLN 18 990 thousand, representing 94.95% of the share capital of this company and granting the same number of votes at the General Shareholders' Meeting.
On 29 August 2007, the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration issued a decision on entering the following company into the Register of Entrepreneurs: KGHM LETIA Legnicki Park Technologiczny spółka akcyjna with its registered head office in Legnica.

Registration of a change in the share capital of Avista Media Sp. z o.o. (formerly Tele Video Media Sp. z o.o.)

On 13 July 2007, a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court Register for an indirect subsidiary of KGHM Polska Miedź S.A. – Avista Media Sp. z o.o. with its registered head office in Wrocław (formerly Tele Video Media Sp. z o.o. with its registered head office in Bielany Wrocławskie – the change in the name and registered head office were registered by the same ruling of the court). The share capital of Avista Media Sp. z o.o. was increased by PLN 4 000 thousand through the creation of 8 000 shares with a face value of PLN 500 each. All of the new shares were acquired by DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.) at their face value, i.e. PLN 500 per share. The new shares were paid for in cash on 28 June 2007. Currently the share capital of Avista Media Sp. z o.o. amounts to PLN 10 000 thousand and is divided into 20 000 shares with a value of PLN 500 each. The total number of votes arising from all issued shares after registration of this change in share capital is 20 000. DIALOG S.A. owns 100 % of the shares of this company.

Increase in the share capital of „Zagłębie" Lubin SSA

On 30 July 2007, KGHM Polska Miedź S.A. and „Zagłębie" Lubin SSA (a subsidiary of KGHM Polska Miedź S.A.) signed an Agreement for the Acquisition of Shares of „Zagłębie" Lubin SSA. KGHM Polska Miedź S.A. acquired 100 000 registered ordinary shares of the new issue, series „AE", having an issue price equal to the face value of PLN 1 000 per share.
The shares will be paid for in cash in the following tranches:

- 1st tranche: PLN 25 000 thousand – by 30 September 2007,
- 2nd tranche: PLN 50 000 thousand – by 31 March 2008,
- 3rd tranche: PLN 25 000 thousand – by 30 June 2008.

The total increase in the share capital amounts to PLN 100 000 thousand. The shares acquired by KGHM Polska Miedź S.A. represent 87.96% of the increased share capital of the company „Zagłębie" Lubin SSA.
After this increase, the share capital of „Zagłębie" Lubin SSA amounts to PLN 113 689 thousand and is divided into 113 689 ordinary shares with a nominal value of PLN 1 000 each. KGHM Polska Miedź S.A. owns 100% of shares, which is equal to the amount of votes. The funds obtained from this increase are to be used for the construction of a stadium.
On 5 October 2007, the change in the share capital of „Zagłębie" Lubin SSA was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register.

Acquisition of shares in the company Polskie Centrum Promocji Miedzi spółka z o.o.

On 24 September 2007, KGHM Polska Miedź S.A. entered into four contracts, based on which it acquired shares of Polskie Centrum Promocji Miedzi spółka z o.o. („PCPM sp. z o.o.") with its registered head office in Wrocław (an indirect subsidiary of KGHM Polska Miedź S.A.) from entities of the KGHM Polska Miedź S.A. Group:

- the Company acquired 26 shares of PCPM sp. z o.o. from KGHM Ecoren S.A., representing 74.286% of the share capital of PCPM sp. z o.o., for the total amount of PLN 239 thousand. The carrying amount of the shares of PCPM sp. z o.o. in the accounts of the selling entity is PLN 263 thousand;
- the Company acquired 1 share of PCPM sp. z o.o. from each of the three companies: Walcownia Metali „Łabędy" S.A., KGHM Metraco S.A. and KGHM Cuprum sp. z o.o. – CBR, representing 2.857% of the share capital of PCPM sp. z o.o., for the total amount of PLN 9 thousand. The carrying amount of the shares of PCPM sp. z o.o. in the accounts of each of the selling entities is PLN 3 thousand (in total - 3 shares

representing 8.571% of the share capital of PCPM sp. z o.o., for the amount of PLN 27 thousand, with a carrying amount in the accounts of the selling entities of PLN 9 thousand)

All of the shares acquired by KGHM Polska Miedź S.A. will be paid for in cash. The total nominal value of the 29 shares acquired is PLN 87 thousand, i.e. PLN 3 thousand each. The shares acquired represent 82.857% of the share capital of PCPM sp. z o.o. as well as the same number of votes. The transfer of ownership rights to the shares of PCPM sp. z o.o. to KGHM Polska Miedź S.A. will take place 7 days after the signing of these contracts, i.e. on 1 October 2007. This transaction simplifies the structure of the KGHM Polska Miedź S.A. Group.

Registration of an increase in the share capital of MCZ S.A.

On 3 October 2007, a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register for MIEDZIOWE CENTRUM ZDROWIA Spółka Akcyjna with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.).
The share capital of MIEDZIOWE CENTRUM ZDROWIA Spółka Akcyjna was increased by PLN 4 300 thousand through the issuance of 60 560 shares with a face value of PLN 71 each and after the increase amounts to PLN 51 118 thousand. All of the new shares were acquired by KGHM Polska Miedź S.A. and paid for in cash.

Changes in the composition of the Supervisory Board

On 18 October 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. recalled Adam Łaganowski from the Supervisory Board, and simultaneously appointed Remigiusz Nowakowski and Leszek Jakubów to the Supervisory Board.

Annulment of a resolution regarding settlement of the effects of a hyperinflationary revaluation of share capital to be presented in the consolidated financial statements of the KGHM Polska Miedź S.A Group

On 18 October 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. annulled Resolution no. 31/2005 dated 15 June 2005 regarding settlement of the effects of a hyperinflationary revaluation of share capital to be presented in the consolidated financial statements of the KGHM Polska Miedź S.A. Group, prepared in accordance with the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS).

Decrease in the share capital of KGHM Polska Miedź S.A

On 18 October 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. decreased the share capital of KGHM Polska Miedź S.A. presented in the separate financial statements of the Company and transferred the funds accumulated in share capital to supplementary capital.

The General Shareholders' Meeting of KGHM Polska Miedź S.A. decreased the share capital of the Company - presented in the separate financial statements at the date of application of International Financial Reporting Standards and at the date of preparation of the first half-year financial statements in accordance with IFRS, i.e. at 30 June 2007, in the amount of PLN 7 413 573 thousand after hyperinflationary revaluation – by the amount of PLN 5 413 573 thousand. Following this decrease the amount of share capital remains at PLN 2 000 000 thousand. The General Shareholders' Meeting transferred the amount of PLN 5 413 573 thousand, being the amount by which the share capital was decreased, to the supplementary capital of the Company.

5. Annexes

5.1. Methodology for calculation of ratios used in this report

$$ROE = \frac{\text{profit for the period}}{\text{equity}} \times 100$$

$$ROA = \frac{\text{profit for the period}}{\text{total assets}} \times 100$$

$$\text{debt ratio} = \frac{\text{total liabilities}}{\text{equity and liabilities}} \times 100$$

$$\text{durability of financing structure} = \frac{\text{equity + non-current liabilities}}{\text{equity and liabilities}} \times 100$$

$$\text{Quick liquidity} = \frac{\text{current assets - inventories}}{\text{current liabilities}}$$

$$\text{Current liquidity} = \frac{\text{current assets}}{\text{current liabilities}}$$

5.2. List of tables

5.3. List of drawings

Signatures of all Members of the Management Board			
Date	First name, surname	Position / function	Signature
18 October 2007	*Krzysztof Skóra*	President of the Management Board	[signature]
18 October 2007	*Maksymilian Bylicki*	I Vice President of the Management Board	[signature]
18 October 2007	*Marek Fusiński*	Vice President of the Management Board	[signature]
18 October 2007	*Stanisław Kot*	Vice President of the Management Board	[signature]
18 October 2007	*Ireneusz Reszczyński*	Vice President of the Management Board	[signature]

END